Embraer + CAE, Dassault + CAE, China Southern Airlines + CAE, Bombardier + CAE, Emirates + CAE, Cebu Pacific + CAE, Honeywell + CAE, CHC Helicopter + CAE, ATR + CAE, Líder Aviação + CAE, Mitsubishi Aircraft Corporation + CAE, Virgin Atlantic + CAE, GE Capital + CAE, JetBlue + CAE, Ryanair + CAE, Bell Helicopter + CAE , Alitalia + CAE, easyJet + CAE, AirAsia + CAE, Air Canada + CAE, Interglobe + CAE, US Airways + CAE, Norwegian + CAE, Virgin America + CAE, LAN + CAE, TAM + CAE, Flydubai + CAE, Thomas Cook + CAE, SAS + CAE, Iberia + CAE, Elsevier + CAE, Devex + CAE, BAE Systems + CAE, General Atomics + CAE, Rossell India + CAE, Russian Helicopters + CAE, Havelsan + CAE, Mubadala Aerospace + CAE, Abu Dhabi Aviation + CAE, Indra + CAE, Royal Air Force + CAE, Alenia Aermacchi + CAE, AgustaWestland + CAE, Airbus Military + CAE, Hindustan Aeronautics Limited + CAE, Lockheed Martin + CAE, German Armed Forces + CAE, Royal Canadian Air Force + CAE, Royal Australian Air Force + CAE, Royal Navy + CAE, U.S. Navy + CAE, U.S. Air Force + CAE, Government of Brunei + CAE, Beechcraft + CAE, Aeronautics + CAE, Air Wisconsin + CAE, Air Transat + CAE, CSA Czech Airlines + CAE, Garuda + CAE, Jazz Air + CAE, Ryanair + CAE, SilkAir + CAE, South African Airlines + CAE, Sunwing + CAE, Turkish Airlines + CAE, Vueling + CAE, Embraer + CAE, Dassault + CAE, China Southern Airlines + CAE, Bombardier + CAE, Emirates + CAE, Cebu Pacific + CAE, Honeywell + CAE, CHC Helicopter + CAE, ATR + CAE, Líder Aviação + CAE, Mitsubishi Aircraft Corporation + CAE, Virgin Atlantic + CAE, GE Capital + CAE, JetBlue + CAE, Ryanair + CAE, Bell Helicopter + CAE, Alitalia + CAE, easyJet + CAE, AirAsia + CAE, Air Canada + CAE, Interglobe + CAE, US Airways + CAE, Norwegian + CAE, Virgin America + CAE, LAN + CAE, TAM + CAE, Flydubai + CAE, Thomas Cook + CAE, SAS + CAE, Iberia + CAE, Elsevier + CAE, Devex + CAE, BAE Systems + CAE, General Atomics + CAE, Rossell India + CAE, Russian Helicopters + CAE, Havelsan + CAE, Mubadala Aerospace + CAE, Abu Dhabi Aviation + CAE, Indra + CAE, Royal Air Force + CAE, Alenia Aermacchi + CAE, AgustaWestland + CAE, Airbus Military + CAE,

CAE

+Partner of Choice

ANNUAL REPORT

Fiscal year ended March 31, 2013

Bombardier + CAE, Emirates + CAE, Cebu Pacific + CAE, Honeywell + CAE, CHC Helicopter + CAE, ATR + CAE, Líder Aviação + CAE, Mitsubishi Aircraft Corporation + CAE, Virgin Atlantic + CAE, GE Capital + CAE, JetBlue + CAE, Ryanair + CAE, Bell Helicopter + CAE, Alitalia + CAE, easyJet + CAE, AirAsia + CAE, Air Canada + CAE, Interglobe + CAE, US Airways + CAE, Norwegian + CAE, Virgin America + CAE, LAN + CAE, TAM + CAE, Flydubai + CAE, Thomas Cook + CAE, SAS + CAE, Iberia + CAE, Elsevier + CAE, Devex + CAE, BAE Systems + CAE, General Atomics + CAE, Rossell India + CAE, Russian Helicopters + CAE, Havelsan + CAE, Mubadala Aerospace + CAE, Abu Dhabi Aviation + CAE, Indra + CAE, Royal Air Force + CAE, Alenia Aermacchi + CAE, AgustaWestland + CAE, Airbus Military + CAE, Hindustan Aeronautics Limited + CAE, Lockheed Martin + CAE, German Armed Forces + CAE, Royal Canadian Air Force + CAE, Royal Australian Air Force + CAE, Royal Navy + CAE, U.S. Navy + CAE, U.S. Air Force + CAE, Government of Brunei + CAE, Beechcraft + CAE, Aeronautics + CAE, Air Wisconsin + CAE, Air Transat + CAE, CSA Czech Airlines + CAE, Garuda + CAE, Jazz Air + CAE, Ryanair + CAE, SilkAir + CAE, South African Airlines + CAE, Sunwing + CAE, Turkish Airlines + CAE, Vueling + CAE, Embraer + CAE, Dassault + CAE, China Southern Airlines + CAE, Bombardier + CAE, Emirates + CAE, Cebu Pacific + CAE, Honeywell + CAE, CHC Helicopter + CAE, ATR + CAE, Líder Aviação + CAE, Mitsubishi Aircraft Corporation + CAE, Virgin Atlantic + CAE, GE Capital + CAE, JetBlue + CAE, Ryanair + CAE, Bell Helicopter + CAE, Alitalia + CAE, easyJet + CAE, AirAsia + CAE, Air Canada + CAE, Hindustan Aeronautics Limited + CAE, Lockheed Martin + CAE, German Armed Forces + CAE, Aviation royale canadienne + CAE, Royal Australian Air Force + CAE, Royal Navy + CAE, U.S. Navy + CAE, U.S. Air Force + CAE, Government of Brunei + CAE, Beechcraft + CAE, Aeronautics + CAE, Air Wisconsin + CAE, Air Transat + CAE, CSA Czech Airlines + CAE, Garuda + CAE, Jazz Air + CAE, Ryanair + CAE, SilkAir + CAE, South African Airlines + CAE, Sunwing + CAE, Turkish Airlines + CAE, Vueling + CAE, Embraer + CAE, Dassault + CAE, China Southern Airlines + CAE,

CAE is a global leader in modeling, simulation and training for civil aviation and defence. The company employs approximately 8,000 people at more than 100 sites and training locations in approximately 30 countries. CAE offers civil aviation, military and helicopter training services in more than 45 locations worldwide and trains approximately 100,000 crew members yearly. In addition, the CAE Oxford Aviation Academy offers training to aspiring pilot cadets in 11 CAE-operated flight schools. CAE’s business is

Corporate Profile

diversified, ranging from the sale of simulation products to providing comprehensive services such as training and aviation services, integrated enterprise solutions, in-service support and crew sourcing. The company applies simulation expertise and operational experience to help customers enhance safety, improve efficiency, maintain readiness and solve challenging problems. CAE is now leveraging its simulation capabilities in new markets such as healthcare and mining. www.cae.com Follow us on Twitter @CAE_Inc

Financial Highlights	1
Global Reach	2
Chairman’s Message	4
Message to Shareholders	5
Partner of Choice	8
Service + Commitment	10
Global Presence	12
Innovation + Technology Leadership	14
People + Experience	16
Reputation + Brand	18
Financial Review	20

Financial Highlights

(amounts in millions, except per share amounts)	2013	2012

Operating results
Revenue	2,104.5	1,821.2
Net income	142.4	182.0
Backlog	4,091.9	3,724.2

Financial position
Net cash provided by operating activities	204.1	233.9
Capital expenditures	155.8	165.7
Total assets	3,878.7	3,183.7
Total long term debt, net of cash	916.8	534.3

Per share
Basic earnings attributable to equity holders of the Company	0.54	0.70
Dividends	0.19	0.16
Equity	4.38	4.05

CAE Annual Report 2013 | 1

GLOBAL REACH

ANCHORAGE
COLD LAKE
VANCOUVER
REDMOND
MCCHORD
FAIRCHILD
MOOSE JAW
MONTREAL
BAGOTVILLE
MIRABEL
FREDERICTON
GAGETOWN
SUDBURY
PETAWAWA
TORONTO
OTTAWA
PEASE
HALIFAX
GREENWOOD
TRENTON
BOSTON
MINNEAPOLIS
MILWAUKEE
MCCONNELL
GRISSOM
DENVER
WICHITA
SCOTT
FORT KNOX
MORRISTOWN
SAN FRANCISCO
SAN JOSE
OKLAHOMA CITY
SHERWOOD
DURHAM
ALTUS
SEYMOUR JOHNSON
MARCH
PHOENIX
RICHARDSON
DOBBINS
SAN DIEGO
LITTLE ROCK
CHARLOTTE
DAVIS-MONTHAN
DALLAS
FORT BENNING
KEESLER
COLUMBUS
HOLLOMAN
TAMPA
ORLANDO
MACDILL
SARASOTA
MIAMI
ZACATECAS
TOLUCA
HICKAM AFB
MEDELLIN
BOGOTA
LIMA
BELO HORIZONTE
SÃO PAULO
SANTIAGO
CANADA
3,940
employees
USA
1,570
employees
LATIN AMERICA
100
employees

LEGEND

- Civil Aviation Training
- Civil Aviation Services
- CAE Oxford Aviation Academy
- Defence Training
- Defence Services
- Defence Operations and Offices
- CAE Healthcare
- CAE Mining
- * Expansion

NORTH AMERICA

CANADA

Bagotville
Cold Lake
Fredericton
Gagetown
Greenwood
Halifax
Mirabel
Montreal
Moose Jaw
Ottawa
Petawawa*
Sudbury
Toronto
Trenton
Vancouver

UNITED STATES

Altus
Anchorage
Boston
Charlotte
Columbus
Dallas
Davis-Monthan
Denver
Dobbins
Durham
Fairchild
Fort Benning
Fort Knox
Grissom
Hickam
Holloman
Keesler
Little Rock
MacDill
March
McChord
McConnell
Miami
Milwaukee
Minneapolis
Morristown
Oklahoma City
Orlando
Pease
Phoenix
Redmond
Richardson
San Diego
San Francisco
San Jose
Sarasota
Scott
Seymour Johnson
Sherwood
Tampa

MEXICO

Toluca
Zacatecas

SOUTH AMERICA

BRAZIL

Belo Horizonte
São Paulo

CHILE

Santiago

COLUMBIA

Bogota
Medellin

PERU

Lima

AFRICA

CAMEROON

Douala

SOUTH AFRICA

Johannesburg

EUROPE
1,280
employees
INDIA
320
employees
CHINA
120
employees
SOUTHEAST ASIA
160
employees
MIDDLE EAST
150
employees
AFRICA
30
employees
AUSTRALIA
225
employees
OSLO
STOCKHOLM
STAVANGER
ABERDEEN
DUBLIN
BRIZE NORTON
MILDENHALL
AMSTERDAM
JAGEL
COPENHAGEN
YEOVILTON
CULDROSE
OXFORD
WEST SUSSEX
BURGESS HILL
NORDHOLZ
WITTMUND
BRUSSELS
WUNSTORF
FASSBERG
PARIS
BUECKEBURG
NOERVENICH
VÉLIZY
PRAGUE
GEILENKIRCHEN
STOLBERG
NEUBURG
LECHFELD
FUERSTENFELDBRUCK
BUDAPEST
VESZPRÉM
BORDEAUX
SESTO CALENDE
MILAN
MADRID
EVORA
BARCELONA
PISA
VITERBO
ROME
PALMA DE MALLORCA
KARAGANADA
BEIJING
SEOUL
TOKYO
IWAKUNI
ATSUGI
SHANGHAI
KADENA
OKINAWA
FUTENMA
HONG KONG
ZHUHAI
MANILA
CAIRO
JEDDAH
ABU DHABI
DUBAI
AMBALA
NEW DELHI
HINDON
PALAM
JAISALMER
GORAKHPUR
JODHPUR
RAE BARELI
BHUJ
NASIK
GONDIA
MUMBAI
AHMEDNAGAR
LONAVALA
VISAKHAPATNAM
HYDERABAD
BIDAR
GOA
CHENNAI
BENGALURU
KOCHI
RIMBA
KUALA LUMPUR
SINGAPORE
JAKARTA
DOUALA
JOHANNESBURG
TOWNSVILLE
BRISBANE
OAKEY
AMBERLEY
PERTH
RICHMOND
SYDNEY
ADELAIDE
CANBERRA
NOWRA
MELBOURNE

EUROPE

BELGIUM
- Brussels

CZECH REPUBLIC
- Prague

DENMARK
- Copenhagen

FRANCE
- Bordeaux
- Paris
- Vélizy

GERMANY
- Buechel
- Bueckeburg
- Fassberg
- Fuerstenfeldbruck
- Geilenkirchen
- Holzdorf
- Jagel
- Kiel
- Laage
- Lechfeld
- Mainz
- Neuburg
- Noervenich
- Nordholz
- Stolberg
- Wittmund
- Wunstorf

HUNGARY
- Budapest
- Veszprém

IRELAND
- Dublin

ITALY
- Milan
- Pisa
- Rome
- Sesto Calende
- Viterbo

NETHERLANDS
- Amsterdam

NORWAY
- Oslo
- Stavanger

SPAIN
- Barcelona
- Madrid
- Palma De Mallorca

SWEDEN
- Stockholm

UNITED KINGDOM
- Aberdeen
- Anglesey
- Benson
- Burgess Hill
- Brize Norton
- Culdrose
- Manchester
- Mildenhall
- Oxford
- Swindon
- Wells
- West Sussex
- Yeovilton

MIDDLE EAST

EGYPT
- Cairo

UNITED ARAB EMIRATES
- Abu Dhabi
- Dubai

SAUDI ARABIA
- Jeddah

ASIA

BRUNEI
- Rimba*

CHINA
- Beijing
- Hong Kong
- Shanghai
- Zhuhai

INDIA
- Ahmednagar
- Ambala
- Bengaluru
- Bhuj
- Bidar
- Chennai
- Goa
- Gondia
- Gorakhpur
- Hindon
- Hyderabad
- Jaisalmer
- Jodhpur
- Kochi
- Lonavala
- Mumbai
- Nasik
- New Delhi*
- Palam
- Rae Bareli
- Visakhapatnam

INDONESIA
- Jakarta

JAPAN
- Atsugi
- Futenma
- Kadena
- Iwakuni
- Okinawa
- Tokyo*

KAZAKHSTAN
- Karaganda

MALAYSIA
- Kuala Lumpur

PHILIPPINES
- Manila

SINGAPORE
- Singapore

SOUTH KOREA
- Seoul

OCEANIA

AUSTRALIA
- Adelaide
- Amberley
- Brisbane
- Canberra
- Melbourne
- Nowra
- Oakey
- Perth
- Richmond
- Sydney
- Townsville*

CAE Annual Report 2013 | 3

Chairman's Message

It has been an honour and a privilege for me to serve as your chairman of the board for the past 14 years.

I have witnessed CAE's transformation from a supplier of flight simulators to the civil aviation industry into a position of global leadership in crew training for both civil and defence markets worldwide. CAE is in very capable hands, under the leadership of Marc Parent, President and Chief Executive Officer, and his executive team. Revenue last year exceeded two billion dollars for the first time, with a good balance between markets and geographies. With a record order backlog, CAE is well-positioned to create long-term value for its stakeholders.

Governance changes introduced this year have brought the age limit for directors to 72, and a term limit of 12 years. As a result of these new guidelines, my fellow directors John A. (Ian) Craig, H. Garfield Emerson, E. Randolph Jayne II, Dr. Robert Lacroix, Lawrence N. Stevenson and I will not be standing for re-election. The dedication of my Board colleagues to CAE has been exemplary, and I wish to thank them sincerely for their years of service. Management and shareholders will continue to benefit from the support and oversight of a seasoned Board of Directors, and an award-winning governance structure. The continuing board members, as well as Andrew J. Stevens and Kathleen E. Walsh, who joined our Board this calendar year, have nearly five decades of combined experience with CAE.

During my 16 years on the Board, CAE has undergone many changes, responding to both challenges and opportunities, and the company's progress has been tangible. Regardless of market conditions, we have always been well-served by the commitment of CAE employees to their company and its customers. I hasten to salute all of the women and men of CAE all over the world for their dedication to making CAE the partner of choice in its markets, and wish the company continued success.

Lynton R. Wilson
Chairman of the Board

4 | CAE Annual Report 2013

Message to Shareholders

CAE achieved operational and strategic milestones in fiscal year 2013 that position the company well for the year ahead and for the long-term.

We maintained our leadership position in our markets and our order backlog exceeded $4 billion for the first time in our history, with a high proportion of recurring services.

Consolidated results

Consolidated revenue reached $2.1 billion, an increase of 16% compared to fiscal year 2012. Revenue growth was driven mainly by our Civil segments which more than offset lower Defence activity.

Net income attributable to equity holders was $139.4 million, or $0.54 per share, compared to $180.3 million, or $0.70 per share, last year. These results reflect the integration of new businesses and the restructuring of Civil and Defence operations. Excluding the impact of restructuring, integration and acquisition costs, net income for fiscal 2013 was $190.7 million, or $0.74 per share.

Free cash flow was $118.9 million and we made progress against our three capital allocation priorities by targeting investment in select growth opportunities, deleveraging our balance sheet and enhancing cash returns for shareholders. Our net debt to total capital was reduced to 45% at the end of the fiscal year compared to nearly 50% following the acquisition of Oxford Aviation Academy ("Oxford") which closed in May 2012 and we are well on our way to reducing it further to our 40% target.

CAE Annual Report 2013 | 5

Segmented results

Combined Civil revenue increased 38%, reaching $1.16 billion. This strong growth reflects the contribution from Oxford, continued strong demand for training services from emerging markets and solid demand for simulators.

Operating income was $195.1 million, up 12%. Profits grew at a lower rate than revenue, which reflects lower demand for training in Europe due to the recession, the redeployment of 13 simulators within our global network as well as the impact of the Oxford integration process. It is also partly due to the lower margin nature of the crew placement business which was added to our portfolio through the acquisition of Oxford.

People make a difference and I believe having the best professionals in the industry is one of CAE's greatest strengths.

Combined Defence revenue was $834.4 million, down 7% from last year. This decrease reflects mainly delays in the attribution of defence procurement contracts and lower demand from European defence customers. Operating income declined to $113.1 million, compared to $142.1 million last year.

In New Core Markets, revenue was up 35% to $112 million, with growth in both Healthcare and Mining. Operating income was $6.4 million, compared to a loss of $13.8 million last year.

Total order intake was $2,246.9 million, up $118.6 million or 6% over last year, while total backlog increased to $4,091.9 million at March 31, 2013. This is $367.7 million higher than last year and a record for the company.

Fiscal 2013 highlights

Last year we invested to reinforce our leadership in Civil aviation training, took steps to adapt our Defence business to new market realities and delivered on our revenue and profit objectives in New Core Markets.

The Oxford acquisition was certainly our most significant corporate initiative in fiscal 2013. This transaction increased the scale of our commercial aviation training footprint and, more importantly, broadened our solutions portfolio into pilot and maintenance crew sourcing. We made very good progress in the integration by realizing half of the targeted $22 million of cost synergies. From a business standpoint, we have attracted an increased share of wallet from existing customers who have embraced CAE's wider solutions offering resulting from the Oxford acquisition, involving crew resourcing services as well as Ab-Initio pilot training.

Our Civil segment was also active in growing its global presence by launching operations at eight new commercial aviation and business aircraft training locations around the world. In addition, we are building three more commercial aviation training centres in India, Singapore and Korea.

Simulator sales remained strong and CAE had a solid year with the sale of 35 simulators, maintaining its leadership position in a competitive market.

In our Defence segment, we continued to book orders around the globe involving enduring aircraft platforms like the C130-J Hercules transport and MH-60R Seahawk helicopter. The book-to-sales ratio was 0.92 times, demonstrating resiliency in the face of widespread delays in procurements. We also made good progress in adapting to new realities in the European market.

Our New Core Markets segment took a major step forward in fiscal 2013 by breaking the $100-million revenue milestone and achieving positive operating income for the first time. Solid progress is continuing to be made in new product development and customer acquisition on a global basis in both healthcare and mining.

6 | CAE Annual Report 2013

True to our vision, we maintained our commitment to innovation and leading-edge technology with an investment of more than $160 million in research and development in fiscal 2013.

Looking ahead

We concluded a number of strategic and operational initiatives in fiscal 2013 which put CAE in a stronger position for the future.

In our Civil business, the secular growth in global air travel combined with the regulated requirement for aviation training continue to drive demand for our training products and services. The long term outlook for the airline industry as a whole is positive, with expected increases in profitability and continued growth in passenger traffic. Worldwide passenger traffic growth, as measured by revenue passenger kilometers, for the first quarter of calendar year 2013 was 4.2%, while emerging markets continued to lead with 6.8% growth. The widely held view is the global active fleet of passenger aircraft will double over the next two decades and CAE is in prime position to serve our customers' growing needs.

The global diversity of our business means that we will continue to see training demand vary by region and market segment. During fiscal 2013, we saw the effects of the recession in Europe on training demand, while emerging markets continued to outperform. As such, we continue to optimize the supply of training capacity with customer demand across our global training network.

The Oxford transaction will contribute to net income in fiscal 2014 and we fully expect to realize the full cost synergies we have identified. In products, high sustained levels of aircraft deliveries bode well for simulator demand, a market in which our technology and customer support are seen as the global benchmark. Overall, we remain focused on winning new business by strengthening our solutions approach, completing the integration of Oxford, ramping up new and redeployed assets, and finding ways to maintain and improve profitability.

In Defence, delays in U.S. procurements and lower demand in Europe continue to affect our performance and while we must win our fair share of orders, our order backlog provides a good base for the year. As well, our strong pipeline of potential contract opportunities and over $2 billion of proposals already submitted with customers give us confidence in our ability to grow our backlog going forward. Longer term, the fundamentals remain attractive for CAE with a well-diversified business geographically, with a customer base of over 50 different national defence forces and strategic positions in enduring platforms. Most essentially, we believe CAE and its simulation-based training solutions are a good response to the challenges facing defence forces to maintain and enhance mission readiness within a declining defence spending environment.

In New Core Markets, we expect continued double-digit revenue growth as we ramp up sales of new products and begin to realize synergies with our core. We have found ways to leverage both the technology and global reach of our Civil and Defence businesses and we expect our initiatives to bear fruit in the year ahead.

Acknowledgments

Our industry, like many others, is highly competitive. Long-term success demands clear strategies and flawless execution. This is where people make a difference and I believe having the best professionals in the industry is one of CAE's greatest strengths. I wish to thank all members of our growing global family for their dedication to making our company the partner of choice for customers today and for the future.

I also thank our directors for their counsel and support. Our Chairman of the Board, Lynton R. Wilson, is retiring, as are several long-serving directors. Thank you, gentlemen, for your contribution to CAE's growth over the last several years.

I would also like to thank our shareholders for their confidence in CAE.

Marc Parent
President and Chief Executive Officer

CAE Annual Report 2013 | 7

Partner of Choice

Our VISION is to be the partner of choice for customers operating in complex, mission-critical environments by providing the most innovative modeling and simulation-based solutions to enhance safety, improve efficiency and help solve challenging problems.

CAE IS A CUSTOMER-FOCUSED ORGANIZATION

We know that customers want partners with whom they can build **RELATIONSHIPS** based on mutual benefit and trust, partners who offer **FLEXIBILITY** and deliver **EFFICIENCY** and reliability, each time, every time. Customers demand comprehensive **SOLUTIONS** that are tailored to their specific needs and integrated into their business processes. And, in pursuit of their own sustainability objectives, customers expect the highest standards of social and environmental **RESPONSIBILITY**.

Civil Aviation

Defence and Security

Healthcare and Mining

Whether it's a first simulator for a new aircraft type, training services or a turnkey training centre, the experience of our people allows us to deliver to customer expectations on time, on budget.

Our products, services and solutions are backed by 65 years of investment in innovation and leading-edge technology, and by the capabilities and passion of more than 8,000 people on the ground in 30 countries and five continents.

We believe our **SERVICE** and commitment, **GLOBAL REACH**, **INNOVATION** and technology leadership, **PEOPLE** and experience, and **REPUTATION** and brand make CAE the Partner of Choice for customers in our core markets. We are proud of the broad range of partnerships and long-term agreements, as well as the depth and endurance of our customer relationships.

CAE Annual Report 2013 | 9

SERVICE
+ COMMITMENT

CAE is built on a culture of service and commitment. We recognize that all customers are unique, we listen to them and respond accordingly to their specific needs. Every contract is an opportunity to build trust and develop mutually-beneficial relationships.

We believe all relationships should be nurtured to their full potential, with shared risks and benefits. That's what makes CAE a partner of choice in its markets, with joint ventures and training partnerships spanning the globe.

CAE is a partner in more than 30 civil aviation joint ventures and long-term training agreements, a testimony to the relationships and trust we have developed with leading airlines and original equipment manufacturers (OEMs). All participants have benefited from these partnerships by reaching their business objectives more quickly, for less investment and at lower risk than on their own. The celebration of two 10th anniversary milestones in fiscal 2013 brought to the forefront the strategic value of deep relationships.

- Emirates and CAE marked a decade of joint partnership in Emirates-CAE Flight Training in Dubai, UAE, now one of largest training centres in the world with 200 aviation customers and 10,000 pilots and technicians trained every year – and still growing.
- The joint venture flight training facility in Zhuhai, China, between China Southern Airlines and CAE is now one of the largest training facilities and a strategic asset in a country experiencing one of the fastest expansion rates in passenger air travel.

Many of the world's leading aircraft manufacturers have also selected CAE as their global training partner of choice, providing a state-of-the art training solution to their customers at a competitive cost and recurring revenues for CAE. Our longstanding relationship with Bombardier Aerospace was broadened

= RELATIONSHIPS
AND TRUST

in fiscal year 2013, with CAE becoming their Authorized Training Provider (ATP) for business jet pilot and maintenance training in Europe, as well as their worldwide ATP for the Global series business jets.

In Defence and Security, our culture of service and commitment to customers has enabled CAE to become the partner of choice of defence forces worldwide for aircraft platforms with long program lives. These include the C-130J transport aircraft, the P-8A Poseidon and P-3C Orion maritime patrol aircraft, the A330 Multi-Role Tanker Transport, the NH90 helicopter, the M-346 and Hawk lead-in fighter trainers, and the S-70 and H-60 helicopter variants.

- Our longstanding partnerships with Lockheed Martin on the C-130J aircraft platform since 1994 and with AugustaWestland in the Rotorsim joint venture since 2003 have been successful since inception.
- Since 2004, we have delivered or are under contract to deliver over 30 simulators to the US Navy for the MH-60S and MH-60R variants of the Seahawk helicopter. During fiscal 2013, we added the first foreign military sale customer to this partnership – the Royal Australian Navy.

Similarly, we are building relationships with healthcare experts, as well as leading medical schools and institutes, to accelerate the penetration of our solutions in the Healthcare sector.

CAE Annual Report 2013 | 11

GLOBAL
REACH

FE VEST

PAAt

Proximity to customers is one of our key differentiators. Customers know CAE will invest in bringing its training solutions closer to their home base – and they appreciate it.

With operations and training centres in 30 countries, customers in 190 and half of our workforce on the ground in international markets, our global reach is unmatched. And it is growing every year, with every new customer, every new joint venture and every opportunity we seize to be closer and offer more convenient service to customers.

CAE Annual Report 2013 | 13

INNOVATION
+ TECHNOLOGY LEADERSHIP

CAE

Over the past 65 years CAE has consistently led the evolution of flight training and simulation systems technology with a number of industry firsts. Our relentless focus on simulation-based training has made CAE the global benchmark for simulator fidelity and performance, and an industry leader in the development of innovative training devices, tools and courseware that accelerate learning and mission rehearsal.

There is more to come. With about 10% of our annual revenues invested in R&D each year, we aim to remain one step ahead in delivering training products and services to customers that enhance safety, mission readiness and operational efficiency.

CAE customers operate complex systems that allow zero compromise on safety and demand the highest levels of efficiency and mission readiness. Our relentless focus has positioned CAE as the partner of choice for addressing these challenges.

The high fidelity and reliability of CAE technology make us the perennial global market leader in flight simulation equipment to customers who perform their own crew training. In fiscal 2013, we sold 35 full-flight simulators (FFSs), including the world's first simulators for new two aircraft platforms.

Thousands of global customers – commercial airlines, business aviation and helicopter operators – rely on CAE for turnkey training services to achieve their safety and efficiency objectives. There are currently over 45 CAE-operated locations providing training for pilot, cabin crew and aircraft maintenance technicians on over 200 CAE FFSs and devices, usually under long-term contracts.

Beyond training, CAE helps customers gain efficiency through the CAE Augmented Engineering Environment, a modeling and simulation environment that allows OEMs to evaluate, test and validate a range of aircraft models and systems during the development phase. Current customers include Bombardier Aerospace for its CSeries, Global 7000 and Global 8000 aircraft, and Commercial Aircraft Corporation of China, Ltd. for its C919.

= EFFICIENCY
AND RELIABILITY

For decades, defence customers have relied on CAE for our leadership in simulation and training solutions for fixed-wing transport aircraft, maritime patrol aircraft and helicopter platforms, including weapons systems trainers, fixed wing advanced jet trainer aircraft simulators, full-mission simulators, upgrades, as well as training, maintenance and support.

Going forward, we are also positioning CAE in other mission-critical areas where our modelling and simulation technologies can be used to support superior decision-making capabilities. During the year, we introduced CAE Dynamic Synthetic Environment, a next-generation capability and solution for mission preparation and rehearsal. This seamless, integrated solution is designed to create a virtual synthetic environment that more accurately and realistically stimulates the real world, allowing defence forces to maintain readiness at lower cost through more extensive use of simulation.

In addition, we launched the CAE Unmanned Aerial Systems (UAS) Mission Trainer, a cost-effective and low-cost integrated product designed for individual, crew or networked training.

In New Core Markets, we are developing simulation-based training solutions to increase efficiency in the healthcare and mining fields worldwide. We introduced our first CAE Terra mining simulator and launched new healthcare simulators including our VIMEDIX Women's Health obstetrical simulator.

CAE Annual Report 2013 | 15

PEOPLE

+ EXPERIENCE

CAE is defined by its people and by the breadth of its training capabilities. We are 8,000 strong with diverse experience and educational, professional and cultural backgrounds, many languages and a common passion for satisfying customers.

Our people draw on their own skills and the experience gained by CAE over more than 65 years of successful customer service. The growth of our customer base and global network, and the strength of our brand, are the measure of our success.

CAE offers customers the broadest expertise in our field through the largest array of training equipment, services and integrated solutions on the largest range of aircraft types and defence platforms.

In commercial aviation, we offer customers the industry's only fully-integrated end-to-end solution. Our leadership position was further strengthened in fiscal 2013 through acquisition and the rebranding of CAE Oxford Global Academy, creating the largest global network of Ab-initio flight schools with 11 locations, and CAE Parc Aviation, a crew and maintenance technician sourcing leader with more than 1,400 aviation personnel on assignment.

In business aviation, the expansion of our global network and continued innovation through CAE Virtual Ground School offers operators greater flexibility in planning their training and scheduling requirements. Additionally, learning tools such as CAE RealCase evidence-based training, and upset and recovery training complement simulation training and help pilots make better and safer cockpit decisions.

In response to demand from helicopter operators serving the oil and gas market, we have significantly enhanced our training solutions by customizing aircraft training curricula for offshore operations. Working with partner CHC Helicopter, we now offer the most comprehensive offshore role training in the industry with both leading technology and instructional methodology.

= COMPREHENSIVE SOLUTIONS

With our broad expertise, global network and flexibility, CAE is the training partner of choice in the civil aviation industry.

The new Air Mobility Training Centre at Canadian Forces Base Trenton in Canada, inaugurated in fiscal 2013, offers a unique window into the full breadth of CAE's training capabilities. It includes two CC-130J FFSs certified to Level D, CAE Simfinity integrated procedures trainers, flight training devices and other CAE software. CAE is prime contractor for the training program and is providing 20 years of in-service support.

The US Air Force is also relying on our comprehensive solutions to expand aircrew simulation training for their fleet of KC-135 Stratotankers. They exercised the option for the third year of aircrew services provided by CAE USA as the prime contractor in the 10-year KC-135 training program. In addition, CAE has been awarded a contract modification to perform a range of upgrades to the legacy operational flight trainers, including the incorporation of CAE Flightscape data recording, animation and replay technology.

CAE Healthcare is a leader in simulation-based technology and education software with over 7,000 simulators in medical schools, nursing schools, hospitals, defence forces and other entities. Revenue is generated mainly from the sale of patient simulators, surgical simulators, ultrasound simulators, learning applications/courseware and simulation centre management systems. In Mining, we provide software tools, related training and simulation products to increase safety, productivity and operational efficiency.

CAE Annual Report 2013 | 17

REPUTATION
+ BRAND

LE CYCLO-DÉFI
CONTRE LE
CANCER
RIDE TO
CONQUER
CANCER

The CAE brand is recognized globally for leadership and social responsibility. We have built our reputation for excellence and integrity over more than 65 years of service to customers and support for communities.

Our reputation. Our brand. We are proud to be CAE.

CAE Annual Report 2013 | 19

Table of Contents
Management’s Discussion and Analysis				1
1	.	HIGHLIGHTS		1
2	.	INTRODUCTION		3
3	.	ABOUT CAE		4
		3.1	Who we are	4
		3.2	Our vision	4
		3.3	Our strategy and value proposition	4
		3.4	Our operations	6
		3.5	Foreign exchange	12
		3.6	Non-GAAP and other financial measures	14
4	.	CONSOLIDATED RESULTS		16
		4.1	Results of our operations – fourth quarter of fiscal 2013	16
		4.2	Results of our operations – fiscal 2013	18
		4.3	Restructuring, integration and acquisition costs	19
		4.4	Consolidated orders and backlog	20
5	.	RESULTS BY SEGMENT		20
		5.1	Civil segments	21
		5.2	Military segments	25
		5.3	New Core Markets segment	28
6	.	CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY		30
		6.1	Consolidated cash movements	30
		6.2	Sources of liquidity	31
		6.3	Government cost-sharing	32
		6.4	Contractual obligations	32
7	.	CONSOLIDATED FINANCIAL POSITION		33
		7.1	Consolidated capital employed	33
		7.2	Off balance sheet arrangements	35
		7.3	Financial instruments	35
8	.	BUSINESS COMBINATIONS		38
9	.	BUSINESS RISK AND UNCERTAINTY		40
		9.1	Risks relating to the industry	40
		9.2	Risks relating to the Company	41
		9.3	Risks relating to the market	43
10	.	RELATED PARTY TRANSACTIONS		44
11	.	CHANGES IN ACCOUNTING POLICIES		45
		11.1 New and amended standard adopted – fiscal 2013		45
		11.2 New standards not yet adopted		45
		11.3 Use of judgements, estimates and assumptions		48
12	.	CONTROLS AND PROCEDURES		49
		12.1 Evaluation of disclosure controls and procedures		49
		12.2 Internal control over financial reporting		49
13	.	OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS		49
14	.	ADDITIONAL INFORMATION		50
15	.	SELECTED FINANCIAL INFORMATION		50
Management’s Report On Internal Control Over Financial Reporting				54
Independent Auditor’s Report				54
Consolidated Financial Statements				56
Notes to the Consolidated Financial Statements				61
Board of Directors and Officers				120
Shareholder and Investor Information				121
Forward-Looking Statements				122

Management’s Discussion and Analysis

for the fourth quarter and year ended March 31, 2013

1. HIGHLIGHTS

FINANCIAL

FOURTH QUARTER OF FISCAL 2013

Higher revenue over last quarter and higher revenue over the fourth quarter of fiscal 2012

  Consolidated revenue was $587.9 million this quarter, $65.8 million or 13% higher than last quarter and $81.2 million or 16% higher than the fourth quarter of fiscal 2012.

Higher net income attributable to equity holders of the Company compared to last quarter and lower compared to the fourth quarter of fiscal 2012

  Net income attributable to equity holders of the Company was $43.8 million (or $0.17 per share) this quarter, compared to $37.8 million (or $0.15 per share) last quarter, representing an increase of $6.0 million or 16%, and compared to $53.2 million (or $0.21 per share) in the fourth quarter of last year, representing an decrease of $9.4 million or 18%;

  Restructuring, integration and acquisition costs of $13.7 million ($10.1 million after tax) were recorded this quarter compared to $13.4 million ($8.8 million after tax) last quarter. Excluding such costs, net income attributable to equity holders of the Company was $53.9 million (or $0.21 per share) this quarter and $46.6 million (or $0.18 per share) last quarter.

Positive free cash flow1 at $108.6 million this quarter

  Net cash provided by operations was $128.3 million this quarter, compared to $104.4 million last quarter and $122.1 million in the fourth quarter of last year;

  Maintenance capital expenditures1 and other asset expenditures were $10.6 million this quarter, $12.5 last quarter and $13.1 million in the fourth quarter of last year;

  Proceeds from the disposal of property, plant and equipment were $1.1 million this quarter, $7.8 million last quarter and $6.1 million in the fourth quarter of last year;

  Cash dividends were $10.2 million this quarter, $9.0 million last quarter and $8.4 million in the fourth quarter of last year.

FISCAL 2013

Higher revenue over fiscal 2012

Consolidated revenue was $2,104.5 million, $283.3 million or 16% higher than last year.

Lower net income attributable to equity holders of the Company

  Net income attributable to equity holders of the Company was $139.4 million (or $0.54 per share) compared to $180.3 million (or $0.70 per share) last year, representing a $40.9 million or 23% decrease;

  Excluding restructuring, integration and acquisition costs of $68.9 million ($51.3 million after tax), net income attributable to equity holders of the Company would have been $190.7 million (or $0.74 per share) this year;

  Last year, excluding charges of $8.4 million ($2.7 million after tax) related to the acquisition and integration of Medical Educational Technologies, Inc. (METI), net income attributable to equity holders of the Company would have been $183.0 million (or $0.71 per share).

Positive free cash flow at $118.9 million

  Net cash provided by operations was $204.1 million this year, compared to $233.9 million last year;

  Maintenance capital expenditures and other asset expenditures were $57.0 million this year, compared to $61.2 million last year;

  Proceeds from the disposal of property, plant and equipment were $8.9 million this year, compared to $34.4 million last year;

  Cash dividends were $37.1 million this year, compared to $33.4 million last year.

Capital employed1 ending at $2,051.3 million

  Capital employed increased by $474.8 million or 30% this year;

  Non-cash working capital1 increased by $37.4 million in fiscal 2013, ending at $150.8 million;

  Property, plant and equipment increased by $204.9 million;

  Other long-term assets and other long-term liabilities increased by $304.4 million and $71.9 million respectively;

  Net debt1 increased by $382.5 million this year, ending at $916.8 million.

1 Non-GAAP and other financial measures (see Section 3.6).

CAE Annual Report 2013 | 1

Management’s Discussion and Analysis

ORDERS22

  The book-to-sales ratio2 for the quarter was 1.45x (combined civil was 1.83x, combined military was 0.95x and New Core Markets was 1.0x). The ratio for the last 12 months was 1.07x (combined civil was 1.18x, combined military was 0.92x and New Core Markets was 1.0x);

  Total order intake this year was $2,246.9 million, up $118.6 million over last year;

  Total backlog2 was $4,091.9 million at March 31, 2013, $367.7 million higher than last year.

Civil segments

  Training & Services/Civil obtained contracts with an expected value of $917.7 million;

  Simulation & Products/Civil won $446.7 million of orders, including contracts for 35 full-flight simulators (FFSs).

Military segments

  Simulation Products/Military won $393.7 million of orders for new training systems and upgrades;

  Training & Services/Military won contracts valued at $376.7 million.

New Core Markets segment

  New Core Markets order intake is valued at $112.1 million.

BUSINESS COMBINATIONS AND JOINT VENTURES

  We acquired 100% of the shares of Oxford Aviation Academy Luxembourg S.à r.l. (OAA) on May 16, 2012, a provider of aviation training and crew sourcing services;

  We acquired Advanced Medical Technologies, LLC (Blue Phantom). Blue Phantom specializes in the design, development and sales of hands-on training models for ultrasound simulation training;

  We entered into a new joint venture arrangement to form Rotorsim USA LLC (50% participation) in the fourth quarter of this year.

OTHER

  We signed a senior unsecured credit facility in May 2012 with a term of two years of which we had used $304.1 million to finance the acquisition of OAA. The facility bore floating interest rates based on bankers’ acceptance rates or Euribor plus a spread and was repaid and cancelled during the course of the year;

  Effective June 29, 2012, we amended our revolving unsecured term credit facilities to extend the maturity date from April 2015 to April 2017 and to increase the available facility amount from US$450.0 million to US$550.0 million at more favourable terms. In July 2012, we increased our borrowing under these facilities by $100.0 million and used those proceeds to repay $100.0 million of the senior unsecured credit facility that was undertaken in May 2012 to finance the acquisition of OAA as mentioned above;

  In December 2012, we issued senior unsecured notes of $348.9 million ($125.0 million and US$225.0 million) maturing between December 2019 and December 2027. Of the total proceeds, $209.1 million was used to repay the outstanding balance of the senior unsecured credit facility undertaken in May 2012 mentioned above, with the balance of proceeds used to pay down a portion of the outstanding balance under the revolving unsecured term credit facility;

  We announced restructuring measures on May 23, 2012, which were designed to refocus our resources and capabilities in response to changes in the defence markets we serve. Further restructuring measures were announced on November 8, 2012 designed to scale our operations mainly in Europe. You will find more details in Restructuring, integration and acquisition costs.

2 Non-GAAP and other financial measures (see Section 3.6).

2	| CAE Annual Report 2013

Management’s Discussion and Analysis

2. INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2013 mean the fiscal year ending March 31, 2013;

  Last year, prior year and a year ago mean the fiscal year ended March 31, 2012;

  Dollar amounts are in Canadian dollars.

This report was prepared as of May 16, 2013, and includes our management’s discussion and analysis (MD&A) for the year and the three-month period ended March 31, 2013 and the consolidated financial statements and notes for the year ended March 31, 2013. We have written it to help you understand our business, performance and financial condition for fiscal 2013. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS). All quarterly information disclosed in the MD&A is based on unaudited figures.

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in the annual report for the year ended March 31, 2013. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

  Our vision;

  Our strategy and value proposition;

  Our operations;

  Foreign exchange;

  Non-GAAP and other financial measures;

  Consolidated results;

  Results by segment;

  Consolidated cash movements and liquidity;

  Consolidated financial position;

  Business combinations;

  Business risk and uncertainty;

  Related party transactions;

  Changes in accounting policies;

  Controls and procedures;

  Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, pricing for our major products and capital spending. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should and similar expressions. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business. Important risks that could cause such differences include, but are not limited to, the length of sales cycles, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical inputs, foreign exchange rate occurrences and doing business in foreign countries. Additionally, differences could arise because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in the Business risk and uncertainty section of the MD&A.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

CAE Annual Report 2013 | 3

Management’s Discussion and Analysis

3.	ABOUT CAE
3.1	Who we are

CAE is a world leader in providing simulation and modeling technologies and integrated training services primarily to the civil aviation industry and defence forces around the globe. We also leverage our simulation capabilities in healthcare and mining markets. We are globally diversified with approximately 8,000 people at more than 100 sites and training locations in approximately 30 countries. In fiscal 2013, we had annual revenue exceeding $2.1 billion, 90% of which came from worldwide exports and international activities. We have the largest installed base of civil and military flight simulators and a broad global aviation training network. We offer civil aviation, military and helicopter training services in more than 45 locations worldwide where we train approximately 100,000 civil and military crewmembers annually. Our main products include full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. We apply our simulation expertise and operational experience to help customers enhance safety, improve efficiency, maintain readiness and solve challenging problems.

Approximately half of our revenue comes from the sale of simulation products, software and simulator updates, and the balance from services including training, maintenance, ab initio pilot training, aircraft crew sourcing and integrated enterprise solutions.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on over 65 years of experience, strong technical capabilities, a highly trained workforce, and global reach.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2 Our vision

We intend to be the partner of choice for customers operating in complex mission-critical environments by providing the most innovative product and service solutions to enhance safety, improve efficiency, provide superior decision-making capabilities and achieve mission readiness.

3.3 Our strategy and value proposition

Our strategy

We are a world-leading provider of modeling and simulation-based training, optimization and decision support solutions. We have a long history of serving the needs of customers in the civil aerospace and defence markets, and in recent years we have extended our capabilities into healthcare and mining, where the CAE brand is becoming increasingly important.

A key tenet of our strategy related to the civil aerospace and defence markets is to derive an increasing proportion of our business from the existing fleet rather than future aircraft deliveries. This includes providing solutions for customers in support of the global fleet of civilian and military aircraft. In recent years, the increase in recurring services revenue has lessened our dependency on aircraft deliveries to drive our business.

We have been successful in diversifying our interests globally, which differentiates CAE by bringing our solutions closer to our customers’ home bases. Global diversity makes us less dependent on any one market, and since business conditions are rarely identical in all regions of the world, we believe this provides a degree of stability to our performance. We are investing in both the mature and emerging markets to capitalize on current and future growth opportunities. Approximately one third of our revenue comes from the U.S., one third from Europe and one third from the rest of the world including the high growth, emerging markets.

Value proposition

The value we provide customers is the ability to enhance the safety of their operations, improve their mission readiness for potentially dangerous situations and lower their costs by helping them become more operationally efficient. We offer a range of products and services solutions to enhance our customers’ planning and decision-making abilities, as well as a complete range of products and services that can be arranged as a customized solution to suit our customers’ changing needs over time. We also offer a broad global reach, and as a result, we are able to provide solutions in proximity to our customers, which is an important cost-benefit consideration for them.

Our core competencies and competitive advantages include:

  World-leading modeling and simulation technology;

  Comprehensive knowledge of training and learning methodologies;

  Total array of training products and services solutions;

  Broad-reaching customer intimacy;

  High brand equity;

  Proven systems engineering and program management processes;

  Best-in-class customer support;

  Well established in new and emerging markets.

4	| CAE Annual Report 2013

Management’s Discussion and Analysis

World-leading modeling and simulation technology

We pride ourselves on our technological leadership. Pilots around the world view our simulation as the closest thing to the true experience of flight. We have consistently led the evolution of flight training and simulation systems technology with a number of industry firsts. We have simulated the entire range of large civil aircraft in use today, a large number of the leading regional and business aircraft and a number of civil helicopters. We are an industry leader in providing simulation and training solutions for fixed-wing transport aircraft, maritime patrol aircraft and helicopter platforms for the military. We also have extensive knowledge, experience and credibility in designing and developing simulators for first-to-market aircraft of major aircraft manufacturers. We now use our expertise in modeling and simulation beyond training into other mission-critical areas, such as emergency response services, where these technologies are used to support superior decision-making capabilities. As well, we have extended these capabilities to the healthcare and mining markets.

Comprehensive knowledge of training and learning methodologies

With over 65 years of experience in simulation, we are an industry expert in aviation training and are the industry’s training solution one-stop shop. In aviation, we are constantly introducing and implementing ways to improve safety and training efficiency, from ab initio to professional pilot training. For instance, data from actual flights is combined with the training data analysis captured from training centres to develop evidence-based training curriculum and brief-debrief content. This results in training programs that are current, specifically relevant to operational and practical circumstances, and actionable in real-world situations. Another example is our industry leadership towards implementing Upset Prevention and Recovery Training, specifically geared toward preparing pilots to address adverse and extreme flying conditions. We are using our experience gained in the development of training and learning methodologies in aerospace to bring and enhance modeling and simulation technologies to our training solutions in the healthcare and mining domains. In healthcare, we offer both training expertise and the widest breadth of simulation training products in the industry, with surgical, patient, and ultrasound simulators and trainers for more than 20 medical specialties. Our simulation centre management system, LearningSpace, effectively captures every aspect of a live simulation, allowing the delivery of instant, multimedia debriefing sessions and ongoing training improvement and addressing the customers’ need to efficiently manage financial and administrative costs of operating small to large simulation centres, all in one web-based solution. In mining, we have borrowed from aviation standards to introduce new solutions to train mining vehicle operators.

Total array of training products and services solutions

We offer a wide array of training products, from desktop trainers to FFSs, addressing both our civil and military customers’ training needs. With a large network of training centres, we are also a global leader in aviation training providing the complete solution to meet our customers’ training and pilot placement needs. Our pilot training programs span over 100 different aircraft models including commercial airliners, business aircraft and helicopters in the civil market. In the defence market, our programs involve instruction for transport aircraft, helicopters, lead-in jet trainers, aerial refuelers, and maritime patrol aircraft. Our range of training services includes the provision of curricula for initial, type rating, recurrent and maintenance training. Our civil pilot provisioning solution adds value and moves our customers’ businesses forward by identifying, screening, selecting, training and ultimately placing pilots at their airlines. In addition, we deliver civil ab initio pilot training through CAE Oxford Aviation Academy.

Broad-reaching customer intimacy

The realization of our mission to be our customers’ partner of choice is evident in the relationships we have with most of the world’s airlines, aircraft operators, governments and original equipment manufacturers (OEMs). Our broad geographic coverage allows us to respond quickly and cost effectively to customer needs and new business opportunities while having a deep understanding and respect of the regulations and customs of the local market. We operate a fleet of over 245 full flight and full-mission simulators in more than 45 civil aviation, military and helicopter training locations worldwide to meet the wide range of operational requirements of our customers. Among our thousands of customers, we have long-term training services agreements and joint ventures with more than 20 major airlines and aircraft operators around the world and relationships with approximately 50 defence operators in approximately 35 countries.

High brand equity

We are unique in the simulation industry as the only truly global company focused on modeling, simulation, and training. We continually reinforce our focus, experience and technology leadership as we position the Company with customers around the world. We invest in building and maintaining our brand and reputation as a company committed to innovation that will help our customers enhance safety, improve efficiency, enhance decision-making and achieve mission readiness. We are focused on offering the aviation industry’s most comprehensive portfolio of simulation products, training services, and crew sourcing with the ability to tailor a flexible training solution to the individual requirements of each of our customers. Our simulation products are rated among the highest in the industry for reliability and availability. This is a key benefit because simulators normally operate in high-duty cycles of up to 20 hours a day, seven days a week. We design our products so customers can upgrade them, giving them more flexibility and opportunity as products change or new air worthiness regulations are introduced. The CAE brand is synonymous with industry-leading simulation technology as well as superior customer support and we strive to be our customers’ partner of choice for any simulation and training related requirement.

CAE Annual Report 2013 | 5

Management’s Discussion and Analysis

Proven systems engineering and program management processes

We continue to develop solutions and deliver technically complex programs to help ensure that there are trained and mission-ready aircrew and combat troops around the world. We have a proven track record on delivering complex civil and military first-to-market simulators. Our experience, coupled with our continued investment in research and development, strengthens our technological leadership as well as our management expertise to provide programs featuring sensor simulation for maritime operations, synthetic tactical environments for naval and fighter operations as well as visualization and common database technologies that deliver rich, immersive synthetic environments for the most effective training and mission rehearsal possible.

Best-in-class customer support

We maintain a strong focus on after-sales support, which is often critical in winning additional sales contracts, as well as important update and maintenance services business. Our customer support practices, including a web-based customer portal, performance dashboard, and automated report cards, have resulted in enhanced customer support according to customer comments and feedback.

Well established in new and emerging markets

We pride ourselves in our local presence in each of our global markets, while simultaneously maintaining the efficiencies and advantages of being an international organization. This approach has enabled us to lead in high-growth markets like China, India, the Middle East, South America and Southeast Asia, where we have been active for several decades.

3.4 Our operations

We are a global leader with an extensive range of capabilities to help our customers achieve greater levels of safety, operational efficiency, decision-making capabilities and mission readiness. We offer integrated solutions, which often involve multi-year agreements with our customers to provide a full complement of both products and services.

We primarily serve four markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, third-party training centres, flight training organizations (FTOs), maintenance repair and overhaul (MRO) organizations and aircraft finance leasing companies;

  The military market includes OEMs, government agencies and defence forces worldwide;

  The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs;

  The mining market includes global mining corporations, exploration companies, mining contractors and the world’s premier mining consultancies.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides commercial, business and helicopter aviation training for flight, cabin, maintenance and ground personnel and ab initio pilot training and crew sourcing services

We are the largest provider of commercial and helicopter aviation training services in the world and the second largest provider of business aviation training services. We lead the market in the high-growth emerging regions of China, India, the Middle East, South America and Southeast Asia. Through our broad global network of training centres, we serve all sectors of civil aviation including general aviation, major and regional airlines, helicopter operators and business aviation. We currently operate 227 FFSs and provide aviation training and services in training centres located in more than 25 countries around the world, including simulation-based pilot training services, crew sourcing services and ab initio training. Among our thousands of customers, we have long-term training services agreements and joint ventures with more than 20 major airlines and aircraft operators around the world. We offer a comprehensive range of training solutions and services, including curriculum development, training centre operations, pilot training, cabin crew training, aircraft maintenance technician training, e-Learning and courseware solutions, and consulting services. We are a leader in flight sciences, using flight data analysis to improve airline safety, maintenance, flight operations and training. CAE Oxford Aviation Academy is the largest ab initio flight school network in the world with 11 flight academies and a capacity for training up to 2,000 cadets annually. CAE Parc Aviation is the world’s largest aviation personnel sourcing organization with more than 1,400 pilots, maintenance crew and other aviation professionals currently on assignment with airlines, aircraft OEM’s and leasing company customers around the world.

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

We are the world leader in the provision of civil flight simulation equipment, including FFSs and a comprehensive suite of integrated training procedures trainers, flight training devices and web-based e-learning tools, using the same high-fidelity Level D software as the FFSs. We have designed and manufactured more civil FFSs for major and regional commercial airlines, third-party training centres and OEMs than any other company. We have developed a wealth of experience in developing first-to-market simulators for more than 35 new types of aircraft models, and in recent years we have been developing simulators for the Airbus A350 XWB, AVIC Medium-Sized Transport, Boeing 747-8, Mitsubishi Regional Jet (MRJ), ATR42-600 and ATR72-600, Bombardier CSeries, Global 5000/6000, Global 7000/8000 and Learjet 85, Embraer Phenom 100 and 300, Dassault Falcon 7X and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21 and C919. Leveraging our extensive worldwide network of spare parts and service teams, we also offer a full range of support and services. This includes emergency support, simulator updates and upgrades, maintenance services and simulator relocations.

6	| CAE Annual Report 2013

Management’s Discussion and Analysis

Market trends and outlook

In commercial aviation, aircraft capacity and passenger traffic growth are primarily driven by gross domestic product (GDP). The aerospace industry’s widely held expectation is that long-term average growth for air travel will be approximately 5% annually over the next two decades. Growth rates in certain established markets like Europe have been tempered by economic recession, while growth in emerging markets has been outpacing this global average growth rate. In the U.S., airlines are in the process of renewing their aircraft fleets to modern, efficient aircraft. Taken together, the continued growth in air travel and re-fleeting requirements have led to high commercial aircraft backlogs and OEM production rates and to the announcement of new aircraft programs.

In the business and helicopter aviation sector, demand for air travel is primarily driven by corporate profitability and general economic conditions. According to the U.S. Federal Aviation Administration (FAA), the number of business jet flights has remained stable in the past 12 months. The industry remains cautiously optimistic of further recovery and long-term growth in business aircraft travel, and consistent with this view, major business aircraft OEMs such as Bombardier, Cessna, Dassault and Gulfstream have announced new aircraft programs.

In the SP/C segment, the level of market activity remained strong in fiscal 2013 with 35 FFS unit sales.

The following secular trends continue to form the basis of our Civil market investment hypothesis:

  Expected long-term growth in air travel;

  Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

  Aircraft backlogs and delivery rates;

  More efficient and technologically advanced aircraft platforms;

  Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew).

Expected long-term growth in air travel

In calendar 2012, global passenger traffic increased by 5.3% compared to calendar 2011. For the first three months of calendar 2013, passenger traffic increased by 4.2% compared to the first three months of calendar 2012. For the same period, emerging markets outperformed with passenger traffic in the Middle East growing at 12.9%, Latin America and Asia/Pacific growing at 5.7% and 5.3%, respectively, while Europe remained stable. The global average growth rate in passenger traffic in the last calendar year has remained healthy, albeit somewhat lower in the latter half of the year, due mainly to more modest growth in Europe and North America. Over the past 20 years, air travel has grown at an average rate of 4.8% and this average is expected to continue over the next 20 years. Possible impediments to steady growth progression in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, sharp and sustained increases in fuel costs, major prolonged economic recessions or other major world events.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as China, Eastern Europe, the Indian sub-continent, the Middle East, South America and Southeast Asia are expected to continue experiencing higher air traffic and economic growth over the long term than mature markets such as North America and Western Europe. We expect these markets to drive the long-term demand for the broad array of products and services solutions that we bring to bear. We have been active in these high-growth emerging markets for several decades and are positioned as the market leader with well-established operations, strategic partnerships or joint ventures in each of these regions.

Aircraft backlogs and delivery rates

Commercial aircraft OEMs continue to work through record backlog levels of over 11,000 aircraft. Our civil business relies mainly on the already in-service fleet to drive demand as approximately two-thirds of our revenue is generated from training and services in support of the global fleet. Our product sales are driven mainly by aircraft deliveries coming off of OEMs’ production lines. U.S. legacy airlines have been taking steps to renew their aging aircraft fleets as seen through recent orders from United/Continental Airlines and American Airlines. European airlines such as Turkish Airlines, Lufthansa and Ryanair have also placed large aircraft orders. Low-cost carriers such as Norwegian Air Shuttle in Europe and AirAsia and Lion Air in Asia have placed fleet growth orders with OEMs. We expect the continued high rate of aircraft deliveries to translate into continued high demand for training products and incremental demand for services.

More efficient and technologically advanced aircraft platforms

More efficient and technologically advanced aircraft platforms will drive the demand for new types of simulators and training programs. One of our strategic priorities is to partner with manufacturers to take an early position on these future programs. In recent years, we have signed contracts with Bombardier for the CSeries aircraft and the Global 7000/8000 aircraft, with ATR for the ATR42/72-600 aircraft, with Mitsubishi Aircraft Corporation for the MRJ aircraft, with Airbus for the A350 XWB aircraft, with AVIC for the Medium-Sized Transport aircraft and COMAC for C919 aircraft. These contracts allow us to leverage our modeling, simulation and training expertise to deliver training solutions, including CAE 7000 Series FFS, CAE SimfinityTM procedures trainers, comprehensive training programs and expansion of our network to meet airlines’ training needs. The demand for new and more efficient platforms is driven by better operational flexibility, reduced maintenance cost, reduced fuel costs and improved emissions and environmental footprints. Airlines are actively seeking ways to reduce fuel costs and the operational risk against further fuel cost fluctuations, as well as ways to obtain benefits offered by new generation aircraft and propulsion technologies. Deliveries of new-model aircraft are subject to program delays, which in turn affect the timing of FFS orders and deliveries.

CAE Annual Report 2013 | 7

Management’s Discussion and Analysis

Business jet operators demand high performance aircraft

Business aircraft OEMs have announced plans to introduce, or have already introduced, a variety of new aircraft models incorporating the latest technologies to enhance performance and operator benefits such as range, speed, comfort and the accessibility of business air travel. Some examples include the Bombardier Learjet 70, 75 and 85, the Global 7000/8000, Embraer’s Legacy Series and Lineage 1000, Gulfstream’s G650 and Cessna’s Citation M2, Latitude and Longitude.

Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew)

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and cabin crew worldwide, resulting in a shortage of qualified professionals in several markets, notably the faster growing emerging markets. Pilot supply constraints include aging crew demographics, fewer military pilots transferring to civil airlines and low enrolment in technical schools.

New pilot certification processes require more simulation-based training

Simulation-based pilot certification training is beginning to take on an even greater role internationally with the Multi-crew Pilot License (MPL), and with stall and upset prevention and recovery training. The International Civil Aviation Organization (ICAO) and various national and regional aviation regulatory agencies have published new regulatory requirements, standards and guidance on these topics.

MPL is an alternative training and licensing methodology which places more emphasis on simulation-based training to develop ab initio students into First Officers of airliners in a specific airline environment. Today, there are approximately 50 nations that now have MPL regulations in place and over 15 of these nations already use these regulations with training providers and airlines. CAE has MPL programs in Asia and in Europe that are being used by certain airlines. Globally for our industry, MPL is producing promising results and hundreds of MPL graduates are now flying successfully with their airline. As the MPL methodology continues to gain momentum, it will continue to result in increased use of simulation-based training.

Finally, proposed Airline Transport Pilot License (ATPL) requirements in the U.S. also call for more simulation-based training that includes specialized training in simulators for adverse weather, high altitude stalls and upset prevention and recovery. These requirements are expected to be formalized in August 2013.

MILITARY MARKET

We believe that, in the simulation-based market, we are uniquely positioned in the current environment to be part of the solution for governments and defence forces to reduce the cost of military readiness. As such, three important factors help distinguish our defence business and underlie the large pipeline of opportunities for our modeling and simulation-based solutions. First, we have a unique global position that provides balance and diversity across the world’s defence markets. Second, we have a strong, experienced position on enduring aircraft platforms serving both defence and humanitarian markets that are expected to have long program lives. Third, and most fundamentally, simulation-based training provides considerable value as defence forces operate in a constrained budget environment yet still need to train and maintain a high state of readiness.

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

We are a world leader in the design and production of military flight simulation equipment. We offer solutions to help maintain and enhance our customers’ safety, efficiency, mission readiness and decision-making capabilities. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, trainer aircraft, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces, including a range of driver and gunnery trainers for tanks and armoured fighting vehicles (AFVs) as well as hands-on and virtual maintenance trainers. We have delivered simulation products and training systems to more than 50 defence operators in approximately 35 countries.

Training & Services/Military (TS/M)

Supplies turnkey training services, simulation-based integrated enterprise solutions and maintenance and in-service support solutions

We provide turnkey training services, training systems integration expertise and training support services to global defence forces. We also provide a range of training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training in over 80 sites around the world, a variety of modeling and simulation-based integrated enterprise solutions, and a range of in-service support solutions such as systems engineering and lifecycle management.

8	| CAE Annual Report 2013

Management’s Discussion and Analysis

Market trends and outlook

Government procurement delays continue to impact the timing of defence contract awards and our ability to grow revenue and income in the short term. U.S. budget sequestration took effect in March 2013, further exacerbating the already slow process as the required budget cuts are implemented. Despite budget challenges in some markets, we continue to bid on a solid pipeline of global opportunities and expect to continue winning our fair share of new business. In Europe, force structure reductions and reduced future investment plans have narrowed the pipeline of new opportunities. However, we maintain a portfolio of recurring business for which we have sized our operations. While the United States and Europe are challenging markets, we are seeing increased opportunities originating from regions with growing defence budgets, like Asia and the Middle East where we have an established and growing presence. During fiscal 2013, approximately 35 percent of our new orders came from these regions. In addition, there are encouraging signs for our market specialization and we are confident that the use of simulation-based training will continue to increase in the future. Specifically, the U.S. Government Accountability Office has reported that the U.S. Navy and U.S. Air Force plan to increase the percentage of simulation-based training for its personnel by 2020.

The following trends continue to drive the use of our simulation products and service in defence:

  Explicit desire of governments and defence forces to increase the use of modeling and simulation;

  Relationships with OEMs as their simulation and training partner of choice;

  Use of modeling and simulation for analysis and decision support;

  Attractiveness of outsourcing of training and maintenance services;

  Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training.

Explicit desire of governments and defence forces to increase the use of modeling and simulation

More defence forces and governments are adopting simulation in training programs because it improves training effectiveness, significantly lowers costs, reduces operational demands on aircraft that are being depreciated faster than originally planned, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk. The U.S. Air Force, which is the U.S. government’s largest user of energy, estimates that its fuel costs have risen more than 225 percent over the past decade. The escalating cost of fuel is one factor prompting a greater adoption of simulation-based training. Unlike civil aviation where the use of simulators for training is common practice, there are no regulatory requirements to train in simulators in the military, and the nature of mission-focused training demands at least some live training.

We have begun to see militaries plan for the increased use of simulation as part of the overall training curriculum. For example, the U.S. Navy reports the share of simulation-based training on some specific U.S. Navy platforms could rise close to 50% by 2020 and the U.S. Air Force is performing significant upgrades to its fleet of KC-135 operational flight trainers, as well as acquiring new KC-135 boom operator weapon systems trainers. The intent is to increase the amount of synthetic training done by KC-135 tanker aircrews to help lower overall costs, extend the operational life of aircraft, and focus use of aircraft on operational requirements. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems and aircraft all point to greater use of simulation and synthetic training. Because of the cost associated with conducting live training exercises, most militaries expect to rebalance the mix of live, virtual and constructive (computer-based) training and shift more of the training curriculum to home station virtual and constructive simulation. For example, the U.S. Army is planning to reduce the use of live training ranges and transfer some of this training to virtual and constructive simulation to reduce costs. This will ultimately create opportunities for training devices and training services. We view CAE as being part of the solution to achieving lower training costs while maintaining or improving readiness.

Relationships with OEMs as their simulation and training partner of choice

We partner with manufacturers in the defence market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for simulators and training. For example, Boeing has developed the new P-8A maritime patrol aircraft, Airbus Military has sold and continues to market both the A330 MRTT and C295 globally, Lockheed Martin is successfully marketing variants of the C-130J Hercules transport, Alenia Aermacchi and BAE Systems are selling the M-346 and Hawk lead-in fighter trainers, and AgustaWestland is continuing to develop a range of helicopters such as the AW139 and AW189. We have established relationships with each of the OEMs on these platforms.

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training and is increasingly applied across the program lifecycle, including support for analysis and decision-making operations. We see governments and militaries looking to use simulation-based synthetic environments to support research and development programs, system design and testing, intelligence analysis, integration and exploitation, and to provide the decision support tools necessary to support mission planning in operations. As an example, we developed a National Modelling and Simulation Centre (NMSC) for the Ministry of Defence of Brunei and see further opportunities to develop integrated modeling and simulation centres.

Attractiveness of outsourcing of training and maintenance services

Defence forces and governments continue to scrutinize expenditures to find ways to reduce costs and allow active-duty personnel to focus on operational requirements, which has an impact on defence budgets and resources. There has been a growing trend among defence forces to consider outsourcing a variety of training services and we expect this trend to continue. Governments look to industry for the delivery of training services because they often can be delivered faster and more cost effectively.

CAE Annual Report 2013 | 9

Management’s Discussion and Analysis

Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements. Simulation technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. We are actively promoting open, standard simulation architectures, such as the Common Database (CDB), as well as new capabilities such as the CAE Dynamic Synthetic Environment (DSE), to better enable mission rehearsal and joint, networked training.

NEW CORE MARKETS (NCM)

Healthcare market

Simulation-based training is becoming recognized as one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. Through acquisitions and partnerships with experts in the healthcare field, we are leveraging our knowledge, experience and best practices in simulation-based aviation training to work with healthcare experts to deliver innovative education, technologies and service solutions to improve the safety and efficiency of this industry. Our objective is to offer realistic and comprehensive tools that will help students and practitioners sharpen their skills and prepare for better patient outcomes. Our offering, which integrates modeling and simulation, ranges from creating learning programs to deploying a wide range of specialty-based simulators. The healthcare simulation market is growing rapidly with simulation centres becoming the standard in nursing and medical schools, while proprietary education is now using technology and simulation to compete with public institutions.

We generate revenue in five main areas: patient simulators, surgical simulators, ultrasound simulators, learning applications/courseware and centre management systems. Our patient simulators offer a high level of believability and life-like responses and teach students and healthcare practitioners to intervene quickly in trauma scenarios with appropriate clinical measures. Our surgical simulators incorporate haptic technology designed to allow students and practitioners to practice and acquire skills to perform minimally invasive procedures, including bronchoscopies, endoscopies and cardiac valve replacements. Our ultrasound solutions utilize e-learning, ultrasound training models, mannequins and real time 3D animated display that allow students and practitioners to become familiar with diagnostic bedside ultrasound. Our simulation learning applications, such as our learning modules, e-learning and mobile applications provide simulation tools which can be embedded within hospital work environments or large teaching institutions, which maximize time available for student-learning through remote delivery of content and allows for self-guided learning experiences and assessment. Our medical simulation centre solutions are designed to simplify the operations behind managing complex simulation, assessment, recording and debriefing and student learning.

CAE Healthcare is a leader in simulation-based technology for healthcare with more than 8,000 deliveries of patient, imaging and surgical simulators in medical schools, nursing schools, hospitals, defence forces and other entities. CAE Healthcare now has offices located in Canada, the U.S., Hungary and Germany and has over 300 employees that work with a team of 50 clinical educators and a network of 45 distributors in 60 countries.

Market trends and outlook

The Healthcare simulation-based market is focused mainly on education, consisting of the operation, maintenance and procurement of all types of simulation technology, and is estimated upwards of $850 million. Of that, the largest share of the market is represented by the human patient simulation market, which is expected to grow in the double-digit range over the next several years, driven by the need for greater patient safety and better efficiency and effectiveness of healthcare education using simulation technology. Our vision is for CAE Healthcare to lead broad adoption of simulation-based training solutions for healthcare practitioners, improve patient safety, reduce overall training cost, and ultimately save more lives.

Medical simulation allows students and practitioners to practice procedures in an environment where errors do not result in unwanted circumstances. Medical errors result in 50,000 to 100,000 fatalities per year in the U.S. alone, according to the Institute of Medicine's

(IOM) published report, “To Err is Human: Building a Safer Health System”. Medical simulators can help to reduce procedural errors by working to fundamentally change the competency assessment and training of healthcare practitioners, just as flight simulators revolutionized pilot certification and training decades ago. In addition to the 850,000 active physicians and 67,000 medical students, there are approximately 3 million nurses and 250,000 nursing students in the U.S. and 8.8 million physicians and 14.5 million nurses worldwide.

The demand for our products and services is driven by the:

  Use of patient simulators;

  Increased adoption of minimally-invasive surgery;

  Advances in imaging technology applications in healthcare;

  Increasing healthcare costs;

  Service provider shortages.

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Management’s Discussion and Analysis

Use of patient simulators

Patient simulators are the most commonly used simulators in the healthcare education and training markets. Patient simulators have been designed and developed to support a variety of applications in the education and training of practitioners. Human patient simulation provides an opportunity to reduce medical errors and their severity while improving patient care by enabling tailored clinical learning experiences to provide opportunities to train for high-risk, low-frequency events.

Human patient simulation can also provide practitioners with an opportunity to practice care for a simulated patient with acute problems, such as airway obstruction or cardiac arrest, hemorrhage, shock, or various other common emergent situations. Using simulators, healthcare team members can work through each clinical situation by assessing the presenting symptoms, providing appropriate interventions, and managing the simulator’s response to the various treatments.

Increased adoption of minimally-invasive surgery

Minimally-invasive surgery (MIS) is accomplished through small surgical incisions, specialized surgical instruments, and endoscopic or other alternative surgical imaging. Due to the advantages of MIS, such as reduced patient trauma and shorter hospitalization periods, it has seen increased adoption and utilization in a number of previously invasive surgical procedures. Continuing advances in surgical technology and MIS techniques for a variety of procedures have established surgery as a leading driver for simulation technology training.

Advances in imaging technology applications in healthcare

Advanced imaging technology integration into healthcare industry practices has increased due to regulatory healthcare reform, the development of affordable technology-driven products and growing industry awareness of the advantages of technology implementation. Increasing patient awareness of alternative technological options in surgery and other medical procedures have also helped to pressure insurers and service providers into accepting and implementing information technologies and advanced imaging technologies. For example, bedside ultrasonography has become an invaluable tool in the management of critically ill patients. The hand-carried ultrasound (HCU) has tremendous potential to immediately provide diagnostic information at the bedside not assessable by a physical examination alone. Provided that healthcare practitioners performing point-of-care examinations with the HCU have adequate training, the HCU has the potential to become a tremendous advantage for bedside assessment and treatment of intensive care unit (ICU) patients.

Increasing healthcare costs

Growth and costs of primary care services are correlated to general population growth and healthcare coverage expansion. Longer life expectancy and the baby boomer generation have generated significant demand for services associated with chronic illnesses and aging populations. In addition, general consensus exists among health economists that the rise in healthcare costs and spending is principally the result of widespread adoption of medical technologies and a greater number of advanced medical services and treatments during inpatient and outpatient visits. Widespread adoption of medical technologies and a greater number of advanced medical services could ultimately translate into higher demand for training products and services. Experts have demonstrated that the use of medical simulation improves patient outcomes and reduces error rates, which help mitigate the rate of increase in the overall cost of healthcare.

Service provider shortages

Shortages of primary care, family medicine and specialty-medicine physicians are expected to occur. Virtual medical and surgical simulators will aid in the education and training of physicians and medical professionals, by helping to relieve bottlenecks and improve the effectiveness of training. An aging population is driving an increasing need for healthcare delivery while the aging healthcare workforce is resulting in increasing turnover risk at hospitals. In the European Union, the healthcare sector forecasts a deficit of up to one million health professionals in 2020, with shortages of up to 600,000 nurses and 230,000 physicians. The U.S. Bureau of Labor Statistics projects that the number of employed nurses will grow to 3.45 million in 2020, a 26 percent increase over 2010. The growth in nursing demand combined with the need to replace aging nurses will result in up to 1.2 million nurses entering the workforce by 2020. The World Health Organization also reported that there were 57 countries with critical shortages equivalent to a global deficit of 2.4 million doctors, nurses and midwives worldwide. As students graduate and move into clinical practice, there is a growing need among hospitals for on-boarding programs that transition the new nurse to competent practitioner effectively and efficiently. Simulation is now moving from the academic setting into clinical practice as a means to provide a safe environment for clinical training.

Mining market

We have customers in over 90 countries that are currently supported by our offices in Australia, Brazil, Canada, Chile, India, Kazakhstan, Mexico, Peru, South Africa, the U.S. and the U.K. We provide products and services for open pit and underground operations to mining organizations, from large diversified miners to junior miners and consultancies.

We generate revenue by delivering products and services across the mining value chain. Our software products are used for managing exploration and geological data, mine strategy, optimization, detailed design and scheduling for all mining methods and commodities. Our technical consulting team includes over 100 experienced geologists and mining engineers, servicing client needs such as managing exploration drilling programs, mining studies, resource evaluation, on-site technical services and business improvement projects. Our CAE Terra mining equipment simulators, developed in fiscal 2012, leverage our experience in simulation to provide an unrivalled level of realism. Our simulators are integrated with a comprehensive student management system, lesson planning tools and interactive touch panel instructor station. Our training services include workforce development planning, training needs analysis, professional development in technical disciplines and the design and implementation of operator training curriculum. Our operator training courseware is designed for multiple delivery modes including self-paced e-learning, instructor-led classroom training, procedural training and scenarios delivered in our high fidelity simulators.

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Management’s Discussion and Analysis

Market trends and outlook

Our technology and services are used by customers to increase productivity and improve safety. The factors driving demand for our technology and services are:

  Industry skills shortages;

  Health and safety priority;

  Declining grades and higher energy consumption resulting in increased cost of extraction;

  Operations management and control.

Industry skills shortages

Skill shortages in many regions are putting upward pressure on wages and project costs. Without significant increases in the number of skilled workers or the introduction of new technology to expand production with fewer workers, growth in supply will be constrained. Skill shortages will likely drive demand for additional training.

Health and safety priority

Health and safety standards continue to be an area of focus for improvement through the use of technological advances and increased skills training to create a more highly skilled and better-educated work force. Mining companies are focusing on automated equipment, remote control of operations and simulation-based training of the workforce as means to improve overall safety.

Declining grades and higher energy consumption resulting in increased cost of extraction

In the last 30 years, the average grade of ore bodies has halved, while the waste removed to access the minerals has more than doubled, resulting in higher energy use and cost of extraction. Given the volatility of mineral prices and energy costs, different approaches are needed. These will include the increased use of optimization tools, simulation and scenario analysis within the industry to maximize value and maintain the viability of current operations, while helping mining companies focus on maximizing metal recovery instead of simply maximizing throughput. We are actively involved in finding technology-based solutions for recovering metal using less energy. Our existing tools for optimization and scenario analysis help mining organizations respond to changing prices and input costs in order to maximize the potential of their existing operations.

Operations management and control

With increasing scale and complexity of operations, mining companies are seeking solutions for the real time oversight, coordination, decision-making and remote control of fixed and mobile assets. We are collaborating in global markets and providing mine operators with an opportunity to integrate our widely used mining systems with other operational management technologies.

3.5 Foreign exchange

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			Increase/
	2013	2012	(decrease)
U.S. dollar (US$ or USD)	1.02	1.00	2%
Euro (€ or EUR)	1.30	1.33	(2%)
British pound (£ or GBP)	1.54	1.60	(4%)

We used the average foreign exchange rates below to value our revenues and expenses:

			Increase/
	2013	2012	(decrease)
U.S. dollar (US$ or USD)	1.00	0.99	1%
Euro (€ or EUR)	1.29	1.37	(6%)
British pound (£ or GBP)	1.58	1.58	-

For fiscal 2013, the effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in revenue of $19.6 million and an increase in net income of $1.4 million, when compared to fiscal 2012.

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Management’s Discussion and Analysis

Three areas of our business are affected by changes in foreign exchange rates:

  Our network of foreign training and services operations
  Most of our foreign training and services revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on these operations’ net profitability and net investment. Gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation account (accumulated other comprehensive income), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons.

  Our simulation products operations outside of Canada (Australia, Germany, India, Singapore, U.K. and U.S.)
  Most of the revenue and costs in these operations from foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time, as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars, as described above.

  Our simulation products operations in Canada
  Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated in Canada is in foreign currencies (mostly the U.S. dollar and the Euro), while a significant portion of our expenses are in Canadian dollars.
  We generally hedge the milestone payments of sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement.
  We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.
  In order to reduce the variability of specific U.S. dollar and Euro-denominated manufacturing costs, we hedge some of the foreign currency costs incurred in our manufacturing process.

Sensitivity analysis

We conducted a sensitivity analysis to determine the current impact of variations in the value of foreign currencies. For the purposes of this sensitivity analysis, we evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

  Foreign currency revenues and expenses in Canada for the manufacturing business – we hedge a portion of these exposures;

  Translation of foreign currency of operations in foreign countries. Our exposure is mainly in our operating profit.

First we calculated the revenue and expenses per currency to determine the operating profit in each currency. Then we deducted the amount of hedged revenues to determine a net exposure by currency. Next we added the net exposure from foreign operations to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a weakening of one cent in the Canadian dollar against each of the other three currencies. The table below shows the typical impact of this change, after taxes, on our yearly revenue and operating profit, as well as our net exposure:

		Operating		Net
Exposure (amounts in millions)	Revenue	Profit	Hedging	Exposure
U.S. dollar (US$ or USD)	$10.4	$2.8	$(2.2)	$0.6
Euro (€ or EUR)	3.9	0.2	(0.1)	0.1
British pound (£ or GBP)	1.4	0.3	(0.1)	0.2

A possible strengthening of one cent in the Canadian dollar would have the opposite impact.

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Management’s Discussion and Analysis

3.6 Non-GAAP and other financial measures

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Adjusted net debt

Adjusted net debt is a non-GAAP measure we use to monitor how much net debt we have without taking into account additional obligations under finance leases. We monitor this indicator and believe that readers of our MD&A use it in assessing our performance with our peers. We calculate it by taking our total long-term debt, including the current portion of long-term debt and subtracting cash and cash equivalents and obligations under finance leases.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to pay us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives: Capital used:

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefits obligations and other non-operating liabilities).

Source of capital:

  In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment.

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net and restructuring, integration and acquisition costs.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

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Management’s Discussion and Analysis

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations attributable to equity holders of the Company excluding interest expense, after tax, divided by the average capital employed.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income (loss)

Segment operating income or loss (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using segment operating profit, which excludes net finance expense, income taxes, restructuring, integration and acquisition costs and other items not specifically related to the segment’s performance.

Unfunded backlog

Unfunded backlog is a non-GAAP measure that represents firm military orders we have received but have not yet executed for which funding authorization has not yet been obtained. We include unexercised options with a high probability that they will be exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

CAE Annual Report 2013 | 15

Management’s Discussion and Analysis

4.	CONSOLIDATED RESULTS[3]
4.1	Results of our operations – fourth quarter of fiscal 2013

(amounts in millions, except per share amounts)		Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$587.9	522.1	514.4	480.1	506.7
Cost of sales		$420.5	370.9	370.4	321.0	336.6
Gross profit[3]		$167.4	151.2	144.0	159.1	170.1
As a % of revenue	%	28.5	29.0	28.0	33.1	33.6
Research and development expenses[3]		$18.1	14.0	14.5	14.0	15.2
Selling, general and administrative expenses		$66.9	67.3	67.3	68.4	71.8
Other gains – net		$(2.9)	(5.9)	(14.5)	(0.1)	(5.6)
Restructuring, integration and acquisition costs		$13.7	13.4	9.8	32.0	-
Operating profit[3]		$71.6	62.4	66.9	44.8	88.7
As a % of revenue	%	12.2	12.0	13.0	9.3	17.5
Finance income		$(1.5)	(2.7)	(1.6)	(1.5)	(1.5)
Finance expense		$19.7	18.2	19.2	18.4	18.1
Finance expense – net		$18.2	15.5	17.6	16.9	16.6
Earnings before income taxes		$53.4	46.9	49.3	27.9	72.1
Income tax expense		$7.0	9.4	12.5	6.2	18.4
As a % of earnings before income taxes (tax rate)%		13	20	25	22	26
Net income		$46.4	37.5	36.8	21.7	53.7
Attributable to:
Equity holders of the Company		$43.8	37.8	36.5	21.3	53.2
Non-controlling interests		$2.6	(0.3)	0.3	0.4	0.5
		$46.4	37.5	36.8	21.7	53.7
Earnings per share (EPS) attributable to equity holders
of the Company
Basic and diluted		$0.17	0.15	0.14	0.08	0.21

Revenue was 13% higher than last quarter and 16% higher compared to the fourth quarter of fiscal 2012

Revenue was $65.8 million higher than last quarter mainly because:

  SP/C’s revenue increased by $36.4 million or 39%, mainly due to higher revenue recorded for sales of partially manufactured simulators and higher production levels resulting from an increase in order intake;

  SP/M’s revenue increased by $14.4 million, or 10%, mainly due to higher revenue on Asian, Australian and North American programs, partially offset by lower revenue on European programs;

  TS/C’s revenue increased by $8.0 million, or 4%, mainly due to higher revenue generated in North America and the Middle East and the positive effect of a stronger Euro and U.S. dollar against the Canadian dollar. The increase was partially offset by lower revenue in Asia due to FFS relocations;

  TS/M’s revenue increased by $6.7 million, or 10%, mainly due to higher revenue on North American programs, higher activity from our helicopter training programs and higher revenue on European programs;

  NCM’s revenue remained stable, increasing by $0.3 million. Higher revenue from CAE Healthcare resulting from the integration of Blue Phantom, acquired in November 2012, was offset by lower revenue from CAE Mining.

3 Non-GAAP and other financial measures (see Section 3.6).

16	| CAE Annual Report 2013

Management’s Discussion and Analysis

Revenue was $81.2 million higher than the same period last year largely because:

  TS/C’s revenue increased by $69.5 million, or 53%, mainly due to the integration of OAA into our results and higher revenue generated in the emerging markets. The increase was partially offset by lower training demand in Europe;

  SP/C’s revenue increased by $46.7 million, or 56%, mainly due to higher revenue recorded for sales of partially manufactured simulators and higher production levels resulting from an increase in order intake;

  NCM’s revenue increased by $4.8 million or 20%, mainly due to higher revenue from CAE Healthcare, as a result of higher centre management system sales and the integration of Blue Phantom, and higher revenue from CAE Mining;

  TS/M’s revenue increased by $0.9 million, or 1%, mainly due to higher revenue on North American programs, partially offset by lower activity from our helicopter training programs and our IES services business and lower revenue on European programs;

  SP/M’s revenue decreased by $40.7 million, or 21%, mainly due to lower revenue on North American programs, when compared to the fourth quarter of fiscal 2012, which included programs that were close to completion and a C-130 simulator that was partially manufactured and for which we signed a contract last year, and lower revenue on European programs. The decrease was partially offset by higher revenue on Asian programs.

You will find more details in Results by segment.

Operating profit was $9.2 million higher than last quarter and $17.1 million lower compared to the fourth quarter of fiscal 2012

Operating profit for this quarter was $71.6 million, or 12.2% of revenue compared to $62.4 million or 12.0% of revenue last quarter and $88.7 million or 17.5% of revenue in the fourth quarter of fiscal 2012. Excluding restructuring, integration and acquisition costs of $13.7 million recorded this quarter, $13.4 million last quarter and nil in the fourth quarter of fiscal 2012, operating profit would have been $85.3 million, $75.8 million and $88.7 million respectively.

Segment operating income4 increased by $9.5 million, or 13% compared to last quarter. Increases in segment operating income were $4.3 million, $2.7 million, $1.5 million, $0.9 million and $0.1 million from SP/C, TS/C, TS/M, SP/M and NCM respectively.4

Segment operating income decreased by $3.4 million, or 4% compared to the fourth quarter of fiscal 2012. Decreases in segment operating income of $15.4 million from SP/M and $0.8 million from TS/M were partially offset by increases in segment operating income of $8.3 million, $3.0 million and $1.5 million from SP/C, NCM and TS/C respectively.

You will find more details in Restructuring, integration and acquisition costs and Results by segment.

Net finance expense was $2.7 million higher than last quarter and $1.6 million higher compared to the fourth quarter of fiscal 2012

Net finance expense was higher than last quarter, mainly due to higher interest expense resulting from the new private placement of senior notes issued and lower interest income on long-term receivables, partially offset by lower interest expense due to a reduced use of credit facilities.

The increase in net finance expense over the fourth quarter of fiscal 2012 was mainly due to an increase in interest expense resulting from the new private placement of senior notes issued and the increased use of credit facilities, partially offset by lower interest expense on royalty and finance lease obligations.

Effective income tax rate was 13% this quarter

Income taxes this quarter were $7.0 million, representing an effective tax rate of 13%, compared to 20% last quarter and 26% for the fourth quarter of fiscal 2012.

The decrease in the effective tax rate from the last quarter and the fourth quarter of fiscal 2012 was mainly due to the settlement of tax audits as well as the change in the mix of income from various jurisdictions. Excluding the effect of one-time items in the quarter, the income tax expense would have been $11.5 million.

4 Non-GAAP and other financial measures (see Section 3.6).

CAE Annual Report 2013 | 17

Management’s Discussion and Analysis

4.2	Results of our operations – fiscal 2013

(amounts in millions, except per share amounts)		FY2013	FY2012
Revenue		$2,104.5	1,821.2
Cost of sales		$1,482.8	1,221.1
Gross profit		$621.7	600.1
As a % of revenue	%	29.5	33.0
Research and development expenses		$60.6	62.8
Selling, general and administrative expenses		$269.9	256.4
Other gains – net		$(23.4)	(21.2)
Restructuring, integration and acquisition costs		$68.9	-
Operating profit		$245.7	302.1
As a % of revenue	%	11.7	16.6
Finance income		$(7.3)	(6.6)
Finance expense		$75.5	69.2
Finance expense – net		$68.2	62.6
Earnings before income taxes		$177.5	239.5
Income tax expense		$35.1	57.5
As a % of earnings before income taxes (tax rate)%		20	24
Net income		$142.4	182.0
Attributable to:
Equity holders of the Company		$139.4	180.3
Non-controlling interests		$3.0	1.7
		$142.4	182.0
EPS attributable to equity holders of the Company
Basic and diluted		$0.54	0.70

Revenue was 16% or $283.3 million higher than last year
Revenue was higher than last year mainly because:

  TS/C’s revenue increased by $257.2 million, or 52%, due to the integration of OAA into our results and to higher revenue generated in North and South America and the emerging markets. The increase was partially offset by a weaker Euro against the Canadian dollar and lower training demand in Europe;

  SP/C’s revenue increased by $59.9 million, or 17%, mainly due to higher production levels resulting from an increase in order intake;

  NCM’s revenue increased by $29.1 million, or 35%, mainly due to higher revenue from CAE Healthcare, resulting primarily from the integration of METI, acquired in August 2011, and from growth achieved through the expansion of our product portfolio and market position, and higher revenue from CAE Mining;

  SP/M’s revenue decreased by $57.6 million, or 9%, mainly due to lower revenue on North American and European programs and lower activity from our IES products business. The decrease was partially offset by higher revenue on Asian and Australian programs;

  TS/M’s revenue decreased by $5.3 million, or 2% mainly due to lower activity from our IES services business, lower revenue on European programs and an unfavourable foreign exchange impact on the translation of our European operations, partially offset by higher revenue on North American and Australian programs and higher activity from our helicopter training programs.

You will find more details in Results by segment.

18	| CAE Annual Report 2013

Management’s Discussion and Analysis

Gross profit was $21.6 million higher than last year

The gross profit was $621.7 million this year, or 29.5% of revenue compared to $600.1 million or 33.0% of revenue last year. As a percentage of revenue, gross profit was lower when compared to last year mainly as a result of lower margins in our TS/C segment arising from the integration of OAA into our results, including Parc Aviation.

Operating profit was $56.4 million lower than last year

Operating profit this year was $245.7 million, or 11.7% of revenue, compared to $302.1 million, or 16.6% of revenue last year. Excluding restructuring, integration and acquisition costs of $68.9 million, operating profit would have been $314.6 million, or 14.9% of revenue this year. Excluding charges of $8.4 million related to the acquisition and integration of METI, which was acquired during fiscal 2012, operating profit would have been $310.5 million, or 17.0% of revenue last year.

Segment operating income increased $12.5 million, or 4% compared to last year. Increases in segment operating income of $22.0 million from SP/C and $20.2 million from NCM were partially offset by decreases of $23.3 million, $5.7 million and $0.7 million from SP/M, TS/M and TS/C respectively.

You will find more details in Restructuring, integration and acquisition costs and Results by segment.

Net finance expense was $5.6 million higher than last year

	FY2012	to
(amounts in millions)	FY2013
Finance expense, prior period	$69.2
Increase in finance expense on long-term debt (other than finance lease obligations)	13.1
Decrease in finance expense on finance lease obligations	(1.2)
Decrease in finance expense on royalty obligations	(3.4)
Decrease in other finance expense	(1.6)
Decrease in borrowing costs capitalized	(0.6)
Increase in finance expense from the prior period	$6.3
Finance income, prior period	$(6.6)
Increase in interest income on loans and receivables	(0.9)
Decrease in other interest income	0.2
Increase in finance income from the prior period	$(0.7)
Net finance expense, current period	$68.2

Net finance expense was $68.2 million this year, $5.6 million or 9% higher than last year. The increase was mainly attributable to the increased use of credit facilities due to the acquisition of OAA and higher interest expense resulting from the private placement of senior notes, partially offset by lower interest expense on royalty and finance lease obligations.

Effective income tax rate is 20%

This fiscal year, income taxes were $35.1 million, representing an effective tax rate of 20%, compared to 24% for the same period last year. The decrease in the effective tax rate compared to fiscal 2012 was mainly due to the settlement of tax audits as well as the change in the mix of income from various jurisdictions.

4.3 Restructuring, integration and acquisition costs

On May 23, 2012, we announced restructuring measures which were designed to refocus our resources and capabilities in response to changes in the defence markets we serve. Further restructuring measures were announced on November 8, 2012 designed to scale our operations mainly in Europe. Restructuring costs of $43.8 million consisting primarily of severances and other related costs, were included in net income in fiscal 2013.

In May 2012, we acquired 100% of the shares of OAA, a provider of aviation training and crew sourcing services. To date, costs of $25.1 million for restructuring, integration and acquisition activities were included in net income in fiscal 2013. Restructuring costs consist mainly of severances and other related costs. Integration costs represent incremental costs directly related to the integration of OAA in our ongoing activities. This primarily includes expenditures related to redeployment of simulators, regulatory and process standardization, systems integration and other activities. Acquisition costs represent costs directly related to the acquisition of OAA. These costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

You can find more details about Restructuring, integration and acquisition costs in Note 23 to the consolidated financial statements.

CAE Annual Report 2013 | 19

Management’s Discussion and Analysis

4.4 Consolidated orders and backlog

Our consolidated backlog was $4,091.9 million at the end of fiscal 2013, which is 10% higher than last year. New orders of $2,246.9 million increased the backlog this year, while $2,104.5 million in revenue was generated from the backlog.

Backlog up by 10% over last year
(amounts in millions)	FY2013	FY2012
Backlog, beginning of period	$3,724.2	$3,449.0
+ orders	2,246.9	2,128.3
- revenue	(2,104.5)	(1,821.2)
+ / - adjustments	225.3	(31.9)
Backlog, end of period	$4,091.9	$3,724.2

In fiscal 2013, adjustments included $254.0 million worth of backlog added as a result of the acquisition of OAA and a reduction of an existing order of Level B simulators originating in 2006.

In fiscal 2012, adjustments included $38.0 million related to the cancelation of an order, termination of programs and a defence services program adjustment resulting from a delay in the performance of a delivery obligation by the OEM. The adjustment was partially offset by the impact of foreign exchange.

The book-to-sales ratio for the quarter was 1.45x. The ratio for the last 12 months was 1.07x.

You will find more details in Results by segment.

5. RESULTS BY SEGMENT

We manage our business and report our results in five segments:

Civil segments:

  Training & Services/Civil (TS/C);

  Simulation Products/Civil (SP/C).

Military segments:

  Simulation Products/Military (SP/M);

  Training & Services/Military (TS/M).

New Core Markets (NCM) segment.

Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment and are recorded at cost.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

20	| CAE Annual Report 2013

$

					Management’s Discussion and Analysis

KEY PERFORMANCE INDICATORS

Segment operating income (loss)
(amounts in millions, except operating margins)		FY2013	FY2012 Q4-2013		Q3-2013	Q2-2013	Q1-2013	Q4-2012
Civil segments
Training & Services/Civil		$121.5	122.2	31.8	29.1	27.3	33.3	30.3
	%	16.1	24.5	15.8	15.0	14.4	19.5	22.9
Simulation Products/Civil		$73.6	51.6	22.3	18.0	18.9	14.4	14.0
	%	18.3	15.1	17.2	19.3	19.1	17.9	16.8
Military segments
Simulation Products/Military		$77.9	101.2	19.2	18.3	20.9	19.5	34.6
	%	13.9	16.3	12.4	13.0	16.0	14.4	17.7
Training & Services/Military		$35.2	40.9	10.2	8.7	7.4	8.9	11.0
	%	12.9	14.7	14.1	13.2	11.0	13.2	15.4
New Core Markets		$6.4	(13.8)	1.8	1.7	2.2	0.7	(1.2)
	%	5.7	-	6.2	5.9	7.8	2.7	-
Total segment operating income (SOI)		$314.6	302.1	85.3	75.8	76.7	76.8	88.7
Restructuring, integration and acquisition costs $		(68.9)	-	(13.7)	(13.4)	(9.8)	(32.0)	-
Operating profit		$245.7	302.1	71.6	62.4	66.9	44.8	88.7

Capital employed[5]

	March 31		December 31	September 30		June 30		March 31
(amounts in millions)		2013	2012		2012	2012		2012
Civil segments
Training & Services/Civil		$1,551.6	1,542.1		1,517.7	1,535.3		1,173.0
Simulation Products/Civil		$42.9	61.9		73.2	53.7		39.1
Military segments
Simulation Products/Military		$315.8	324.0		358.1	336.6		270.4
Training & Services/Military		$212.3	208.1		186.1	197.1		181.2
New Core Markets		$199.2	198.6		177.6	181.9		179.3
		$2,321.8	2,334.7		2,312.7	2,304.6		1,843.0

5.1 Civil segments

FISCAL 2013 EXPANSIONS AND NEW INITIATIVES5
Acquisition

  We acquired Oxford Aviation Academy, strengthening our global leadership position in commercial aviation training and extending our offering with a complete end-to-end solution. The acquisition added seven training centres, 40 FFSs, four flight school locations, and a crew sourcing portfolio of more than 1,400 aviation personnel on assignment;

  Following the acquisition, we launched a series of integration activities with the objective of generating revenue, operating cost and capital expenditure synergies and bring OAA’s operating profit level more in line with CAE’s training businesses. The integration has progressed well in fiscal 2013, with $12.7 million of segment operating income generated by OAA operations since the date of acquisition, and we are tracking to achieve the expected cost synergies once the process is complete in fiscal 2014.

New programs and products

  We were named by Bombardier Aerospace as their Authorized Training Provider (ATP) for business jet pilot and maintenance training in Europe and as their worldwide ATP for the Global series business jets. We also announced an expansion of the Authorized Training Provider agreement, adding the Learjet 31 and Learjet 60 aircraft and deploying the Learjet 31 and Learjet 60
  FFSs at CAE’s training facility in Dallas, U.S.;

  We introduced the next-generation CAE SimfinityTM integrated procedures trainer (IPT) with an enhanced virtual cockpit;

  We installed a new CAE-owned Airbus A320 FFS at the Airbus Training Centre in Miami, U.S., part of the Airbus-CAE Training Services Cooperation;

  We announced that we have enhanced pilot training for helicopter operators serving the oil and gas market, customizing aircraft training curricula for offshore operations.

5 Non-GAAP and other financial measures (see section 3.6).

CAE Annual Report 2013 | 21

Management’s Discussion and Analysis

Expansions

  In commercial aviation training, we inaugurated the Philippine Academy for Aviation Training in the Philippines, with our joint venture partner Cebu Pacific Air. We opened new training centres in Barcelona, Spain, with Vueling Airlines as the anchor customer and in Lima, Peru, with LAN Perú as anchor customer. We started offering Airbus A330 training in Johannesburg, South Africa, CAE’s first commercial aircraft training location in Africa, with South African Airways as the anchor customer;

  In business aviation, we announced a new training location in Shanghai, China, to deliver Gulfstream G450 and G550 pilot training and announced that CAE is the first independent training provider to be qualified as a Civil Aviation Administration of China (CAAC) approved training organization for Dassault Falcon maintenance training. We also inaugurated pilot and maintenance technician training programs in Melbourne, Australia for the Hawker Beechcraft King Air 350 aircraft with ProLine 21 avionics and we launched, as part of Embraer-CAE Training Services (ECTS), Phenom aircraft pilot and maintenance technician training in São Paulo, Brazil;

  We inaugurated our first civil helicopter training program in China at the Zhuhai Flight Training Centre with our joint venture partner China Southern Airlines.

COMBINED FINANCIAL RESULTS

(amounts in millions, except operating
margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$1,158.0	840.9	331.6	287.2	288.0	251.2	215.4
Segment operating income		$195.1	173.8	54.1	47.1	46.2	47.7	44.3
Operating margins	%	16.8	20.7	16.3	16.4	16.0	19.0	20.6
Backlog		$1,985.4	1,535.0	1,985.4	1,707.0	1,746.1	1,761.9	1,535.0

The combined civil book-to-sales ratio was 1.83x for the quarter and 1.18x on a trailing 12-month basis.

TRAINING & SERVICES/CIVIL6

TS/C obtained contracts this quarter expected to generate future revenues of $456.7 million, including long-term contracts with:

  LAN and TAM Airlines for pilot training services;

  GE Capital Aviation Services for crew sourcing and technical support services;

  Ryanair for training and recruitment services;

  Turkish Airlines for pilot training services;

  Virgin Atlantic for pilot training services;

  Brussels Airlines for pilot training services.

Financial Results
(amounts in millions, except operating
margins, RSEU and FFSs deployed)	FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue	$755.6	498.4	201.8	193.8	189.1	170.9	132.3
Segment operating income	$121.5	122.2	31.8	29.1	27.3	33.3	30.3
Operating margins %	16.1	24.5	15.8	15.0	14.4	19.5	22.9
Depreciation and amortization	$102.0	81.3	26.4	26.0	25.9	23.7	20.7
Property, plant and equipment
expenditures	$127.4	137.1	24.1	24.4	39.2	39.7	37.2
Intangible assets and other
assets expenditures	$20.1	9.4	3.0	12.0	2.6	2.5	2.8
Capital employed	$1,551.6	1,173.0	1,551.6	1,542.1	1,517.7	1,535.3	1,173.0
Backlog	$1,602.2	1,183.4	1,602.2	1,345.8	1,360.9	1,400.0	1,183.4
RSEU[6]	181	139	187	186	187	164	142
FFSs deployed	227	171	227	222	218	216	171

6 Non-GAAP and other financial measures (see Section 3.6).

22	| CAE Annual Report 2013

Management’s Discussion and Analysis

Revenue up 4% over last quarter and up 53% over the fourth quarter of fiscal 2012

The increase over last quarter was mainly attributable to higher revenue generated in North America and the Middle East and the positive effect of a stronger Euro and U.S. dollar against the Canadian dollar. The increase was partially offset by lower revenue in Asia due to FFS relocations during the quarter.

The increase over the fourth quarter of fiscal 2012 was due to the integration of OAA into our results and higher revenue generated in the emerging markets. The increase was partially offset by lower training demand in Europe.

Revenue was $755.6 million this year, 52% or $257.2 million higher than last year

The increase over last year was mainly attributable to the integration of OAA into our results and to higher revenue generated in North and South America and the emerging markets. The increase was partially offset by a weaker Euro against the Canadian dollar and lower training demand in Europe.

Segment operating income up 9% over last quarter and up 5% over the fourth quarter of fiscal 2012

Segment operating income was $31.8 million (15.8% of revenue) this quarter, compared to $29.1 million (15.0% of revenue) last quarter and $30.3 million (22.9% of revenue) in the fourth quarter of fiscal 2012.

Segment operating income increased by $2.7 million, or 9%, over last quarter. The increase was mainly attributable to higher operating income in North America and in the Middle East and higher operating income from the integration of OAA into our results. The increase was partially offset by lower operating income in Asia due to FFS relocations and the ramp up of recently operationalized training centres, as well as the realization of gains on the disposal of two FFSs last quarter.

Segment operating income increased by $1.5 million, or 5%, over the fourth quarter of fiscal 2012. The increase was mainly due to the integration of OAA into our results, higher operating income in the Middle East and a favourable foreign exchange impact. The increase was partially offset by lower operating income in Europe, lower operating income in Asia due to FFS relocations and the ramp up of recently operationalized training centres, as well as gains from strategic expansion initiatives recognized last year.

Segment operating income was $121.5 million, 1% or $0.7 million lower than last year

Segment operating income was $121.5 million (16.1% of revenue) this year, compared to $122.2 million (24.5% of revenue) last year.

The decrease from last year was mainly due to gains from strategic expansion initiatives recognized last year, lower operating income in Europe and lower operating income in Asia due to FFS relocations and the ramp up of recently operationalized training centres, partially offset by the integration of OAA into our results and higher operating income generated in the Middle East and North and South America.

Property, plant and equipment expenditures at $24.1 million this quarter and $127.4 million for the year

Maintenance capital expenditures were $2.6 million for the quarter and $23.0 million for the year. Growth capital expenditures were $21.5 million for the quarter and $104.4 million for the year. We continue to selectively invest in our training network where we have secured demand to address additional market share and in response to training demands for our customers.

Capital employed increased by $9.5 million over last quarter and by $378.6 million over last year

Capital employed increased over the last quarter mainly due to an increase in non-cash working capital.

Capital employed was higher than last year mainly due to an increase in intangible assets, property, plant and equipment and accounts receivable, partially offset by an increase in accounts payable and accrued liabilities as a result of the integration of OAA into our results.

Backlog was at $1,602.2 million at the end of the year

(amounts in millions)	FY2013	FY2012
Backlog, beginning of period	$1,183.4	$986.5
+ orders	917.7	686.9
- revenue	(755.6)	(498.4)
+ / - adjustments	256.7	8.4
Backlog, end of period	$1,602.2	$1,183.4

Adjustments in fiscal 2013 are mainly due to $254.0 million worth of backlog added as a result of the acquisition of OAA.

This quarter's book-to-sales ratio was 2.26x. The ratio for the last 12 months was 1.21x.

CAE Annual Report 2013 | 23

Management’s Discussion and Analysis

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 10 FFSs this quarter:

  Three FFSs, two Airbus A320s and one Boeing 737, to Shanghai Eastern Flight Training Centre in China;

  One Airbus A320 FFS to Zhuhai Flight Training Centre (ZFTC) in Zhuhai, China, a joint venture of China Southern Airlines and CAE;

  One Global 5000/6000 FFS to Bombardier Aerospace;

  Five FFSs to undisclosed customers.

This brings SP/C’s order intake for the year to 35 FFSs.

Financial Results
(amounts in millions, except operating
margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$402.4	342.5	129.8	93.4	98.9	80.3	83.1
Segment operating income		$73.6	51.6	22.3	18.0	18.9	14.4	14.0
Operating margins	%	18.3	15.1	17.2	19.3	19.1	17.9	16.8
Depreciation and amortization		$8.6	7.4	3.0	2.2	1.9	1.5	2.1
Property, plant and equipment
expenditures		$4.9	5.8	0.6	0.8	0.8	2.7	2.3
Intangible assets and other
assets expenditures		$20.4	19.3	5.5	5.3	4.6	5.0	5.2
Capital employed		$42.9	39.1	42.9	61.9	73.2	53.7	39.1
Backlog		$383.2	351.6	383.2	361.2	385.2	361.9	351.6

Revenue up 39% over last quarter and up 56% over the fourth quarter of fiscal 2012

The increase over last quarter and the fourth quarter of fiscal 2012 was mainly due to higher revenue recorded for sales of partially manufactured simulators and higher production levels resulting from an increase in order intake.

Revenue was $402.4 million for the year, 17% or $59.9 million higher than last year

The increase in revenue was mainly due to higher production levels resulting from an increase in order intake.

Segment operating income up 24% over last quarter and up 59% over the fourth quarter of fiscal 2012

Segment operating income was $22.3 million (17.2% of revenue) this quarter, compared to $18.0 million (19.3% of revenue) last quarter and $14.0 million (16.8% of revenue) in the fourth quarter of fiscal 2012.

The increase over last quarter and the fourth quarter of fiscal 2012 was mainly due to higher revenue, as mentioned above, partially offset by higher research and development expenses net of government funding.

Segment operating income was $73.6 million for the year, 43% or $22.0 million higher than last year

Segment operating income was $73.6 million (18.3% of revenue) this year, compared to $51.6 million (15.1% of revenue) last year.

The increase was mainly due to higher revenue, as mentioned above, as well as a favourable program mix, hedging rates and foreign exchange impact.

Capital employed decreased by $19.0 million from last quarter and increased by $3.8 million over last year

Capital employed was lower than last quarter mainly due to an increase in accounts payable and accrued liabilities and a decrease in accounts receivable, partially offset by an increase in contracts in progress assets.

Capital employed was higher than last year mainly due to an increase in inventories and contracts in progress assets, partially offset by an increase in accounts payable and accrued liabilities and a decrease in accounts receivable.

24	| CAE Annual Report 2013

Management’s Discussion and Analysis

Backlog up 9% compared to last year

(amounts in millions)	FY2013	FY2012
Backlog, beginning of period	$351.6	$303.8
+ orders	446.7	398.7
- revenue	(402.4)	(342.5)
+ / - adjustments	(12.7)	(8.4)
Backlog, end of period	$383.2	$351.6

Adjustments in fiscal 2013 consist primarily of a reduction of an existing order of Level B simulators originating in 2006, partially offset by a positive foreign exchange impact.

This quarter's book-to-sales ratio was 1.16x. The ratio for the last 12 months was 1.11x.

5.2 Military segments

FISCAL 2013 EXPANSIONS AND NEW INITIATIVES
New programs and products

  We launched the CAE Unmanned Aerial System (UAS) Mission Trainer, which combines an open architecture with commercial off- the-shelf hardware and simulation software to provide a comprehensive, platform-agnostic training system for UAS pilots, sensor operators, and mission commanders and we successfully completed a series of flights of the Miskam UAS in Alma, Canada, progressing on our research and development program;

  We signed an agreement to collaborate with the National Defence University of Malaysia and Armour Sentral to develop simulation-based training solutions for the land systems market in Malaysia and the surrounding Asia region;

  We were awarded a simulation technical investigation and engineering services contract from the Government of Canada. We will partner with Carleton University to support experiments, mission rehearsal, demonstrations, exercises and maintenance training for Canadian Forces personnel;

  Canada’s Department of National Defence officially inaugurated the new Air Mobility Training Centre at Canadian Forces Base Trenton, where we have delivered a comprehensive suite of CC-130J training devices and will now provide 20 years of in-service support;

  We started training Royal Navy aircrews at our Medium Support Helicopter Aircrew Training Facility (MSHATF) at RAF Benson in the U.K. Royal Navy aircrews are beginning to convert from the Sea King Mk4 to the AW101 Merlin Mk3 aircraft and will conduct their ground school and synthetic training at CAE’s MSHATF over the next year.

Expansion

  We announced that a CAE-built 3000 Series AW139 simulator at our Rotorsim joint venture training centre in Sesto Calende, Italy, achieved Level D qualification.

COMBINED FINANCIAL RESULTS

(amounts in millions, except operating
margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$834.4	897.3	227.3	206.2	198.1	202.8	267.1
Segment operating income		$113.1	142.1	29.4	27.0	28.3	28.4	45.6
Operating margins	%	13.6	15.8	12.9	13.1	14.3	14.0	17.1
Backlog		$2,106.5	2,189.2	2,106.5	2,126.0	2,163.0	2,132.6	2,189.2

The combined military book-to-sales ratio was 0.95x for the quarter and 0.92x on a trailing 12-month basis.

The combined military unfunded backlog7 was $255.9 million at March 31, 2013.7

7 Non-GAAP and other financial measures (see Section 3.6).

CAE Annual Report 2013 | 25

Management’s Discussion and Analysis

SIMULATION PRODUCTS/MILITARY
SP/M was awarded $104.8 million in orders this quarter, including:

A contract from the U.S. Navy under the foreign military sale program to design and manufacture an MH-60R avionics maintenance trainer/weapons load trainer for the Royal Australian Navy;
A contract from Elbit Systems to design and manufacture segments of a suite of Alenia Aermacchi M-346 simulators to support the Israeli Air Force future trainer aircraft program;

A contract from the U.S. Navy to perform upgrades on U.S. Navy MH-60S operational flight trainers and weapons tactics trainers to increase training system fidelity as well as maintain concurrency with current aircraft upgrades;

A contract option exercised by Lockheed Martin to design and manufacture an additional C-130J weapon systems trainer for the U.S. Air Force as part of the C-130J Maintenance and Aircrew Training System Phase II program;

A contract with the U.S. Army Corps of Engineers under the foreign military sales program to construct a training facility for the Kuwait Air Force at Al Mubarak Air Base in Kuwait.

Financial Results
(amounts in millions, except operating
margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$561.6	619.2	154.9	140.5	130.8	135.4	195.6
Segment operating income		$77.9	101.2	19.2	18.3	20.9	19.5	34.6
Operating margins	%	13.9	16.3	12.4	13.0	16.0	14.4	17.7
Depreciation and amortization		$15.3	12.0	4.2	3.9	4.1	3.1	3.3
Property, plant and equipment
expenditures		$5.2	10.8	(0.6)	2.3	1.6	1.9	2.4
Intangible assets and other
assets expenditures		$26.1	19.0	6.8	6.4	6.9	6.0	5.8
Capital employed		$315.8	270.4	315.8	324.0	358.1	336.6	270.4
Backlog		$685.0	786.0	685.0	728.9	723.1	755.6	786.0

Revenue up 10% over last quarter and down 21% from the fourth quarter of fiscal 2012

The increase over last quarter was mainly due to higher revenue on Asian, Australian and North American programs, partially offset by lower revenue on European programs.

The decrease from the fourth quarter of fiscal 2012 was mainly due to lower revenue on North American programs, when compared to the fourth quarter of fiscal 2012, which included programs that were close to completion and a C-130 simulator that was partially manufactured and for which we signed a contract last year, and lower revenue on European programs. The decrease was partially offset by higher revenue on Asian programs.

Revenue was $561.6 million this year, 9% or $57.6 million lower than last year

The decrease in revenue from last year was mainly due to lower revenue on North American and European programs and lower activity from our IES products business. The decrease was partially offset by higher revenue on Asian and Australian programs.

Segment operating income up 5% compared to last quarter and down 45% from the fourth quarter of fiscal 2012

Segment operating income was $19.2 million (12.4% of revenue) this quarter, compared to $18.3 million (13.0% of revenue) last quarter and $34.6 million (17.7% of revenue) in the fourth quarter of fiscal 2012.

The increase over the last quarter was mainly due to higher operating margins on our IES products business, higher volume on Asian programs and lower selling, general and administrative expenses, partially offset by lower volume and operating margins on European programs and higher research and development expenses, net of government spending.

The decrease from the fourth quarter of fiscal 2012 was mainly due to lower volume and operating margins on North American and European programs. The decrease was partially offset by lower selling, general and administrative expenses and higher volume on Asian programs.

Segment operating income was $77.9 million this year, 23% or $23.3 million lower than last year

Segment operating income was $77.9 million (13.9% of revenue) this year, compared to $101.2 million (16.3% of revenue) last year.

The decrease in segment operating income from last year was mainly due to lower volume and operating margins on certain North American and European programs, partially offset by the reversal of a contingent liability arising on a business combination, lower selling, general and administrative expenses, higher volume and operating margins on Asian programs and a favourable foreign exchange impact.

Capital employed decreased by $8.2 million from last quarter and increased by $45.4 million over last year

The decrease over last quarter was mainly due to lower non-cash working capital, partially offset by a higher investment in intangible and other assets.

The increase over last year was mainly due to a higher investment in intangible and other assets and higher non-cash working capital.

26	| CAE Annual Report 2013

	Management’s Discussion and Analysis

Backlog down 13% from last year

(amounts in millions)	FY2013	FY2012
Backlog, beginning of period	$786.0	$888.7
+ orders	393.7	528.8
- revenue	(561.6)	(619.2)
+ / - adjustments	66.9	(12.3)
Backlog, end of period	$685.0	$786.0

Adjustments in fiscal 2013 are mainly due to the reclassification of equipment procurement from a long-term services contract.

This quarter's book-to-sales ratio was 0.68x. The ratio for the last 12 months was 0.70x.

TRAINING & SERVICES/MILITARY
TS/M was awarded $111.1 million in orders this quarter, including:

  A contract with the North Atlantic Treaty Organization (NATO) to provide maintenance services for the CAE-built E-3A flight deck simulator and flight training device located at the NATO Airbase Geilenkirchen in Germany;

  Contracts with Lockheed Martin to continue providing a range of maintenance and support services for the U.S. Air Force as part of the C-130J Maintenance and ATS program and C-130 ATS program;

  A contract to provide maintenance and support services for the CAE-built C-130H training devices operated by the Taiwan Air Force;

  Contract extensions by the German Armed Forces to continue providing on-site maintenance for flight simulation equipment;

  A contract with the U.S. Air Force to perform operations and maintenance support for KC-135 Boom Operator Weapon Systems Trainers as part of the KC-135 ATS program.

Financial Results
(amounts in millions, except operating
margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$272.8	278.1	72.4	65.7	67.3	67.4	71.5
Segment operating income		$35.2	40.9	10.2	8.7	7.4	8.9	11.0
Operating margins	%	12.9	14.7	14.1	13.2	11.0	13.2	15.4
Depreciation and amortization		$19.7	18.1	6.2	4.7	4.3	4.5	5.2
Property, plant and equipment
expenditures		$15.2	9.2	7.6	4.7	1.6	1.3	1.5
Intangible assets and other
assets expenditures		$2.7	1.7	0.6	0.5	0.8	0.8	1.1
Capital employed		$212.3	181.2	212.3	208.1	186.1	197.1	181.2
Backlog		$1,421.5	1,403.2	1,421.5	1,397.1	1,439.9	1,377.0	1,403.2

Revenue up 10% over last quarter and up 1% over the fourth quarter of fiscal 2012

The increase over last quarter was mainly due to higher revenue on North American programs, higher activity from our helicopter training programs and higher revenue on European programs.

The increase over the fourth quarter of fiscal 2012 was mainly due to higher revenue on North American programs, partially offset by lower activity from our helicopter training programs and our IES services business and lower revenue on European programs.

Revenue was $272.8 million this year, 2% or $5.3 million lower than last year

The decrease in revenue from last year was mainly due to lower activity from our IES services business, lower revenue on European programs and an unfavourable foreign exchange impact on the translation of our European operations, partially offset by higher revenue on North American and Australian programs and higher activity from our helicopter training programs.

Segment operating income up 17% over last quarter and down 7% from the fourth quarter of fiscal 2012

Segment operating income was $10.2 million (14.1% of revenue) this quarter, compared to $8.7 million (13.2% of revenue) last quarter and $11.0 million (15.4% of revenue) in the fourth quarter of fiscal 2012.

CAE Annual Report 2013 | 27

Management’s Discussion and Analysis

The increase over last quarter was mainly due to higher volume on North American and European programs, partially offset by lower volume and operating margins on our IES services business.

The decrease from the fourth quarter of fiscal 2012 was mainly due to lower activity from our helicopter training programs, lower volume and operating margins on our IES services business and a lower dividend received from a U.K.-based TS/M investment. The decrease was partially offset by higher volume and an improvement in operating margins on North American programs and lower selling, general and administrative expenses.

Segment operating income was $35.2 million this year, 14% or $5.7 million lower than last year

Segment operating income was $35.2 million (12.9% of revenue) this year, compared to $40.9 million (14.7% of revenue) last year.

The decrease was mainly due to lower volume on European programs, a lower dividend received from a U.K.-based TS/M investment and lower volume and operating margins on our IES services business, partially offset by lower selling, general and administrative expenses and higher volume on North American and Australian programs.

Capital employed increased by $4.2 million over last quarter and by $31.1 million over last year

The increase over last quarter was mainly due to higher property, plant and equipment and lower other liabilities, partially offset by a lower investment in non-cash working capital and lower other assets.

The increase over last year was mainly due to a higher investment in property, plant and equipment and non-cash working capital and lower other liabilities.

Backlog stable compared to last year

(amounts in millions)	FY2013	FY2012
Backlog, beginning of period	$1,403.2	$1,270.0
+ orders	376.7	430.9
- revenue	(272.8)	(278.1)
+ / - adjustments	(85.6)	(19.6)
Backlog, end of period	$1,421.5	$1,403.2

Adjustments in fiscal 2013 are mainly due to the reclassification of equipment procurement from a long-term services contract.

This quarter's book-to-sales ratio was 1.53x. The ratio for the last 12 months was 1.38x.

5.3 New Core Markets segment

FISCAL 2013 EXPANSIONS AND NEW INITIATIVES

CAE Healthcare expansions and new initiatives included the following:

Acquisition

-       We acquired Blue Phantom, a leader in ultrasound simulation, offering training models for more than 20 medical specialties.

New programs and products

We jointly announced with Elsevier the new Simulation Learning System for nursing education;
We launched the new tablet PC for METIman at the National Association of Emergency Medical Services (EMS) Educators annual symposium in Orlando, U.S.;
We launched the EndoVR and LapVR surgical simulators at the American College of Surgeons Clinical Conference in Chicago,
U.S.;
We launched the new Caesar trauma patient simulator at the Military Health System Research Symposium in Fort Lauderdale,
U.S.;
We officially launched the VIMEDIX Women’s Health obstetrical ultrasound simulator at the International Meeting on Simulation in
Healthcare in Orlando, U.S. The simulator allows to perform the 20-week fetal ultrasound exam;
We released Müse 2.0, an upgraded version of our patient simulator interface, with localization in nine languages and the ability to simulate 12-lead monitoring;
We launched an updated Program for Nursing Curriculum Integration at the International Nursing Association for Clinical
Simulation and Learning in San Antonio, U.S.;
We launched our Hospital Services program at the American Nurses Credentialing Center National Magnet Conference in Los
Angeles, U.S.

Expansion

  We expanded our on-site training facility in Mainz, Germany, where we can now offer customer training on patient, surgical and imaging platforms.

28	| CAE Annual Report 2013

Management’s Discussion and Analysis

CAE Mining expansions and new initiatives included the following:
New programs and products

  We released a new software application for controlling ore and waste allocation in open pit mines;

  We released a major upgrade to our Sirovision 3D photogrammetry system including integrated hardware for underground photography;

  We released a new software application for modeling the geology of stratigraphic deposits to strengthen our offerings in coal and iron ore and released new software versions of our Fusion geological data management solution and our NPV Scheduler and Maxipit products for strategic planning.

Expansions

  We announced a strategic partnership with mining operations management technology company Devex. The partnership incorporates exclusive product distribution rights in Canada, India and Russia, and collaboration in other global markets;

  We expanded our customer support and sales capabilities in Brazil, China, India, Mexico and the U.S.

ORDERS
Major CAE Healthcare sales this quarter included:

  A centre management system and human patient simulator to a community college in the U.S.;

  Three patient simulators and three surgical simulators to support a training program in India;

  Six ultrasound simulators and courseware packages in Australia;

  A centre management system to a public research university in Canada;

  Two patient simulators and two ultrasound simulators and courseware packages to support a medical training school in the U.S.;

  Four patient simulators and one surgical simulator to support a training program in Saudi Arabia;

  Four patient simulators to a support a training program for the medical assessment and treatment of children in the U.S.

Major CAE Mining sales this quarter included:

  Our new stratigraphic modeling software to customers in South Africa and Chile;

  A long term project to implement a complete suite of geological data management, resource modeling, open pit and underground mine planning software to Besra Gold Inc. sites in Vietnam and Malaysia;

  Geological data management software to a customer in Brazil;

  Underground mine planning software to China Gold International Resources Corp. Ltd. in China;

  Underground mine planning software to a customer in Russia.

Financial Results
(amounts in millions, except operating
margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$112.1	83.0	29.0	28.7	28.3	26.1	24.2
Segment operating income (loss)		$6.4	(13.8)	1.8	1.7	2.2	0.7	(1.2)
Operating margins	%	5.7	-	6.2	5.9	7.8	2.7	-
Depreciation and amortization		$11.7	7.0	4.0	3.1	2.2	2.4	2.2
Property, plant and equipment
expenditures		$3.1	2.8	0.7	0.7	0.8	0.9	1.0
Intangible assets and other
assets expenditures		$9.5	5.7	2.5	2.1	2.3	2.6	2.7
Capital employed		$199.2	179.3	199.2	198.6	177.6	181.9	179.3

Revenue stable compared to last quarter and up 20% over the fourth quarter of fiscal 2012

Revenue was stable compared to last quarter. Higher revenue from CAE Healthcare resulting from the integration of Blue Phantom, acquired in November 2012, was offset by lower revenue from CAE Mining.

The increase over the fourth quarter of fiscal 2012 was mainly due to higher revenue from CAE Healthcare, as a result of higher centre management system sales and the integration of Blue Phantom, and higher revenue from CAE Mining.

Revenue was $112.1 million this year, 35% or $29.1 million higher than last year

The increase was mainly due to higher revenue from CAE Healthcare, resulting primarily from the integration of METI, acquired in August 2011, and from growth achieved through the expansion of our product portfolio and market position, and higher revenue from CAE Mining.

Segment operating income up 6% compared to last quarter and up over a segment operating loss in the fourth quarter of fiscal 2012

Segment operating income was $1.8 million (6.2% of revenue) this quarter, compared to $1.7 million (5.9% of revenue) last quarter and a segment operating loss of $1.2 million in the fourth quarter of fiscal 2012.

The increase in segment operating income over the last quarter was mainly due to higher operating margins from CAE Mining.

CAE Annual Report 2013 | 29

Management’s Discussion and Analysis

The increase in segment operating income over the fourth quarter of fiscal 2012 was mainly due to higher operating margins in both CAE Mining and CAE Healthcare and to the integration of Blue Phantom. The increase was partially offset by a net benefit of $1.7 million recognized in the fourth quarter of fiscal 2012, from the reversal of provisions for contingent consideration of past acquisitions.

Segment operating income was $6.4 million this year, $20.2 million higher than last year

Segment operating income was $6.4 million (5.7% of revenue) this year, compared to a segment operating loss of $13.8 million last year.

The increase was mainly due to the integration of acquisitions, METI and Blue Phantom and the inclusion, in the second quarter of fiscal 2012, of $8.4 million of charges related to the acquisition and integration of METI, as well as increased revenue and higher operating margins in CAE Healthcare and CAE Mining.

Capital employed increased by $0.6 million over last quarter and by $19.9 million over last year

The increase over last quarter was mainly due to higher intangible assets, partially offset by lower non-cash working capital.

The increase over last year was mainly due to higher intangible assets resulting primarily from the acquisition of Blue Phantom.

6. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital;

  Capital expenditure requirements;

  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.8

6.1 Consolidated cash movements

(amounts in millions)	FY2013	FY2012	Q4-2013	Q3-2013	Q4-2012
Cash provided by operating activities*	$265.8	$305.6	$81.0	$58.5	$97.8
Changes in non-cash working capital	(61.7)	(71.7)	47.3	45.9	24.3
Net cash provided by operating activities	$204.1	$233.9	$128.3	$104.4	$122.1
Maintenance capital expenditures[8]	(34.6)	(48.9)	(2.9)	(8.9)	(8.3)
Other assets	(22.4)	(12.3)	(7.7)	(3.6)	(4.8)
Proceeds from the disposal of property, plant
and equipment	8.9	34.4	1.1	7.8	6.1
Dividends paid	(37.1)	(33.4)	(10.2)	(9.0)	(8.4)
Free cash flow [8]	$118.9	$173.7	$108.6	$90.7	$106.7
Growth capital expenditures [8]	(121.2)	(116.8)	(29.5)	(24.0)	(36.1)
Capitalized development costs	(49.6)	(42.8)	(12.6)	(13.0)	(12.8)
Other cash movements, net	3.0	3.7	1.4	1.1	2.6
Business combinations, net of cash and cash
equivalents acquired	(285.3)	(126.0)	(0.7)	(20.2)	0.1
Joint ventures, net of cash and cash
equivalents acquired	(0.7)	(27.6)	(0.7)	-	-
Effect of foreign exchange rate changes on
cash and cash equivalents	-	1.5	0.3	3.9	-
Net (decrease) increase in cash before
proceeds and repayment of long-term debt	$(334.9)	$(134.3)	$66.8	$38.5	$60.5

* before changes in non-cash working capital

8 Non-GAAP and other financial measures (see Section 3.6).

30	| CAE Annual Report 2013

Management’s Discussion and Analysis

Free cash flow was $108.6 million for the quarter

Free cash flow was $17.9 million higher than last quarter and $1.9 million higher than the fourth quarter of fiscal 2012. Similar to prior years, our free cash flow is at its highest in the last two quarters and at its lowest during the first two quarters of the fiscal year. This trend is expected to continue in fiscal 2014.

Free cash flow was higher compared to last quarter mainly due to an increase in cash provided by operating activities, partially offset by lower proceeds from the disposal of property, plant and equipment.

The increase compared to the fourth quarter of fiscal 2012 was mainly due to favourable changes in non-cash working capital and lower maintenance capital expenditures, partially offset by less cash provided by operating activities, lower proceeds from the disposal of property, plant and equipment and higher other asset expenditures.

Free cash flow was $118.9 million this year

Free cash flow decreased $54.8 million, or 32%, compared to last year.

The decrease in free cash flow was mainly due to less cash provided by operating activities and lower proceeds from the disposal of property, plant and equipment.

Capital expenditures were $32.4 million this quarter and $155.8 million for the year

Growth capital expenditures were $29.5 million this quarter and $121.2 million for the year. We continue to selectively expand our training network to address additional market share and in response to the training demands of our customers. Maintenance capital expenditures were $2.9 million this quarter and $34.6 million for the year.

Business combinations, net of cash and cash equivalents acquired, of $285.3 million for the year

The cash movement resulting from business combinations, net of cash and cash equivalents acquired was mainly due to the acquisition of OAA and Blue Phantom during the year.

6.2 Sources of liquidity

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through these committed bank lines at March 31, 2013 was US$550.0 million (2012 – US$450.0 million) with an option, subject to lender’s consent, to increase to a total amount of US$850.0 million. There was an equivalent of US$68.6 million drawn under the facilities as at March 31, 2013 (2012 – US$13.3million) and US$121.6 million was used for letters of credit (2012 – US$123.7 million). The applicable interest rate on this revolving term credit facility is at our option, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating

Services. Effective June 29, 2012, we amended our revolving unsecured term credit facilities to extend the maturity date from April 2015 to April 2017, and to increase the available facility amount from US$450.0 million to US$550.0 million at more favourable terms.

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$150.0 million. This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As at March 31, 2013, the total outstanding for all these instruments translated into Canadian dollars, was $62.6 million (2012 – $70.1 million).

We have a facility of €30.0 million with a European bank for the issuance of bank guarantees and letters of credit. The amount used principally in support of our European military operations, translated into Canadian dollars, was approximately $9.6 million (2012 – $26.4 million).

We are involved in a program in which we sell undivided interests in certain of our accounts receivable and contracts in progress assets (current financial assets program) to third parties for cash consideration for amounts up to $150.0 million without recourse to CAE. As at March 31, 2013, we sold $88.6 million of accounts receivable (2012 – $81.5 million) and $3.1 million of contracts in progress (2012 – $54.2 million).

In May 2012, we signed a senior unsecured credit facility with a term of two years and used $304.1 million to finance the acquisition of

OAA. The facility bore floating interest rates based on bankers’ acceptance rates or Euribor plus a spread. As at December 31, 2012, the facility was fully repaid with proceeds of the senior unsecured notes issued in December 2012.

In December 2012, pursuant to a private placement, we issued senior unsecured notes of $348.9 million ($125.0 million and

US$225.0 million). Of this amount, $50.0 million bears floating interest rates based on bankers’ acceptance rates plus a spread. The remaining $298.9 million ($75.0 million and US$225.0 million) bear interest at rates ranging from 3.6% to 4.2%. The notes hold maturity dates ranging from December 2019 to December 2027. Of the total proceeds, $209.1 million was used to repay the outstanding balance of the senior unsecured credit facility undertaken in May 2012, with the balance of proceeds used to pay down a portion of the outstanding balance under the revolving unsecured term credit facility.

CAE Annual Report 2013 | 31

Management’s Discussion and Analysis

During fiscal 2013, we exercised repurchase options in the amounts of US$6.9 million and €1.6 million for two simulators previously accounted for as finance leases, resulting in a reduction in our obligations under finance leases.

We have certain debt agreements which require the maintenance of a certain level of capital. As at March 31, 2013, we are compliant with all our financial covenants, except for Hatsoff Helicopter Training Private Limited (Hatsoff), a joint venture in India between CAE and Hindustan Aeronautics Limited, which is in breach of certain covenants and has defaulted on a portion of an interest payment in the amount of US$1.4 million on its debt. As at March 31, 2013, the portion of the non-recourse debt outstanding attributable to our equity stake is $20.8 million and has been reclassified as current on our consolidated statement of financial position. Hatsoff management is in discussion with the financial institution for resolution of the breach and default.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

The following table summarizes the long-term debt:
	As at March 31	As at March 31
(amounts in millions)	2013	2012
Total long-term debt	$1,210.0	$821.6
Less:
Current portion of long-term debt	86.1	113.6
Current portion of finance leases	26.9	22.4
Long-term portion of long-term debt	$1,097.0	$685.6

6.3 Government cost-sharing

We have signed agreements with various governments whereby the latter share in the cost, based on expenditures incurred by the Company, of certain R&D programs for modeling and simulation, visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications, as well as for the new markets of simulation-based training in healthcare and mining.

During fiscal 2009, we announced that we will invest up to $714 million in Project Falcon, an R&D program that will continue over five years. The goal of Project Falcon is to expand our modeling and simulation technologies, develop new ones and increase our capabilities beyond training into other areas of the aerospace and defence market, such as analysis and operations. Concurrently, the Government of Canada agreed to participate in Project Falcon through a repayable investment of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI), which supports strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries (refer to Note 1 and Note 13 of our consolidated financial statements).

During fiscal 2010, we announced that we will invest up to $274 million in Project New Core Markets, an R&D program extending over seven years. The aim is to leverage our modeling, simulation and training services expertise into the new markets of healthcare and mining. The Québec government agreed to participate up to $100 million in contributions related to costs incurred before the end of fiscal 2016.

You will find more details in Note 14 of our consolidated financial statements.

6.4 Contractual obligations

We enter into contractual obligations and commercial commitments in the normal course of our business. These include debentures, notes and others. The table below shows when they mature.

Contractual obligations

As at March 31, 2013
(amounts in millions)	2014	2015	2016	2017	2018	Thereafter	Total
Long-term debt (excluding interest)	$87.5	$39.6	$91.2	$96.0	$43.5	$715.9	$1,073.7
Finance leases (excluding interest)	26.9	22.2	14.6	8.7	8.7	61.4	142.5
Operating leases	56.7	42.7	37.6	34.7	28.9	89.0	289.6
Purchase obligations	12.5	12.5	-	-	-	-	25.0
	$183.6	$117.0	$143.4	$139.4	$81.1	$866.3	$1,530.8

32	| CAE Annual Report 2013

Management’s Discussion and Analysis

We also had total availability under the committed credit facilities of US$359.8 million as at March 31, 2013 compared to US$313.0 million at March 31, 2012.

We have purchase obligations related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at approximate times.

As at March 31, 2013, we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, deferred gains on assets and various other long-term liabilities. Cash obligations on the accrued employee pension liability depends on various elements including market returns, actuarial gains and losses and the interest rate.

We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

7.	CONSOLIDATED FINANCIAL POSITION
7.1	Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2013	2012
Use of capital:
Current assets	$1,333.8	$1,148.1
Less: cash and cash equivalents	(293.2)	(287.3)
Current liabilities	(1,002.8)	(883.4)
Less: current portion of long-term debt	113.0	136.0
Non-cash working capital[9]	$150.8	$113.4
Property, plant and equipment	1,498.6	1,293.7
Other long-term assets	1,046.3	741.9
Other long-term liabilities	(644.4)	(572.5)
Total capital employed	$2,051.3	$1,576.5
Source of capital:
Current portion of long-term debt	$113.0	$136.0
Long-term debt	1,097.0	685.6
Less: cash and cash equivalents	(293.2)	(287.3)
Net debt[9]	$916.8	$534.3
Equity attributable to equity holders of the Company	1,102.7	1,021.9
Non-controlling interests	31.8	20.3
Source of capital	$2,051.3	$1,576.5

Capital employed increased $474.8 million, or 30%, over last year

The increase was mainly due to higher intangible assets as a result of the acquisition of OAA and Blue Phantom and increases in property, plant and equipment. The increase was partially offset by an increase in other long-term liabilities.

Our return on capital employed9 (ROCE) was 9.9% this year compared to 15.0% for last year. The decrease was mainly due to lower net earnings due to restructuring, integration and acquisition costs incurred in the year and higher capital employed from the acquisition of OAA.

Non-cash working capital increased by $37.4 million9

The increase was mainly due to higher accounts receivable, income taxes recoverable and inventories, partially offset by an increase in accounts payable and accrued liabilities and provisions.

Net property, plant and equipment up $204.9 million

The increase was mainly due to $155.8 million of capital expenditures and $151.0 million related to the acquisition of OAA, partially offset by depreciation of $107.6 million.

9 Non-GAAP and other financial measures (see Section 3.6).

CAE Annual Report 2013 | 33

Management’s Discussion and Analysis

Other long-term assets up $304.4 million

The increase was mainly due to higher intangible assets resulting from the acquisition of OAA of $213.7 million and Blue Phantom of $19.7 million.

Net debt higher than last year

The increase was mainly due to the issuance of senior unsecured notes of $125.0 million and US$225.0 million by way of a private placement during the year.

Change in net debt

(amounts in millions)	FY2013	FY2012
Net debt, beginning of period	$534.3	$383.8
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	334.9	134.3
Effect of foreign exchange rate changes on long-term debt	12.7	7.8
Other	34.9	8.4
Increase in net debt during the period	$382.5	$150.5
Net debt, end of period	$916.8	$534.3

Adjusted net debt10 higher than last year10

The increase was mainly due to a higher net debt resulting from the issuance of senior unsecured notes of $125.0 million and US$225.0 million by way of a private placement mostly to finance the acquisitions of OAA and Blue Phantom during the year.

Adjusted net debt
		As at March 31	As at March 31
(amounts in millions)		2013	2012
Current portion of long-term debt		$113.0	$136.0
Long-term debt		1,097.0	685.6
Less:	Cash and cash equivalents	(293.2)	(287.3)
Less:	Obligations under finance leases	(142.5)	(142.9)
Adjusted net debt		$774.3	$391.4

Total equity increased by $92.3 million this year

The increase in equity was mainly due to net earnings of $142.4 million, partially offset by dividends of $37.1 million and a defined benefit plan actuarial loss adjustment of $22.5 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 259,979,059 common shares issued and outstanding as at March 31, 2013 with total share capital of $471.7 million.

As at April 30, 2013, we had a total of 259,979,059 common shares issued and outstanding.

Dividend policy

We paid a dividend of $0.04 per share in the first quarter and $0.05 per share for each of the other quarters of fiscal 2013. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy once a year based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to declare dividends of approximately $52.0 million in fiscal 2014 based on our current dividend policy and the number of common shares outstanding as at March 31, 2013.

10 Non-GAAP and other financial measures (see Section 3.6).

34	| CAE Annual Report 2013

Management’s Discussion and Analysis

Guarantees

We issued letters of credit and performance guarantees for $113.2 million in the normal course of business this year which are not recognized in the consolidated statement of financial position, compared to $127.7 million last fiscal year. The amount was lower this year due to a decrease in advance payment obligations.

Pension obligations

We maintain defined benefit and defined contribution pension plans. We expect to contribute approximately $8.1 million more than the annual required contribution for current services to satisfy a portion of the underfunded liability of the defined benefit pension plan. Contributions necessary to fund our pension obligations have been increasing mainly as a result of modest long-term bond returns, market performance and a change in the mortality assumptions used.

7.2 Off balance sheet arrangements

Although most of our sale and leaseback transactions entered into as part of our TS/C operations are classified as finance leases and their obligations are included in the consolidated statement of financial position, certain sale and leaseback transactions are classified as operating leases and are off balance sheet obligations.

Most of our current off balance sheet obligations are from obligations related to operating leases from:

  The operation of a training centre for the MSH project with the U.K. Ministry of Defence to provide simulation training services. The operating lease commitments are between the operating company, which has the service agreement with the U.K. Ministry of Defence, and the asset company, which owns the assets. These leases are non-recourse to us;

  Certain buildings that are leased throughout our training network and production facilities in the normal course of business;

  Certain FFSs that are leased throughout our training network in the normal course of business.

You can find more details about operating lease commitments in Note 28 to the consolidated financial statements.

In the normal course of business, we are involved in a program in which we sell undivided interests in certain of our accounts receivable and contracts in progress assets (current financial assets program) to third parties for cash consideration for amounts up to $150.0 million without recourse to CAE. We continue to act as a collection agent. These transactions are accounted for when we have considered to have surrendered control over the transferred accounts receivable and contracts in progress assets. Certain contracts in progress assets sold through the program are not eligible for de-recognition and the cash consideration received for these assets is classified in the current portion of long-term debt. As at March 31, 2013, $88.6 million (2012 – $81.5 million) and $3.1 million (2012 – $54.2 million) of specific accounts receivable and contracts in progress assets respectively were sold to financial institutions pursuant to these agreements.

7.3 Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward and swap contracts to manage our exposure to fluctuations in foreign exchange rates, interest rates and changes in share price which have an effect on our share-based payments costs. We also continually assess whether the derivatives we use in hedging transactions are effective in offsetting changes in fair value or cash flows of hedged items. We enter into these transactions to reduce our exposure to risk and volatility, and not for speculative reasons. We only deal with highly rated counterparties.

Classification of financial instruments

We have made the following classifications for our financial instruments:

  Cash and cash equivalents, restricted cash and all derivative instruments, except for derivatives designated as effective hedging instruments, are classified as fair value through profit and loss (FVTPL);

  Accounts receivable, contracts in progress, non-current receivables and advances are classified as loans and receivables, except for those that we intend to sell immediately or in the near term, which are classified as FVTPL;

  A portfolio investment is classified as available-for-sale;

  Accounts payable and accrued liabilities and long-term debt, including interest payable, as well as finance lease obligations, are classified as other financial liabilities, all of which are measured at amortized cost using the effective interest rate method.

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and the fair values of our own credit risk have been taken into account in estimating the fair value of all financial assets and financial liabilities, including derivatives.

CAE Annual Report 2013 | 35

Management’s Discussion and Analysis

We used the following assumptions and valuation methodologies to estimate the fair value of financial instruments:

  The fair value of accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

  The fair value of finance lease obligations are estimated using the discounted cash flow method;

  The fair value of long-term debt, non-current obligations and non-current receivables, including advances, are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

  The fair value of derivative instruments, including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract, are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate, adjusted for CAE’s and the counterparty’s credit risk. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the reporting date;

  The fair value of the available-for-sale investment which does not have a readily available market value, but for which fair value can be reliably measured, is estimated using a discounted cash flow model which includes some assumptions that are not supportable by observable market prices or rates.

A description of the fair value hierarchy is discussed in Note 30 of our consolidated financial statements.

Financial risk management

Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters approved by the board of directors. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position.

Embedded derivatives are recorded at fair value separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract. We may enter into freestanding derivative instruments which are not eligible for hedge accounting, to offset the foreign exchange exposure of embedded foreign currency derivatives. In such circumstances, both derivatives are carried at fair value at each statement of financial position date with the change in fair value recorded in consolidated net income.

Our policy is not to utilize any derivative financial instruments for trading or speculative purposes. We may choose to designate derivative instruments, either freestanding or embedded, as hedging items. This process consists of matching derivative hedging instruments to specific assets and liabilities or to specific firm commitments or forecasted transactions. To some extent, we use non-derivative financial liabilities to hedge foreign currency exchange rate risk exposures.

Credit risk

Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets.

Credit risks arising from our normal commercial activities are managed in regards to customer credit risk. An allowance for doubtful accounts is established when there is a reasonable expectation that we will not be able to collect all amounts due according to the original terms of the receivables (see Note 5 of the consolidated financial statements). When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are recognized in income.

Our customers are primarily established companies with publicly available credit ratings and government agencies, which facilitates risk monitoring. In addition, we typically receive substantial non-refundable advance payments for construction contracts. We closely monitor our exposure to major airlines in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are not concentrated with specific customers but are held from a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable and contracts in progress assets to third-party financial institutions for cash consideration on a non-recourse basis (current financial assets program). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are in place with a diverse group of major North American and European financial institutions.

36	| CAE Annual Report 2013

Management’s Discussion and Analysis

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality (mainly A-rated or better). We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the majority of counterparties with whom we trade derivative financial instruments. These agreements make it possible to apply full netting when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 5 and Note 30 of the consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our cash obligations as they become due.

We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off balance sheet obligations. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. In managing our liquidity risk, we have access to a revolving unsecured credit facility of US$550.0 million, with an option, subject to the lender’s consent, to increase to a total amount of up to US$850.0 million. As well, we have agreements to sell certain of our accounts receivable and contracts in progress assets for an amount of up to $150.0 million (current financial assets program). We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk

Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

Foreign currency risk

Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as exposure on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar, euro and British pound). In addition, these operations have exposure to foreign exchange rates primarily through cash and cash equivalents and other working capital elements denominated in currencies other than their functional currencies.

We also mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies and to synthetically modify the currency of exposure of certain financial position items. These transactions include forecasted transactions and firm commitments denominated in foreign currencies. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Foreign currency risk sensitivity analysis

Foreign currency risk arises on financial instruments that are denominated in a foreign currency. Assuming a reasonably possible strengthening of 5% in the U.S. dollar, euro and British pound currency against the Canadian dollar as at March 31, 2013, and assuming all other variables remained constant, the pre-tax effects on net income would have been a negative net adjustment of $1.3 million (2012 – negative net adjustment of $1.0 million) and a negative net adjustment of $24.9 million (2012 – negative net adjustment of $24.5 million) on other comprehensive income (OCI). A reasonably possible weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax income and OCI.

Interest rate risk

Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long-term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We also have a floating rate debt through our revolving unsecured term credit facility and other asset-specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to synthetically convert interest rate exposures are mainly interest rate swap agreements.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 81% fixed-rate and 19% floating-rate at the end of this year (2012 – 77% fixed rate and 23% floating rate).

CAE Annual Report 2013 | 37

Management’s Discussion and Analysis

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements. As a result, the changes in variable interest rates do not have a significant impact on net income and OCI.

Interest rate risk sensitivity analysis

In fiscal 2013 and fiscal 2012, a 1% increase/decrease in interest rates would not have a significant impact on our net income and OCI assuming all other variables remained constant.

Share-based payments cost

We have entered into equity swap agreements with a major Canadian financial institution to reduce our cash and income exposure to fluctuations in our share price relating to the Deferred Share Unit (DSU) and Long-Term Incentive Deferred Share Unit (LTI-DSU) programs. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institution for the institution’s cost of funds and any share price depreciation. The net effect of the equity swaps partly offset movements in our share price impacting the cost of the DSU and LTI-DSU programs and is reset quarterly. As at March 31, 2013, the equity swap agreements covered 2,706,816 of our common shares (2012 – 2,500,000).

Hedge of net investments in foreign operations

As at March 31, 2013, we have designated a portion of our senior notes totalling US$417.8 million (2012 – US$192.8 million) and a portion of the sale lease back obligation totalling US$17.9 million (2012 – US$19.7 million) as a hedge of net investments in foreign operations. Gains or losses on the translation of the designated portion of our senior notes are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of foreign operations.

We have determined that there is no concentration of risks arising from financial instruments and estimated that the information disclosed above is representative of our exposure to risk during the period.

Refer to the Consolidated Statements of Comprehensive Income for the total amount of the change in fair value of financial instruments designated as cash flow hedges recognized in income for the period and total amount of gains and losses recognized in OCI and to Note 30 of the consolidated financial statements for the classification of financial instruments.

8. BUSINESS COMBINATIONS

Fiscal 2013 acquisitions

During fiscal 2013, we entered into two business combination transactions for a total purchase consideration of $304.0 million.

An amount of $6.0 million of acquisition-related costs was included in restructuring, integration and acquisition costs in the consolidated income statement for the year ended March 31, 2013.

Oxford Aviation Academy Luxembourg S.à r.l.

In May 2012, we acquired 100% of the shares of Oxford Aviation Academy Luxembourg S.à r.l. (OAA), a provider of aviation training and crew sourcing services. This acquisition strengthens our leadership and global reach in civil aviation training by increasing our training centre footprint, growing our flight academy network and extending our portfolio aviation training solutions and aircraft crew sourcing services.

The determination of the fair value for the above acquisition of the net identifiable assets acquired and liabilities assumed is included in the following table. The fair value of the acquired identifiable intangible assets is $71.3 million (including trade names and customer relationships) and goodwill is $142.4 million. The goodwill arising from the acquisition of OAA is attributable to the advantages gained, which include:

  Synergies from combining our operations and OAA’s operations;

  Broadening of our portfolio by extending into pilot and maintenance crew sourcing via Parc Aviation;

  An experienced workforce with subject matter expertise.

The fair value of the acquired accounts receivable was $28.2 million. Gross contractual amounts receivable amount to $29.6 million, of which $1.4 million has been provisioned in the allowance for doubtful accounts.

The revenue and segment operating income included in the consolidated income statement from OAA since the acquisition date is $245.1 million and $12.7 million respectively. Had OAA been consolidated from April 1, 2012, the consolidated income statement would have shown additional revenue and segment operating income from OAA of $39.0 million and $0.9 million respectively. These pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by CAE. The amounts are provided as supplemental information and are not indicative of our future performance.

38	| CAE Annual Report 2013

Management’s Discussion and Analysis

Advanced Medical Technologies, LLC (Blue PhantomTM)

In November 2012, we acquired Advanced Medical Technologies, LLC (Blue Phantom) which specializes in the design, development and sales of hands-on training models for ultrasound simulation training. This acquisition enables us to expand our healthcare simulation business by integrating tissue-based simulation into our product offerings as well as enhancing our human patient simulators and our line of computer based ultrasound simulators.

The determination of the fair value for the above acquisition of the net identifiable assets acquired and liabilities assumed is included in the following table. The fair value of the acquired identifiable intangible assets is $10.0 million (including trade name, technology, intellectual property and customer relationships) and goodwill is $9.7 million. The goodwill arising from the acquisition of Blue Phantom is attributable to the advantages gained, which include:

  Expansion of our healthcare product line by integrating tissue-based simulation into our product offerings;

  Projected future growth of the Blue Phantom product line.

The fair value and the gross contractual amounts of the acquired accounts receivable was $1.1 million.

The revenue and segment operating income included in the consolidated income statement from Blue Phantom since the acquisition date is $2.1 million and $1.4 million respectively. Had Blue Phantom been consolidated from April 1, 2012, the consolidated income statement would have shown additional revenue and segment operating income of $4.2 million and $2.9 million respectively. These pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by CAE. The amounts are provided as supplemental information and are not indicative of our future performance.

Other

Adjustments to the determination of net identifiable assets acquired and liabilities assumed for fiscal 2012 acquisitions was also completed during the period which included a net decrease to goodwill of $2.3 million and a net increase to intangible assets of $2.8 million.

Net assets acquired and liabilities assumed arising from the acquisitions are as follows:

As at March 31			Total	Total
(amounts in millions)	OAA	Other	2013	2012
Current assets (1)	$35.9	$1.1	$37.0	$17.8
Current liabilities	(90.4)	(0.1)	(90.5)	(19.7)
Property, plant and equipment	151.0	0.1	151.1	3.3
Other assets	-	-	-	20.6
Intangible assets	71.3	10.0	81.3	39.7
Goodwill (2)	142.4	9.7	152.1	99.1
Deferred income taxes	(7.5)	-	(7.5)	(8.1)
Long-term debt	(16.1)	-	(16.1)	-
Non-current liabilities	(18.1)	-	(18.1)	(26.1)
Fair value of the net assets acquired, excluding cash position
at acquisition	$268.5	$20.8	$289.3	$126.6
Cash and cash equivalents in subsidiary acquired	14.6	0.1	14.7	4.8
Total purchase consideration (3)	$283.1	$20.9	$304.0	$131.4
Purchase price payable	(3.8)	(0.9)	(4.7)	(0.3)
Other	-	-	-	(0.3)
Total purchase consideration settled in cash	$279.3	$20.0	$299.3	$130.8
Additional consideration related to previous fiscal year's acquisitions	-	0.7	0.7	-
Total cash consideration	$279.3	$20.7	$300.0	$130.8

(1) Excluding cash on hand

(2) The goodwill includes $9.7 million that is deductible for tax purposes.

(3) Total purchase consideration in relation to OAA acquisition includes an amount of $279.3 million paid to former OAA shareholders to repay debt.

The net assets, including goodwill, of OAA are included in the Training & Services/Civil segment. The net assets, including goodwill, of Blue Phantom are included in the New Core Markets segment.

CAE Annual Report 2013 | 39

Management’s Discussion and Analysis

9. BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss the principal risks facing our business, particularly during the annual strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Management attempts to mitigate risks that may affect our future performance through a process of identifying, assessing, reporting and managing risks that are significant from a corporate perspective.

9.1 Risks relating to the industry

Competition

We sell our simulation equipment and training services in highly competitive markets. New entrants have emerged in recent years and the competitive environment has intensified as aerospace and defence companies position themselves to try to take greater market share by consolidating existing civil simulation companies and by developing their own internal capabilities. Most recently, Lockheed Martin and L-3 Communications have both acquired commercial aircraft simulator competitors. Most of our competitors in the simulation and training markets are also involved in other large segments of the aerospace and defence complex beyond simulation and training. As such, several of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with, or are important suppliers to, aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations. In particular, we face competition from Boeing, which has pricing and other competitive advantages over us. Boeing has a licencing model for Boeing civil aircraft simulators which includes a requirement for simulator manufacturers and service training operators to pay Boeing a royalty to manufacture, update or upgrade a simulator, and to provide training services on Boeing simulators.

Certain OEMs have expressed interest in deepening their services offered to their customers for training services. OEMs have certain advantages in competing with independent training service providers. An OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn is a critical capital cost for any simulation-based training service provider. Some OEMs may be in a position to demand licence royalties to permit the manufacturing of simulators based on the OEM’s aircraft, and/or to permit any training on such simulators. CAE also has some advantages, including being a simulator manufacturer, sometimes being able to replicate aircraft without data, parts and equipment packages from an OEM, and owning a diversified training network that includes joint ventures with large airline operators which are aircraft customers for some OEMs. We work with some OEMs on business opportunities related to equipment and training services.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past.

Economic growth underlies the demand for all of our products and services. Periods of economic recession, constrained credit, and or government austerity generally lead to heightened competition for each available order. This in turn typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

Level and timing of defence spending

A significant portion of our revenue comes from sales to military customers around the world. We are either the primary contractor or a subcontractor for various programs by Canadian, U.S., European, and other foreign governments. If funding for a government program is cut, we could lose future revenue, which could have a negative effect on our operations. When countries we have contracts with significantly lower their military spending, there could be a material negative effect on our sales and earnings. We have experienced the impact of lower military spending over the past year in some countries, such as Germany, and this has affected our revenue and profitability. We are also experiencing longer and delayed procurement processes in mature markets, such as the U.S., Canada and Europe, which impacts the timing of contract awards and results in delayed recognition of revenue.

Government-funded military programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. As a result, we may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

If jet fuel prices attain high levels for a sustained period, there could be a greater impetus for airlines to replace older, less fuel-efficient aircraft. However, higher fuel costs could also limit the airlines’ available financial resources, and could potentially cause deliveries of new aircraft to be delayed or cancelled. Airlines may slow capacity growth or cut capacity should sustained high fuel costs make the availability of such capacity not economically viable. Such a reaction would negatively affect the demand for our training equipment and services.

40	| CAE Annual Report 2013

Management’s Discussion and Analysis

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products.

We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of certain customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. Federal Aviation Administration, could mean we have to make unplanned modifications to our products and services, causing delays or resulting in cancelled sales. We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals and compliance

The sale or licence of many of our products is subject to regulatory controls. These can prevent us from selling to certain countries, or to certain entities or people in a country, and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as military related simulators or other training equipment, including military data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or licence certain products to customers, which could cause a potential loss of revenue for us.

If we fail to comply with government laws and regulations related to export controls and national security requirements, we could be fined and/or suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability, and could have a negative effect on our reputation and ability to procure other government contracts in the future.

9.2 Risks relating to the Company

Product evolution

The civil aviation and military markets in which we operate are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to bring on new customers. This could reduce our revenue. The evolution of the technology could also have an impact on the value of our fleet of FFSs.

Research and development activities

We carry out some of our R&D initiatives with the financial support of governments, including the Government of Québec through Investissements Québec (IQ) and the Government of Canada through SADI. We may not, in the future, be able to replace these existing programs with other government risk-sharing programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

We receive investment tax credits on eligible R&D activities that we undertake in Canada from the federal government and investment tax credits on eligible R&D activities that we undertake in Québec from the provincial government. The credits we receive are based on federal and provincial legislation currently enacted. The investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and research and development activities.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that run up to 20 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

Procurement and OEMs encroachment

We secure data, parts, equipment and many other inputs from a wide variety of OEMs, sub-contractors and other sources. We are not always able to find two or more sources for inputs we need, and in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture a simulator based on an OEM’s aircraft.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

CAE Annual Report 2013 | 41

Management’s Discussion and Analysis

Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Protection of intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements and licences, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries.

Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

Certain markets in which we operate, including without limitation the healthcare market, are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products may be constrained by third party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk.

Labour relations

Approximately 550 of our employees are represented by a union and are covered by a collective bargaining agreement which will be up for renewal in the first quarter of fiscal 2014. Renegotiations of the collective bargaining agreement could result in work disruptions including work stoppages or work slowdowns. Should a work stoppage occur, it could interrupt our manufacturing operations in Canada, which could have a negative impact on our simulation product segments and could adversely affect service to our customers and our financial performance.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

  Accidents or disasters involving training equipment we have sold or aircraft for which we have provided training equipment or services;

  Our pilot provisioning;

  Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services that our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Integration of acquired businesses

The success of our acquisitions depends on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the acquired businesses into our existing operations.

42	| CAE Annual Report 2013

Management’s Discussion and Analysis

Our ability to penetrate new markets

We are attempting to leverage our knowledge, experience and best practices in simulation-based aviation training and optimization to penetrate the new markets of simulation-based training in healthcare and mining.

As we enter these new markets, unforeseen difficulties and expenditures could arise, which may have an adverse effect on our operations, profitability and reputation. Penetrating new markets is inherently more difficult than managing within our already established core markets. The risks associated with entering new markets are greater; however, we believe there is potential for the Company to develop material revenues in these new business areas over the long term.

Enterprise resource planning (ERP)

We have achieved an important milestone in fiscal 2013 with the successful implementation of the Canadian manufacturing portion of the planned ERP deployment. As we continue deploying the ERP system, if the system does not operate as expected or when expected, it may be difficult for us to claim compensation or correction from any third party. We may not be able to realize the expected value of the system and this may have a negative effect on our operations, profitability and reputation.

Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for military applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a quarter that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Reliance on technology

We depend on information technology networks and systems to process, transmit and store electronic data and financial information, to manage business operations and to comply with regulatory, legal, national security, contractual and tax requirements. In addition, our business requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs and national defence forces. An information technology system failure or breach of data security could disrupt our operations, cause the loss of business information, compromise confidential information, require significant management attention and resources and could have a material adverse effect on our operations, reputation and financial performance. We have in place security controls, policy enforcement mechanisms and monitoring systems in order to address potential threats.

9.3 Risks relating to the market

Foreign exchange

Our operations are global with nearly 90% of our revenue generated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is divided approximately one-third in each of the U.S, Europe and the rest of the world.

Our Canadian operations generate approximately 34% of our revenues with a large portion of our operating costs in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs and our competitive position compared to other equipment manufacturers in jurisdictions where operating costs are lower. We have various hedging programs to partially offset this exposure. However, our currency hedging activities do not entirely mitigate foreign exchange risk and provide only short-term offsetting benefits.

Business conducted through our foreign operations, mainly Military and Civil training and services, are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, we face unhedged currency translation exposure with these operations since we consolidate results in Canadian dollars for financial reporting purposes.

Devaluation of foreign currencies against the Canadian dollar, for example volatility in the Euro currency as a result of European economic austerity measures and credit market conditions, would have a negative translation impact.

Availability of capital

Our main credit facility, which was refinanced in June 2012, is scheduled for renewal in April 2017. We cannot determine at this time whether the credit facility will be renewed at the same cost, for the same duration and on similar terms as were previously available.

We also have various debt facilities with maturities until March 2036. We cannot determine at this time whether these facilities will be refinanced at the same cost, for the same durations and on similar terms as were previously available.

Pension plans

Pension funding is based on actuarial estimates and is subject to limitations under applicable income tax and other regulations. Actuarial estimates prepared during the year were based on assumptions related to projected employee compensation levels at the time of retirement and the anticipated long-term rate of return on pension plan assets. The actuarial funding valuation reports determine the amount of cash contributions that we are required to contribute into the registered retirement plans. Our latest pension funding reports show the pension plans to be in a solvency deficit position. Therefore, we are required to make cash funding contributions. If this reduced level of pension fund assets persists to the date of the next funding valuations, we will be required to increase our cash funding contributions, reducing the availability of such funds for other corporate purposes.

CAE Annual Report 2013 | 43

Management’s Discussion and Analysis

Doing business in foreign countries

We have operations in approximately 30 countries and sell our products and services to customers around the world. Sales to customers outside North America made up approximately 60% of revenue in fiscal 2013. We expect sales outside North America to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally.

These are the main risks we are facing:

  Change in laws and regulations;

  Tariffs, embargoes, controls and other restrictions;

  General changes in economic and geopolitical conditions;

  Complexity and risks of using foreign representatives and consultants.

10. RELATED PARTY TRANSACTIONS

A list of principal investments which significantly impact our results or assets is presented in Note 33 of our consolidated statements.

The following table presents our outstanding balances with joint ventures that are attributable to the interest of the other venturers specifically:

(amounts in millions)	2013	2012
Accounts receivable	$12.4	$23.4
Contracts in progress: assets	20.8	18.1
Other assets	9.4	10.0
Accounts payable and accrued liabilities	12.6	5.4
Contracts in progress: liabilities	4.8	6.2

The following table presents our transactions with joint ventures that are attributable to the interest of the other venturers specifically:

(amounts in millions)	2013	2012
Revenue from products and services	$63.3	$57.6
Purchases of products and services, and other	6.0	6.7
Other income transactions	0.5	9.8

Other assets include an obligation under finance leases from a related party maturing in October 2022 and carrying an interest rate of 5.14% per annum. There are no provisions held against any of the receivables from related parties as at March 31, 2013 (2012 t nil).

In addition, during fiscal 2013, transactions amounting to $4.3 million (2012 t $2.1 million) were made, at normal market prices, with organizations of which some of our directors are partners or officers.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

(amounts in millions)	2013	2012
Salaries and other short-term employee benefits	$4.0	$4.9
Post-employment benefits	2.0	1.3
Termination benefits	-	1.5
Share-based payments	2.4	2.5
	$8.4	$10.2

44	| CAE Annual Report 2013

Management’s Discussion and Analysis

11.	CHANGES IN ACCOUNTING POLICIES
11.1	New and amended standard adopted – fiscal 2013

Financial instruments

In October 2010, the International Accounting Standards Board (IASB) amended IFRS 7, Financial Instruments: Disclosures. IFRS 7 was amended to require quantitative and qualitative disclosures for transfers of financial assets where the transferred assets are not derecognized in their entirety or the transferor retains continuing managerial involvement. If a substantial portion of the total amount of the transfer activity occurs in the closing days of a reporting period, the amendment also requires disclosure of supplementary information. These amendments are effective for annual periods beginning on or after July 1, 2011. We adopted these amendments during fiscal 2013. We sell certain of our accounts receivable and contracts in progress: assets through our current financial asset program. These transferred financial assets are derecognized in their entirety as we do not retain continuing managerial involvement. Therefore, the amendments to IFRS 7 did not impact our disclosure.

11.2 New standards not yet adopted

Joint arrangements

In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13,

Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting for joint arrangements by requiring the equity method to account for interest in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. We currently use proportionate consolidation to account for interests in joint ventures, but will apply the equity method under IFRS 11 beginning April 1st, 2013.

Under the equity method, our share of net assets, net income and OCI of joint ventures will be presented as one-line items on the statement of financial position, the statement of income and the statement of comprehensive income, respectively. We assessed that the classification of our joint arrangements will remain the same upon adoption of IFRS 11. When making this assessment, we considered the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances.

Employee benefits

In June 2011, the IASB amended IAS 19, Employee Benefit. IAS 19 was amended to require the calculation of a net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation and to expand the disclosure requirements. These amendments are effective for years beginning on or after January 1, 2013. As a result we will determine a net interest income (expense) on the net defined benefit asset (liability) which will be presented as part of the finance expense or income. The net interest on the defined benefit obligation liability or asset will replace the interest cost on the defined benefit obligation and the expected return on plan assets.

Consolidation

In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. IFRS 10 is effective for annual periods beginning on or after January 1st, 2013. We assessed that the adoption of IFRS 10 on April 1st, 2013 will not result in any change in the consolidation status of our subsidiaries.

Disclosure of interests in other entities

In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests in its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The new disclosures pursuant to IFRS 12 will be included in our consolidated financial statements in fiscal 2014.

Fair value measurement

In May 2011, the IASB released IFRS 13, Fair Value Measurement. IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The standard is effective for annual periods beginning on or after January 1, 2013. We are currently evaluating the impact of the standard on our consolidated financial statements.

Financial statement presentation

In June 2011, the IASB amended IAS 1, Financial Statement Presentation, to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to income in the future. The amendments are effective for annual periods beginning on or after July 1, 2012. The new OCI requirements will be presented in our consolidated other comprehensive income statement in fiscal 2014.

CAE Annual Report 2013 | 45

Management’s Discussion and Analysis

Property, plant and equipment

In the 2011 Annual Improvements, the IASB amended IAS 16, Property, Plant and Equipment, to clarify when certain assets are property, plant and equipment or inventory. This amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory. The 2011 annual improvement amendment removes the requirement for spare parts and servicing equipment used only in connection with an item of property, plant and equipment to be classified as property, plant and equipment. This annual improvement is effective for annual periods beginning on or after January 1, 2013. We are currently evaluating the impact of the standard on our consolidated financial statements.

Financial instruments

In November 2009, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. It addresses classification and measurement of financial assets and liabilities. IFRS 9 replaces the multiple category and measurement models of IAS 39 for debt instruments with a new mixed measurement model having two categories: amortized cost and fair value through profit or loss. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, the portion of the changes in fair value related to our own credit risk must be presented in OCI rather than in income. IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. We are currently evaluating the impact of the standard on our consolidated financial statements.

The following tables summarize the adjustments to our consolidated statement of financial position as at April 1, 2012 and March 31, 2013, our consolidated statements of net income, comprehensive income and cash flows for the year end March 31, 2013 as a result of the future changes in accounting policies applicable in fiscal 2014:

Summary reconciliation of financial position

		IFRS 11	IAS 19	March 31, 2013		IFRS 11	IAS 19	April 1, 2012
(amounts in millions)	March 31, 2013	Adjustment	Adjustment	Amended	April 1, 2012	Adjustment	Adjustment	Amended
Assets
Cash and cash equivalents	$293.2	$(33.2)	$-	$260.0	$287.3	$(32.6)	$-	$254.7
Total current assets, excluding
cash and cash equivalent	1,040.6	7.0	-	1,047.6	860.8	0.1	-	860.9
Property, plant and equipment	1,498.6	(355.8)	-	1,142.8	1,293.7	(300.5)	-	993.2
Investment in equity
accounted investees	-	196.9	-	196.9	-	172.9	-	172.9
Other non-current assets	1,046.3	(2.3)	-	1,044.0	741.9	5.3	-	747.2
Total assets	$3,878.7	$(187.4)	$-	$3,691.3	$3,183.7	$(154.8)	$-	$3,028.9
Liabilities and equity
Total current liabilities	$1,002.8	$(96.4)	$-	$906.4	$883.4	$(57.6)	$-	$825.8
Provisions	8.3	(0.4)	-	7.9	6.0	(0.5)	-	5.5
Long-term debt	1,097.0	(94.2)	-	1,002.8	685.6	(97.2)	-	588.4
Royalty obligations	160.6	-	-	160.6	161.6	-	-	161.6
Employee benefits obligations	136.1	-	-	136.1	114.2	-	0.1	114.3
Other non-current liabilities	339.4	(8.3)	-	331.1	290.7	(8.8)	-	281.9
Total liabilities	$2,744.2	$(199.3)	$-	$2,544.9	$2,141.5	$(164.1)	$0.1	$1,977.5
Equity
Share capital	$471.7	$-	$-	$471.7	$454.5	$-	$-	$454.5
Contributed surplus	21.9	-	-	21.9	19.2	-	-	19.2
Accumulated other
comprehensive loss	(16.6)	4.6	-	(12.0)	(9.8)	3.8	-	(6.0)
Retained earnings	625.7	7.3	-	633.0	558.0	5.5	(0.1)	563.4
Equity attributable to equity
holders of the Company	$1,102.7	$11.9	$-	$1,114.6	$1,021.9	$9.3	$(0.1)	$1,031.1
Non-controlling interests	31.8	-	-	31.8	20.3	-	-	20.3
Total equity	$1,134.5	$11.9	$-	$1,146.4	$1,042.2	$9.3	$(0.1)	$1,051.4
Total liabilities and equity	$3,878.7	$(187.4)	$-	$3,691.3	$3,183.7	$(154.8)	$-	$3,028.9

46	| CAE Annual Report 2013

		Management’s Discussion and Analysis

Reconciliation of net income

Year ended March 31, 2013	As currently	IFRS 11	IAS 19
(amounts in millions, except per share amounts)	reported	Adjustment	Adjustment	Amended
Revenue	$2,104.5	$(69.3)	$-	$2,035.2
Cost of sales	1,482.8	(31.8)	(0.6)	1,450.4
Gross profit	$621.7	$(37.5)	$0.6	$584.8
Research and development expenses	60.6	(0.5)	-	60.1
Selling, general and administrative expenses	269.9	(5.6)	0.2	264.5
Other gains – net	(23.4)	1.0	-	(22.4)
After tax share in profit of equity accounted investees	-	(20.1)	-	(20.1)
Restructuring, integration and acquisition costs	68.9	(0.2)	-	68.7
Operating profit	$245.7	$(12.1)	$0.4	$234.0
Finance income	(7.3)	(2.1)	-	(9.4)
Finance expense	75.5	(6.1)	5.1	74.5
Finance expense – net	$68.2	$(8.2)	$5.1	$65.1
Earnings before income taxes	$177.5	$(3.9)	$(4.7)	$168.9
Income tax expense	35.1	(5.7)	(1.2)	28.2
Net income	$142.4	$1.8	$(3.5)	$140.7
Attributable to:
Equity holders of the Company	$139.4	$1.8	$(3.5)	$137.7
Non-controlling interests	3.0	-	-	3.0
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	$0.54	$-	$(0.01)	$0.53
Weighted average number of
shares outstanding (basic)	259.0	-	-	259.0
Weighted average number of
shares outstanding (diluted)	259.4	-	-	259.4

Summary reconciliation of comprehensive income

Year ended March 31, 2013	As currently	IFRS 11	IAS 19
(amounts in millions)	reported	Adjustment	Adjustment	Amended
Net income	$142.4	$1.8	$(3.5)	$140.7
Foreign currency translation	$2.5	$-	$-	$2.5
Net changes in cash flow hedge	(9.2)	0.8	-	(8.4)
Defined benefit plan actuarial losses	(22.5)	-	3.6	(18.9)
Other comprehensive loss	$(29.2)	$0.8	$3.6	$(24.8)
Total comprehensive income	$113.2	$2.6	$0.1	$115.9
Attributable to:
Equity holders of the Company	$110.1	$2.6	$0.1	$112.8
Non-controlling interests	3.1	-	-	3.1
	$113.2	$2.6	$0.1	$115.9

Summary reconciliation of statement of cash flows

Year ended March 31, 2013	As currently	IFRS 11	IAS 19
(amounts in millions)	reported	Adjustment	Adjustment	Amended
Cash provided by operating activities	$204.1	$(49.6)	$-	$154.5
Cash used in investing activities	(504.9)	71.2	-	(433.7)
Cash provided by financing activities	306.7	(22.2)	-	284.5

CAE Annual Report 2013 | 47

Management’s Discussion and Analysis

11.3 Use of judgements, estimates and assumptions

The preparation of the consolidated financial statements requires our management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. We also require management to exercise its judgement in applying our accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. We report changes to our estimates in the period in which they are identified.

Business combinations

Business combinations are accounted for in accordance with the acquisition method; thus, on the date that control is obtained. The acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and any changes in the discount rate applied.

Development costs

Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets

Our impairment test for goodwill is based on fair value less costs to sell calculations and uses valuation models such as the discounted cash flows model. The cash flows are derived from the projections approved by management for the next five years. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the five-year period are extrapolated using estimated growth rates. Key assumptions which management has based its determination of fair value less costs to sell include estimated growth rates, post-tax discount rates and tax rates. The post-tax discount rates were derived from the respective cash generating units’ representative weighted average cost of capital which range from 7.5% to 9.5%. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Revenue recognition

We use the percentage-of-completion method in accounting for our fixed-price contracts to deliver services and manufacture products. Use of the percentage-of-completion method requires us to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenues and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and earnings estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans

The cost of defined benefit pension plans as well as the present value of the pension obligations is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriated discount rate management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country.

The expected return on plan assets is determined by considering the expected returns on the assets underlying the current investment policy applicable over to the period over which the obligation is to be settled. For the purpose of calculating the expected return on plan assets, historical and expected future returns were considered separately for each class of assets based on the asset allocation and the investment policy.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 15 of our consolidated financial statements for further details regarding assumptions used.

48	| CAE Annual Report 2013

Management’s Discussion and Analysis

Government assistance repayments

In determining the amount of repayable government assistance, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues, when relevant. Revenue projections take into account past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates depending on the estimated timing of repayments. The estimated repayments are discounted using average rates ranging from 7.6% to 8.5% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government assistance. A 1% increase to the growth rates would increase the royalty obligation at March 31, 2013 by approximately $10.2 million (2012 – $8.2 million).

Share-based payments

We measure the cost of cash and equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which is dependent on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.

Income taxes

We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involve certain uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the probability weighted average of the possible outcomes. Differences between actual results and those estimates could have an effect on the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilise future tax benefits.

12. CONTROLS AND PROCEDURES

The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators (CSA), certificates signed by the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

12.1 Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and CEO and CFO and other members of management, so we can make timely decisions about required disclosure.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under U.S. Securities Exchange Act of 1934, as of March 31, 2013. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2013, and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

12.2 Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2013, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

13. OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

CAE Annual Report 2013 | 49

Management’s Discussion and Analysis

14. ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at

www.	sedar.com or on EDGAR at www.sec.gov.

15.	SELECTED FINANCIAL INFORMATION

The following table provides selected quarterly financial information for the years 2011 through to 2013.

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Total
Fiscal 2013
Revenue	$480.1	514.4	522.1	587.9	2,104.5
Net income	$21.7	36.8	37.5	46.4	142.4
Equity holders of the Company	$21.3	36.5	37.8	43.8	139.4
Non-controlling interests	$0.4	0.3	(0.3)	2.6	3.0
Basic EPS attributable to equity holders of the Company	$0.08	0.14	0.15	0.17	0.54
Diluted EPS attributable to equity holders of the Company	$0.08	0.14	0.15	0.17	0.54
Average number of shares outstanding (basic)	258.4	258.7	259.2	259.7	259.0
Average number of shares outstanding (diluted)	258.6	259.0	259.5	260.2	259.4
Average exchange rate, U.S. dollar to Canadian dollar	1.01	1.00	0.99	1.01	1.00
Average exchange rate, Euro to Canadian dollar	1.30	1.25	1.29	1.33	1.29
Average exchange rate, British pound to Canadian dollar	1.60	1.57	1.59	1.57	1.58
Fiscal 2012					Total
Revenue	$427.9	433.5	453.1	506.7	1,821.2
Net income	$43.5	38.7	46.1	53.7	182.0
Equity holders of the Company	$43.1	38.4	45.6	53.2	180.3
Non-controlling interests	$0.4	0.3	0.5	0.5	1.7
Basic EPS attributable to equity holders of the Company	$0.17	0.15	0.18	0.21	0.70
Diluted EPS attributable to equity holders of the Company	$0.17	0.15	0.18	0.21	0.70
Average number of shares outstanding (basic)	257.0	257.3	257.6	257.9	257.5
Average number of shares outstanding (diluted)	258.0	258.0	258.0	258.6	258.2
Average exchange rate, U.S. dollar to Canadian dollar	0.97	0.98	1.02	1.00	0.99
Average exchange rate, Euro to Canadian dollar	1.39	1.38	1.38	1.31	1.37
Average exchange rate, British pound to Canadian dollar	1.58	1.58	1.61	1.57	1.58
Fiscal 2011					Total
Revenue	$366.4	388.0	410.8	465.6	1,630.8
Net income	$36.6	39.4	38.9	46.0	160.9
Equity holders of the Company	$37.2	39.1	38.5	45.5	160.3
Non-controlling interests	$(0.6)	0.3	0.4	0.5	0.6
Basic EPS attributable to equity holders of the Company	$0.15	0.15	0.15	0.18	0.62
Diluted EPS attributable to equity holders of the Company	$0.14	0.15	0.15	0.18	0.62
Average number of shares outstanding (basic)	256.5	256.6	256.8	256.9	256.7
Average number of shares outstanding (diluted)	256.8	257.1	257.7	258.2	257.5
Average exchange rate, U.S. dollar to Canadian dollar	1.03	1.04	1.01	0.99	1.02
Average exchange rate, Euro to Canadian dollar	1.31	1.34	1.38	1.35	1.34
Average exchange rate, British pound to Canadian dollar	1.53	1.61	1.60	1.58	1.58

50	| CAE Annual Report 2013

Management’s Discussion and Analysis

Selected segment information

(amounts in millions, except operating margins)	Q4-2013	Q4-2012	FY2013	FY2012	FY2011
Civil segments
Simulation Products/Civil
Revenue	$129.8	$83.1	$402.4	$342.5	$272.9
Segment operating income	22.3	14.0	73.6	51.6	34.8
Operating margins (%)	17.2	16.8	18.3	15.1	12.8
Training & Services/Civil
Revenue	201.8	132.3	755.6	498.4	454.0
Segment operating income	31.8	30.3	121.5	122.2	99.9
Operating margins (%)	15.8	22.9	16.1	24.5	22.0
Total Civil segments
Revenue	$331.6	$215.4	$1,158.0	$840.9	$726.9
Segment operating income	54.1	44.3	195.1	173.8	134.7
Operating margins (%)	16.3	20.6	16.8	20.7	18.5
Military segments
Simulation Products/Military
Revenue	$154.9	$195.6	$561.6	$619.2	$586.0
Segment operating income	19.2	34.6	77.9	101.2	105.0
Operating margins (%)	12.4	17.7	13.9	16.3	17.9
Training & Services/Military
Revenue	72.4	71.5	272.8	278.1	279.9
Segment operating income	10.2	11.0	35.2	40.9	50.3
Operating margins (%)	14.1	15.4	12.9	14.7	18.0
Total Military segments
Revenue	$227.3	$267.1	$834.4	$897.3	$865.9
Segment operating income	29.4	45.6	113.1	142.1	155.3
Operating margins (%)	12.9	17.1	13.6	15.8	17.9
New Core Markets segment
Revenue	$29.0	$24.2	$112.1	$83.0	$38.0
Segment operating income (loss)	1.8	(1.2)	6.4	(13.8)	(8.4)
Operating margins (%)	6.2	(5.0)	5.7	(16.6)	(22.1)
Total
Revenue	$587.9	$506.7	$2,104.5	$1,821.2	$1,630.8
Segment operating income	85.3	88.7	314.6	302.1	281.6
Operating margins (%)	14.5	17.5	14.9	16.6	17.3
Other	$(13.7)	$-	$(68.9)	$-	$1.0
Operating profit	$71.6	$88.7	$245.7	$302.1	$282.6

CAE Annual Report 2013 | 51

Management’s Discussion and Analysis

Selected annual information for the past five years

(amounts in millions, except per share amounts)	2013	2012	2011
IFRS
Revenue	$2,104.5	$1,821.2	$1,630.8
Net income	142.4	182.0	160.9
Equity holders of the Company	139.4	180.3	160.3
Non-controlling interests	3.0	1.7	0.6
Average exchange rate, U.S. dollar to Canadian dollar	1.00	0.99	1.02
Average exchange rate, Euro to Canadian dollar	1.29	1.37	1.34
Average exchange rate, British pound to Canadian dollar	1.58	1.58	1.58
Financial position:
Total assets	$3,878.7	$3,183.7	$2,817.3
Total non-current financial liabilities[1]	1,306.9	869.0	757.5
Total net debt	916.8	534.3	383.8
Per share:
Basic EPS attributable to equity holders of the Company	$0.54	$0.70	$0.62
Diluted EPS attributable to equity holders of the Company	0.54	0.70	0.62
Dividends	0.19	0.16	0.15
Total equity	4.38	4.05	3.63

(amounts in millions, except per share amounts)		2010	2009
Previous Canadian GAAP
Revenue		$1,526.3	$1,662.2
Earnings from continuing operations		144.5	202.2
Net earnings		144.5	201.1
Average exchange rate, U.S. dollar to Canadian dollar		1.09	1.13
Average exchange rate, Euro to Canadian dollar		1.54	1.59
Average exchange rate, British pound to Canadian dollar		1.74	1.91
Financial position:
Total assets		$2,621.9	$2,665.8
Total non-current financial liabilities[1]		457.0	375.4
Total net debt		179.8	285.1
Per share:
Basic earnings from continuing operations		$0.56	$0.79
Diluted earnings from continuing operations		0.56	0.79
Basic net earnings		0.56	0.79
Diluted net earnings		0.56	0.79
Basic dividends		0.12	0.12
Shareholders' equity		4.52	4.70

(1) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.

52	| CAE Annual Report 2013

Management’s Discussion and Analysis

Management’s Report on Internal Control Over Financial Reporting

Management of CAE is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f), 15d-15(f) under the Securities Exchange Act of 1934). CAE’s internal control over financial reporting is a process designed under the supervision of CAE’s President and Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles.

As of March 31, 2013, management conducted an assessment of the effectiveness of the Company’s internal control over the financial reporting based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the

Company’s internal control over financial reporting as of March 31, 2013 was effective.

M. Parent
President and Chief Executive Officer

S. Lefebvre
Vice-president, Finance and Chief Financial Officer

Montreal (Canada)
May 16, 2013

Independent Auditor’s Report

To the Shareholders of CAE Inc.

We have completed integrated audits of CAE Inc. and its subsidiaries' 2013 and 2012 consolidated financial statements and their internal control over financial reporting as at March 31, 2013. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of CAE Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at March 31, 2013 and March 31, 2012 and the consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years ended March 31, 2013 and March 31, 2012, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

54	| CAE Annual Report 2013

Consolidated Financial Statements

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CAE Inc. and its subsidiaries as at March 31, 2013 and March 31, 2012 and their financial performance and their cash flows for the years ended March 31, 2013 and March 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited CAE Inc. and its subsidiaries’ internal control over financial reporting as at March 31, 2013, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, CAE Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at March 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by COSO.

May 16, 2013
Montréal, Quebec, Canada

1 Chartered accountant auditor permit No.A123498

CAE Annual Report 2013 | 55

Consolidated Financial Statements

Consolidated Statement of Financial Position

As at March 31
(amounts in millions of Canadian dollars)	Notes	2013	2012
Assets
Cash and cash equivalents		$293.2	$287.3
Accounts receivable	5	399.5	308.4
Contracts in progress : assets	11	247.3	245.8
Inventories	6	186.6	153.1
Prepayments		56.3	47.7
Income taxes recoverable		141.9	95.5
Derivative financial assets	30	9.0	10.3
Total current assets		$1,333.8	$1,148.1
Property, plant and equipment	7	1,498.6	1,293.7
Intangible assets	8	799.2	533.2
Deferred tax assets	17	39.4	24.1
Derivative financial assets	30	6.4	7.2
Other assets	9	201.3	177.4
Total assets		$3,878.7	$3,183.7

Liabilities and equity
Accounts payable and accrued liabilities	10	$695.5	$597.6
Provisions	12	49.2	21.6
Income taxes payable		13.7	10.9
Contracts in progress : liabilities	11	117.9	104.6
Current portion of long-term debt	13	113.0	136.0
Derivative financial liabilities	30	13.5	12.7
Total current liabilities		$1,002.8	$883.4
Provisions	12	8.3	6.0
Long-term debt	13	1,097.0	685.6
Royalty obligations	30	160.6	161.6
Employee benefits obligations	15	136.1	114.2
Deferred gains and other non-current liabilities	16	194.6	186.0
Deferred tax liabilities	17	131.6	91.8
Derivative financial liabilities	30	13.2	12.9
Total liabilities		$2,744.2	$2,141.5
Equity
Share capital	18	$471.7	$454.5
Contributed surplus		21.9	19.2
Accumulated other comprehensive loss	19	(16.6)	(9.8)
Retained earnings		625.7	558.0
Equity attributable to equity holders of the Company		$1,102.7	$1,021.9
Non-controlling interests		31.8	20.3
Total equity		$1,134.5	$1,042.2
Total liabilities and equity		$3,878.7	$3,183.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

56	| CAE Annual Report 2013

		Consolidated Financial Statements

Consolidated Income Statement

Years ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2013	2012

Revenue	32	$2,104.5	$1,821.2
Cost of sales		1,482.8	1,221.1
Gross profit		$621.7	$600.1
Research and development expenses		60.6	62.8
Selling, general and administrative expenses		269.9	256.4
Other gains – net	22	(23.4)	(21.2)
Restructuring, integration and acquisition costs	23	68.9	-
Operating profit		$245.7	$302.1
Finance income	24	(7.3)	(6.6)
Finance expense	24	75.5	69.2
Finance expense – net		$68.2	$62.6
Earnings before income taxes		$177.5	$239.5
Income tax expense	17	35.1	57.5
Net income		$142.4	$182.0
Attributable to:
Equity holders of the Company		$139.4	$180.3
Non-controlling interests		3.0	1.7
		$142.4	$182.0
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	18	$0.54	$0.70

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Annual Report 2013 | 57

Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

Years ended March 31
(amounts in millions of Canadian dollars)	2013	2012
Net income	$142.4	$182.0
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$10.6	$13.5
Net losses on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	(8.8)	(3.9)
Income taxes	0.7	0.8
	$2.5	$10.4
Net changes in cash flow hedges
Effective portion of changes in fair value of cash flow hedges	$(2.5)	$(8.7)
Reclassifications to net income or to the related non-financial assets or liabilities	(10.2)	(4.7)
Income taxes	3.5	3.1
	$(9.2)	$(10.3)
Defined benefit plan actuarial losses
Defined benefit plan actuarial losses	$(30.8)	$(64.9)
Income taxes	8.3	17.4
	$(22.5)	$(47.5)
Other comprehensive loss	$(29.2)	$(47.4)
Total comprehensive income	$113.2	$134.6
Attributable to:
Equity holders of the Company	$110.1	$132.8
Non-controlling interests	3.1	1.8
	$113.2	$134.6

The accompanying notes form an integral part of these Consolidated Financial Statements.

58	| CAE Annual Report 2013

Consolidated Statement of Changes in Equity

				Attributable to equity holders of the Company
Year ended March 31, 2013			Common shares	Accumulated other				Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	loss	earnings	Total	interests	equity
Balances, beginning of year		258,266,295	$454.5	$19.2	$(9.8)	$558.0	$1,021.9	$20.3	$1,042.2
Net income		-	-	-	-	139.4	139.4	3.0	142.4
Other comprehensive income (loss):
Foreign currency translation		-	-	-	2.4	-	2.4	0.1	2.5
Net changes in cash flow hedges		-	-	-	(9.2)	-	(9.2)	-	(9.2)
Defined benefit plan actuarial losses		-	-	-	-	(22.5)	(22.5)	-	(22.5)
Total comprehensive income		-	$-	$-	$(6.8)	$116.9	$110.1	$3.1	$113.2
Stock options exercised		482,250	3.9	-	-	-	3.9	-	3.9
Optional cash purchase		1,683	-	-	-	-	-	-	-
Stock dividends	18	1,228,831	12.1	-	-	(12.1)	-	-	-
Transfer upon exercise of stock options		-	1.2	(1.2)	-	-	-	-	-
Share-based payments		-	-	3.9	-	-	3.9	-	3.9
Additions to non-controlling interests		-	-	-	-	-	-	8.4	8.4
Dividends	18	-	-	-	-	(37.1)	(37.1)	-	(37.1)
Balances, end of year		259,979,059	$471.7	$21.9	$(16.6)	$625.7	$1,102.7	$31.8	$1,134.5

				Attributable to equity holders of the Company
Year ended March 31, 2012			Common shares	Accumulated other				Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	loss	earnings	Total	interests	equity
Balances, beginning of year		256,964,756	$440.7	$17.1	$(9.8)	$466.4	$914.4	$18.5	$932.9
Net income		-	-	-	-	180.3	180.3	1.7	182.0
Other comprehensive income (loss):
Foreign currency translation		-	-	-	10.3	-	10.3	0.1	10.4
Net changes in cash flow hedges		-	-	-	(10.3)	-	(10.3)	-	(10.3)
Defined benefit plan actuarial losses		-	-	-	-	(47.5)	(47.5)	-	(47.5)
Total comprehensive income		-	$-	$-	$-	$132.8	$132.8	$1.8	$134.6
Stock options exercised		538,600	4.4	-	-	-	4.4	-	4.4
Optional cash purchase		898	-	-	-	-	-	-	-
Stock dividends	18	762,041	7.8	-	-	(7.8)	-	-	-
Transfer upon exercise of stock options		-	1.6	(1.6)	-	-	-	-	-
Share-based payments		-	-	3.7	-	-	3.7	-	3.7
Dividends	18	-	-	-	-	(33.4)	(33.4)	-	(33.4)
Balances, end of year		258,266,295	$454.5	$19.2	$(9.8)	$558.0	$1,021.9	$20.3	$1,042.2
The total retained earnings and accumulated other comprehensive loss for the year ended March 31, 2013 was $609.1 million (2012 – $548.2 million).
The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2013	2012
Operating activities
Net income		$142.4	$182.0
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation of property, plant and equipment		107.6	92.3
Amortization of intangible and other assets		49.7	33.5
Financing cost amortization	24	1.8	1.6
Deferred income taxes	17	28.1	36.4
Investment tax credits		(22.6)	(14.5)
Share-based compensation	25	(4.2)	4.7
Defined benefit pension plans	15	(9.3)	(13.1)
Amortization of other non-current liabilities		(15.6)	(12.0)
Other		(12.1)	(5.3)
Changes in non-cash working capital	26	(61.7)	(71.7)
Net cash provided by operating activities		$204.1	$233.9
Investing activities
Business combinations, net of cash and cash equivalents acquired	3	$(285.3)	$(126.0)
Joint ventures, net of cash and cash equivalents acquired	4	(0.7)	(27.6)
Capital expenditures for property, plant and equipment		(155.8)	(165.7)
Proceeds from disposal of property, plant and equipment		8.9	34.4
Capitalized development costs		(49.6)	(42.8)
Enterprise resource planning (ERP) and other software		(19.4)	(17.3)
Other		(3.0)	5.0
Net cash used in investing activities		$(504.9)	$(340.0)
Financing activities
Net borrowing under revolving unsecured credit facilities	13	$54.0	$14.2
Net effect of current financial assets program	31	(37.1)	4.9
Proceeds from long-term debt, net of transaction costs	13	740.4	195.0
Repayment of long-term debt	13	(380.2)	(36.1)
Repayment of finance lease	13	(36.3)	(32.8)
Dividends paid		(37.1)	(33.4)
Common stock issuance	18	3.9	4.4
Other		(0.9)	(0.7)
Net cash provided by financing activities		$306.7	$115.5
Effect of foreign exchange rate changes on cash
and cash equivalents		$-	$1.5
Net increase in cash and cash equivalents		$5.9	$10.9
Cash and cash equivalents, beginning of year		287.3	276.4
Cash and cash equivalents, end of year		$293.2	$287.3
Supplemental information:
Dividends received		$2.4	$4.7
Interest paid		53.6	49.4
Interest received		5.0	4.7
Income taxes paid		26.5	26.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

60	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

(Unless otherwise stated, all amounts are in millions of Canadian dollars)

The consolidated financial statements were authorized for issue by the board of directors on May 16, 2013.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment services and develop integrated training solutions for the military, commercial airlines, business aircraft operators, aircraft manufacturers, healthcare education and service providers and the mining industry. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through five segments:

(i)

Training & Services/Civil (TS/C) – Provides commercial, business and helicopter aviation training for flight, cabin, maintenance and ground personnel and ab initio pilot training and crew sourcing services;

(ii)	Simulation Products/Civil (SP/C) – Designs, manufactures and supplies civil flight simulation training devices and visual systems;
(iii)	Simulation Products/Military (SP/M) – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;
(iv)	Training & Services/Military (TS/M) – Supplies turnkey training services, simulation-based integrated enterprise solutions and maintenance and in-service support solutions;
(v)	New Core Markets (NCM) – Provides, designs and manufactures healthcare training services and devices and mining services and tools.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Basis of preparation

The key accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all years presented, unless otherwise stated.

The consolidated financial statements have been prepared in accordance with Part I of the Canadian Institute of Chartered Accountants (CICA) Handbook (referred to as IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: derivative financial instruments, financial instruments at fair value through profit and loss, an available-for-sale financial asset and liabilities for cash-settled share-based arrangements.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

Basis of consolidation

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies to obtain benefits from its activities. Subsidiaries are fully consolidated from the date control is obtained and they are de-consolidated on the date control ceases.

Joint ventures

Joint ventures are accounted for under the proportionate consolidation method. Joint ventures are entities in which the Company exercises joint control by virtue of a contractual agreement. The Company’s investment in joint ventures includes goodwill identified on acquisition, net of any accumulated impairment loss.

Gains and losses realized on internal sales with joint ventures are eliminated, to the extent of the Company’s interest in the joint venture.

CAE Annual Report 2013 | 61

Notes to the Consolidated Financial Statements

Business combinations

Business combinations are accounted for under the acquisition method. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company, if any, at the date control is obtained. The consideration transferred includes the fair value of any liability resulting from a contingent consideration arrangement. Acquisition-related costs, other than share and debt issue costs incurred to issue financial instruments that form part of the consideration transferred, are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. If a business combination is achieved in stages, the Company remeasures its previously held interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in net income.

The excess of the consideration transferred over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill.

Contingent consideration classified as a provision is measured at fair value, with subsequent changes recognized in income. If the contingent consideration is classified as equity, it is not remeasured until it is finally settled within equity.

New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date will affect the acquisition accounting.

Non-controlling interests

Non-controlling interests (NCI) represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For interests purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Financial instruments and hedging relationships

Financial instruments
Financial assets and financial liabilities

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and financial liabilities, including derivatives, are recognized on the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments are measured at fair value.

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The best evidence of fair value at initial recognition is the transaction price (i.e., the fair value of the consideration given or received), unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When there is a difference between the fair value of the consideration given or received at initial recognition and the amount determined using a valuation technique, such difference is recognized immediately in income unless it qualifies for recognition as some other type of asset or liability. Subsequent measurement of the financial instruments is based on their classification as described below. Financial assets and financial liabilities can be classified into one of these categories: fair value through profit and loss, held-to-maturity investments, loans and receivables, other financial liabilities and available-for-sale. The determination of the classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to the initial recognition.

Financial instruments at fair value through profit and loss

Financial instruments classified at fair value through profit and loss (FVTPL) are carried at fair value at each reporting date with the change in fair value recorded in income. The FVTPL classification is applied when a financial instrument:

  Is a derivative, including embedded derivatives accounted for separately from the host contract, but excluding those derivatives designated as effective hedging instruments;

  Has been acquired or incurred principally for the purpose of selling or repurchasing in the near future;

  Is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

  Has been irrevocably designated as such by the Company (fair value option).

Held-to-maturity investments, loans and receivables and other financial liabilities

Financial instruments classified as held-to-maturity investments, loans and receivables and other financial liabilities are carried at amortized cost using the effective interest method. Interest income or expense is included in income in the period as incurred.

62	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

Available-for-sale

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the preceding categories. Financial assets classified as available-for-sale are carried at fair value at each reporting date. Unrealized gains and losses, including changes in foreign exchange rates for non-monetary financial assets, are recognized in other comprehensive income (loss) (OCI) in the period in which the changes arise and are transferred to income when the assets are derecognized or an other than temporary impairment occurs. If objective evidence of impairment exists these changes are recognized in income in the period incurred. If a reliable estimate of the fair value of an unquoted equity instrument cannot be made, this instrument is measured at cost, less any impairment losses. Dividends are recognized in income when the right of payment has been established.

As a result, the following classifications were determined:

(i)	Cash and cash equivalents, restricted cash and all derivative instruments, except for derivatives designated as effective hedging instruments, are classified as FVTPL;
(ii)

Accounts receivable, contracts in progress, non-current receivables and advances are classified as loans and receivables, except for those that the Company intends to sell immediately or in the near term which are classified as FVTPL;

(iii)	A portfolio investment is classified as available-for-sale;
(iv)

Accounts payable and accrued liabilities and long-term debt, including interest payable, as well as finance lease obligations are classified as other financial liabilities, all of which are measured at amortized cost using the effective interest rate method.

Transaction costs

Transaction costs that are directly related to the acquisition or issuance of financial assets and financial liabilities (other than those classified as FVTPL) are included in the fair value initially recognized for those financial instruments. These costs are amortized to income using the effective interest rate method.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position when the Company has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

Impairment of financial assets

At each reporting date, the carrying amounts of the financial assets other than those to be measured at FVTPL are assessed to determine whether there is objective evidence of impairment. Impairment losses on financial assets carried at cost are reversed in subsequent periods if the amount of loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Hedge accounting
Documentation

At the inception of a hedge, if the Company elects to use hedge accounting, the Company formally documents the designation of the hedge, the risk management objectives and strategy, the hedging relationship between the hedged item and hedging item and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedging relationship and can be reliably measured. The Company formally assesses, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items in relation to the hedged risk.

Method of accounting

The method of recognizing fair value gains and losses depends on whether derivatives are at FVTPL or are designated as hedging instruments, and, if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives not designated as hedges are recognized in income. When derivatives are designated as hedges, the Company classifies them either as: (a) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); or (b) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, a firm commitment or a forecasted transaction (cash flow hedges); or (c) hedges of a net investment of a foreign operation.

Fair value hedge

For fair value hedges outstanding, gains or losses arising from the measurement of derivative hedging instruments at fair value are recorded in income and the carrying amount of the hedged items are adjusted by gains and losses on the hedged item attributable to the hedged risks which are recorded in income.

Cash flow hedge

The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash flow hedges is recognized in OCI, while the ineffective portion is recognized immediately in income. Amounts accumulated in OCI are reclassified to income in the period in which the hedged item affects income. However, when the forecasted transactions that are hedged items result in recognition of non-financial assets (for example, inventories or property, plant and equipment), gains and losses previously recognized in OCI are included in the initial carrying value of the related non-financial assets acquired or liabilities incurred. The deferred amounts are ultimately recognized in income as the related non-financial assets are derecognized or amortized.

CAE Annual Report 2013 | 63

Notes to the Consolidated Financial Statements

Hedge accounting is discontinued prospectively when the hedging relationship no longer meets the criteria for hedge accounting, when the designation is revoked, or when the hedging instrument expires or is sold. Any cumulative gain or loss directly recognized in OCI at that time remains in OCI until the hedged item is eventually recognized in income. When it is probable that a hedged transaction will not occur, the cumulative gain or loss that was recognized in OCI is recognized immediately in income.

Hedge of net investments in foreign operations

The Company has designated certain long-term debt as a hedge of CAE’s overall net investments in foreign operations whose activities are denominated in a currency other than the Company’s functional currency. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI, net of tax and is limited to the translation gain or loss on the net investment.

Derecognition

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

  The rights to receive cash flows from the asset have expired;

  The Company has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in income.

Foreign currency translation

Foreign operations

Assets and liabilities of subsidiaries that have a functional currency other than the Canadian dollar are translated from their functional currency to Canadian dollars at exchange rates in effect at the reporting date. The resulting translation adjustments are included in the foreign currency translation adjustment reserve in equity. Translation gains or losses related to long term intercompany account balances, which form part of the overall net investment in foreign operations, and those arising from the translation of debt denominated in foreign currencies and designated as hedges on the overall net investments in foreign operations are also included in the foreign currency translation adjustment reserve. Revenue and expenses are translated at the average exchange rates for the period.

When the Company reduces its overall net investment in foreign operations, which includes a reduction in the initial capital that does not result in a loss of control or through the settlement of inter-company advances that had been considered part of the Company’s overall net investment, the relevant amount in the foreign currency translation adjustment reserve is transferred to income.

Transactions and balances

Monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at the reporting date. Non-monetary assets and liabilities, and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in income.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly-liquid investments with original terms to maturity of 90 days or less at the date of purchase.

Accounts receivable

Receivables are initially recognized at fair value and are subsequently carried at amortized cost, net of an allowance for doubtful accounts, based on expected recoverability. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. The loss is recognized in income. Subsequent recoveries of amounts previously provided for or written-off are credited against the same account.

The Company is involved in a program in which it sells undivided interests in certain of its accounts receivable and contracts in progress: assets (current financial assets program) to third parties for cash consideration for an amount up to $150.0 million without recourse to the Company. The Company continues to act as a collection agent. These transactions are accounted for when the Company is considered to have surrendered control over the transferred accounts receivable and contracts in progress: assets.

Inventories

Raw materials are valued at the lower of average cost and net realizable value. Spare parts to be used in the normal course of business are valued at the lower of cost, determined on a specific identification basis, and net realizable value.

64	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

Work in progress is stated at the lower of cost, determined on a specific identification basis, and net realizable value. The cost of work in progress includes material, labour and an allocation of manufacturing overhead, which is based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. In the case of raw materials and spare parts, the replacement cost is the best measure of net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at cost less any accumulated depreciation and any accumulated net impairment losses. Costs include expenditures that are directly attributable to the acquisition or manufacturing of the item. The cost of an item of property, plant and equipment that is initially recognized includes, when applicable, the initial present value estimate of the costs required to dismantle and remove the asset and restore the site on which it is located at the end of its useful life. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. Updates on training devices are recognized in the carrying value of the training device if it is probable that the future economic benefits embodied with the part will flow to the Company and its cost can be measured reliably; otherwise, they are expensed. The costs of day-to-day servicing of property, plant and equipment are recognized in income as incurred.

A loss on disposal is recognized in income when the carrying value of a replaced item is derecognized, unless the item is transferred to inventories. If it is not practicable to determine the carrying value, the cost of the replacement and the accumulated depreciation calculated by reference to that cost will be used to derecognize the replaced part. Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with its carrying amount, and are recognized net within other gains and losses.

The different components of property, plant and equipment are recognized separately when their useful lives are materially different and such components are depreciated separately in income. Leased assets are depreciated over the shorter of the lease term and their useful lives. If it is reasonably certain that the Company will obtain ownership by the end of the lease term, the leased asset is depreciated over its useful life. Land is not depreciated. The estimated useful lives, residual values and depreciation methods are as follows:

	Method	Rates/Years
Buildings and improvements	Declining balance/Straight-line	2.5 to 10%/3 to 20 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance/Straight-line	20 to 35%/2 to 10 years
Aircraft	Straight-line (15% residual)	Not exceeding 12 years
Aircraft engines	Based on utilization	Not exceeding 3,000 hours

Depreciation methods, useful lives and residual values are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Leases

The Company leases certain property, plant and equipment from and to others. Leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases. All other leases are accounted for as operating leases.

The Company as a lessor

With regards to finance leases, the asset is derecognized at the commencement of the lease and a gain (loss) is recognized in income. The net present value of the minimum lease payments and any discounted unguaranteed residual value are recognized as non-current receivables. Finance income is recognized over the term of the lease based on the effective interest rate method. Income from operating leases is recognized on a straight-line basis over the term of the corresponding lease.

The Company as a lessee

Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased item and the present value of the minimum lease payments. Any initial direct costs of the lessee are added to the amount recognized as an asset. The corresponding obligations are included in long-term debt. Payments made under operating leases are charged to income on a straight-line basis over the period of the lease.

Sale and leaseback transactions

The Company engages in sales and leaseback transactions as part of the Company’s financing strategy to support investment in the civil and military training and services business. Where a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term. Where a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately. If the sales price is below fair value, the shortfall is recognized in income immediately except that, if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

CAE Annual Report 2013 | 65

Notes to the Consolidated Financial Statements

Intangible assets

Goodwill

Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill arises on the acquisition of subsidiaries and joint ventures. Goodwill represents the excess of the cost of an acquisition, including the Company’s best estimate of the fair value of contingent consideration, over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary or joint venture at the acquisition date.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Research and development (R&D)

Research costs are expensed as incurred. Development costs are also charged to income in the period incurred unless they meet all the specific capitalization criteria established in IAS 38, Intangible Assets. Capitalized development costs are stated at cost and net of accumulated amortization and accumulated impairment losses, if any. Amortization of the capitalized development costs commences when the asset is available for use and is included in research and development expense.

Other intangible assets

Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination is the fair value as at the acquisition date. Following initial recognition, intangible assets are carried at cost, net of accumulated amortization and accumulated impairment losses, if any.

The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management. Subsequent costs are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied with the item will flow to the Company and its cost can be measured reliably.

Gains and losses on disposal of intangible assets are determined by comparing the proceeds from disposal with its carrying amount and are recognized within other gains and losses.

Amortization

Amortization is calculated using the straight-line method for all intangible assets over their estimated useful lives as follows:

Amortization period
(in years)
Capitalized development costs	Not exceeding 10
Customer relationships	3 to 20
ERP and other software	3 to 10
Technology	3 to 15
Other intangible assets	2 to 40

Amortization methods and useful lives are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories, deferred tax assets and assets arising from employee benefits are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that have indefinite lives or that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists.

The recoverable amount of an asset or a cash-generating unit (CGU) is the greater of its value in use and its fair value less costs to sell. The recoverable amount is determined for an individual asset; unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such case, the CGU that the asset belongs to is used to determine the recoverable amount.

For the purposes of impairment testing, the goodwill acquired in a business combination is allocated to CGUs, which generally corresponds to its operating segments or one level below, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Where the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is impaired. Any remaining amount of impairment exceeding the impaired goodwill is recognized on a pro rata basis of the carrying amount of each asset in the respective CGU. Impairment losses are recognized in income.

66	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

The Company evaluates impairment losses, other than goodwill impairment, for potential reversals at each reporting date. An impairment loss is reversed if there is any indication that the loss has decreased or no longer exists due to changes in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in income.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use or sale. Capitalization of borrowing costs ceases when the asset is completed and ready for productive use. All other borrowing costs are recognized as finance expense in income, as incurred.

Other assets

Restricted cash

The Company is required to hold a defined amount of cash as collateral under the terms of certain subsidiaries’ external bank financing, government-related sales contracts and business combination arrangements.

Deferred financing costs

Deferred financing costs related to the revolving unsecured term credit facilities, when it is probable that some or all of the facilities will be drawn down, and deferred financing costs related to sale and leaseback agreements are included in other assets at cost and are amortized on a straight-line basis over the term of the related financing agreements.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as a finance expense. When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Long-term debt

Long-term debt is recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in income over the period of borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In these cases, the fee is deferred until the draw-down occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Accumulated other comprehensive income

Foreign currency translation

This is used to record exchange differences arising from the translation of the financial statements of foreign operations. It is also used to record the effect of hedging net investments in foreign operations.

Net changes in cash flow hedges

This represents the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Net changes in available-for-sale

This records fair value changes on the available-for-sale financial asset.

Defined benefit plan actuarial losses

This is used to record actuarial gains and losses of defined benefit plans in the period in which they occur.

CAE Annual Report 2013 | 67

Notes to the Consolidated Financial Statements

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognized when the outcome can be reliably estimated, when it is probable that future economic benefits will flow to the Company and when specific criteria have been met for each of the categories, as described below.

Multiple component arrangements

The Company sometimes enters into multiple component revenue arrangements, which may include a combination of design, engineering and manufacturing of flight simulators, as well as the provision of spare parts and maintenance. When a single sales transaction requires the delivery of more than one product or service (multiple components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered separately identifiable if the delivered item has value to the customer on a stand-alone basis and the fair value associated with the product or service can be measured reliably.

The allocation of the revenue from a multiple component arrangement is based on the fair value of each element in relation to the fair value of the arrangement as a whole.

The Company's revenues can be divided into two main accounting categories: construction contracts and sales of goods and services.

Construction contracts

A construction contract is a contract specifically negotiated for the construction of an asset or of a group of assets, which are interrelated in terms of their design, technology, function, purpose or use. According to its characteristics, a construction contract can either be accounted for separately, be segmented into several components which are each accounted for separately, or be combined with another construction contract in order to form a single construction contract for accounting purposes in respect of which revenues and expense will be recognized.

Revenue from construction contracts for the design, engineering and manufacturing of training devices is recognized using the percentage-of-completion method when the revenue, contract costs to complete and the stage of contract completion at the end of the reporting period can be measured reliably and when the contract costs can be clearly identified and measured reliably so that actual contract costs incurred can be compared with prior estimates.

Provisions for estimated contract losses are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. Warranty provisions are recorded when revenue is recognized based on past experience.

The cumulative amount of costs incurred and profit recognized, reduced by losses and progress billing, is determined on a contract-by-contract basis. If this amount is positive it is classified as an asset. If this amount is negative it is classified as a liability.

Post-delivery customer support is billed separately, and revenue is recognized over the support period.

Sales of goods and services
Software arrangements

Revenue from off-the-shelf software sales is recognized when delivery has occurred. Revenue from fixed-price software arrangements and software customization contracts that require significant production, modification, or customization of software fall under the scope of construction contracts.

Spare parts

Revenue from the sale of spare parts is recognized when the significant risks and rewards of ownership of the goods are transferred and the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold.

Product maintenance

Revenue from maintenance contracts is generally recognized on the basis of the percentage-of-completion of the transaction. Under the percentage-of-completion method, revenue is recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, related to the estimated total costs to complete the contract.

Training and consulting services

Revenue from training and consulting services is recognized as the services are rendered.

For flight schools, cadet training courses are offered mainly by way of ground school and live aircraft flight. During the ground school phase, revenue is recognized in income on a straight-line basis, while during the live aircraft flight phase, revenue is recognized based on actual hours flown.

68	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

Other
Sales incentives to customers

The Company may provide sales incentives in the form of credits, free products and services, and minimum residual value guarantees. Generally, credits and free products and services are recorded at their estimated fair value as a reduction of revenues or included in the cost of sales. Sales with minimum residual value guarantees are recognized in accordance with the substance of the transaction taking into consideration whether the risks and rewards of ownership have been transferred.

Non-monetary transactions

The Company may also enter into sales arrangements where little or no monetary consideration is involved. The non-monetary transactions are measured at the more reliable measure of the fair value of the asset given up and fair value of the asset received.

Deferred revenue

Cash payments received or advances currently due pursuant to contractual arrangements are recorded as deferred revenue until all of the foregoing conditions of revenue recognition have been met.

Employee benefits

Defined benefit pension plans

The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings.

The service costs and the pension obligations are actuarially determined for each plan using the projected unit credit method, management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and life expectancy.

The defined benefit asset or liability comprises the present value of the defined benefit obligation at the reporting date, less past service costs not yet recognized and less the fair value of plan assets out of which the obligations are to be settled. The value of any employee benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan (asset ceiling test). Minimum funding requirements may give rise to an additional liability to the extent they require paying contributions to cover an existing shortfall. Plan assets are not available to the creditors of the Company nor can they be paid directly to the Company. Fair value of plan assets is based on market price information. Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and the effect of any asset ceiling and minimum liability are recognized to OCI in the period in which they arise. Past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested following the introduction of, or changes to, a defined benefit plan, the Company recognizes past service costs immediately into income.

Defined contribution pension plans

The Company also maintains defined contribution plans for which the Company pays fixed contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in income as the services are provided.

Termination benefits

Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense, if the Company has made an offer of voluntary redundancy, based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the reporting date are discounted to their present value.

Share-based payment transactions

The Company’s five share-based payment plans are segregated into two categories of plans: Employee Stock Option Plan (ESOP), which is considered an equity-settled share-based payment plan; and Employee Stock Purchase Plan (ESPP), Deferred Share Unit (DSU) plan, Long-Term Incentive Deferred Share Unit (LTI-DSU) plan and Long-Term Incentive Restricted Share Unit (LTI-RSU) plan, which are considered cash-settled share-based payment plans.

For both categories, the fair value of the employee services received in exchange is recognized as an expense in income. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

For equity-settled plan, the cost of equity-settled transactions is measured at fair value using the Black-Scholes option pricing model. The compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus. The cumulative expenses recognized for equity-settled transactions at each reporting date represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. For options with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately.

CAE Annual Report 2013 | 69

Notes to the Consolidated Financial Statements

For cash-settled plans, a corresponding liability is recognized. The fair value of employee services received is calculated by multiplying the number of units expected to vest with the fair value of one unit as of grant date based on the market price of the

Company’s common shares. The fair value of the ESPP is a function of the Company’s contributions. Until the liability is settled, the Company re-measures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in income for the period. The Company has entered into equity swap agreements with a major Canadian financial institution in order to reduce its cash and earnings exposure related to the fluctuation in the Company’s share price relating to the DSU and LTI-DSU programs.

Current and deferred income tax

Income tax expense comprises of current and deferred tax. An income tax expense is recognized in income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the amount expected to be paid or recovered from taxation authorities on the taxable income/loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable/receivable in respect of previous years.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized using the balance sheet liability method, providing for temporary differences between the tax bases of assets or liabilities and their carrying amount for financial reporting purposes.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are recognized for all deductible temporary differences and carry forward of unused tax losses. The recognition of deferred tax assets are limited to the amount which is probable to be realized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that a recognized deferred income tax asset will be realized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that an unrecognized deferred income tax asset will be realized.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

Investment tax credits

Investment tax credits (ITCs) arising from R&D activities are deducted from the related costs and are accordingly included in the determination of net income when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and capitalized development costs are deducted from the cost of those assets with amortization calculated on the net amount.

Earnings per share

Earnings per share is calculated by dividing the net income for the period attributable to the common shareholders of the Company by the weighted average number of common shares outstanding during the period. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of the stock options. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period. The Company has one category of dilutive potential common shares which is share options.

Dividend distribution

In the period in which the dividends are approved by the Company’s Board of Directors, the dividend is recognized as a liability in the Company’s financial statements.

70	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

Government assistance

Government contributions are recognized where there is reasonable assurance that the contribution will be received and all attached conditions will be complied with by the Company.

The Company benefits from investment tax credits that are deemed to be equivalent to government contributions.

Contributions are received for Project New Core Markets from Investissement Québec (IQ) for costs incurred in R&D programs. Contributions were received in previous fiscal years for Project Phoenix from Industry Canada under the Technology Partnerships Canada (TPC) program and from IQ. Repayable government assistance is recognized as royalty obligations. The current portion is included as part of accrued liabilities.

The obligation to repay royalties is recorded when the contribution is receivable and is estimated based on future projections. The obligation is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The difference between government contributions and the discounted value of royalty obligations is accounted for as a government contribution which is recognized as a reduction of costs or as a reduction of capitalized expenditures.

The Company recognizes the Government of Canada’s participation in Project Falcon as an interest-bearing long-term debt. The initial measurement of the accounting liability recognized to repay the lender is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The difference between the face value of the long-term obligation and the discounted value of the long-term obligation is accounted for as a government contribution which is recognized as a reduction of costs or as a reduction of capitalized expenditures.

Use of judgements, estimates and assumptions

The preparation of the consolidated financial statements requires the Company’s management (management) to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying the Company’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations

Business combinations are accounted for in accordance with the acquisition method; thus, on the date that control is obtained. The acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, the Company either consults with independent experts or develops the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and any changes in the discount rate applied.

Development costs

Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets

The Company’s impairment test for goodwill is based on fair value less costs to sell calculations and uses valuation models such as the discounted cash flows model. The cash flows are derived from the projections approved by management for the next five years.

Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the five-year period are extrapolated using estimated growth rates. Key assumptions which management has based its determination of fair value less costs to sell include estimated growth rates, post-tax discount rates and tax rates. The post-tax discount rates were derived from the respective CGUs’ representative weighted average cost of capital which range from 7.5% to 9.5%. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

CAE Annual Report 2013 | 71

Notes to the Consolidated Financial Statements

Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts to deliver services and manufacture products. Use of the percentage-of-completion method requires the Company to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenues and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and earnings estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans

The cost of defined benefit pension plans as well as the present value of the pension obligations is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriated discount rate management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country.

The expected return on plan assets is determined by considering the expected returns on the assets underlying the current investment policy applicable over to the period over which the obligation is to be settled. For the purpose of calculating the expected return on plan assets, historical and expected future returns were considered separately for each class of assets based on the asset allocation and the investment policy.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 15 for further details regarding assumptions used.

Government assistance repayments

In determining the amount of repayable government assistance, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues, when relevant. Revenue projections take into account past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates depending on the estimated timing of repayments. The estimated repayments are discounted using average rates ranging from 7.6% to 8.5% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government assistance. A 1% increase to the growth rates would increase the royalty obligation at March 31, 2013 by approximately $10.2 million (2012 - $8.2 million).

Share-based payments

The Company measures the cost of cash and equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which is dependent on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.

Income taxes

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involve certain uncertainties in the interpretation of complex tax regulations. The Company provides for potential tax liabilities based on the probability weighted average of the possible outcomes. Differences between actual results and those estimates could have an effect on the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilise future tax benefits.

72	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

NOTE 2 – CHANGES IN ACCOUNTING POLICIES

New and amended standard adopted by the Company
Financial instruments

In October 2010, the International Accounting Standards Board (IASB) amended IFRS 7, Financial Instruments: Disclosures. IFRS 7 was amended to require quantitative and qualitative disclosures for transfers of financial assets where the transferred assets are not derecognized in their entirety or the transferor retains continuing managerial involvement. If a substantial portion of the total amount of the transfer activity occurs in the closing days of a reporting period, the amendment also requires disclosure of supplementary information. These amendments are effective for annual periods beginning on or after July 1, 2011. The Company adopted these amendments during fiscal 2013. The Company sells certain of its accounts receivable and contracts in progress: assets through its current financial asset program. These transferred financial assets are derecognized in their entirety as the Company does not retain continuing managerial involvement. Therefore, the amendments to IFRS 7 did not impact the Company’s disclosure.

New standards not yet adopted by the Company

Joint arrangements

In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13,

Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting for joint arrangements by requiring the equity method to account for interest in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company currently uses proportionate consolidation to account for interests in joint ventures, but will apply the equity method under IFRS 11 beginning April 1st, 2013.

Under the equity method, the Company’s share of net assets, net income and OCI of joint ventures will be presented as one-line items on the statement of financial position, the statement of income and the statement of comprehensive income, respectively. The Company assessed that the classification of its joint arrangements will remain the same upon adoption of IFRS 11. When making this assessment, the Company considered the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances.

Employee benefits

In June 2011, the IASB amended IAS 19, Employee Benefit. IAS 19 was amended to require the calculation of a net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation and to expand the disclosure requirements. These amendments are effective for years beginning on or after January 1, 2013. As a result, the Company will determine a net interest income (expense) on the net defined benefit asset (liability) which will be presented as part of the finance expense or income. The net interest on the defined benefit obligation liability or asset will replace the interest cost on the defined benefit obligation and the expected return on plan assets.

Consolidation

In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. IFRS 10 is effective for annual periods beginning on or after January 1st, 2013. The Company assessed that the adoption of IFRS 10 on April 1st, 2013 will not result in any change in the consolidation status of its subsidiaries.

Disclosure of interests in other entities

In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests in its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The new disclosures pursuant to IFRS 12 will be included in the Company’s consolidated financial statements in fiscal 2014.

Fair value measurement

In May 2011, the IASB released IFRS 13, Fair Value Measurement. IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The standard is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

Financial statement presentation

In June 2011, the IASB amended IAS 1, Financial Statement Presentation, to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to income in the future. The amendments are effective for annual periods beginning on or after July 1, 2012. The new OCI requirements will be presented in the Company’s consolidated other comprehensive income statement in fiscal 2014.

CAE Annual Report 2013 | 73

Notes to the Consolidated Financial Statements

Property, plant and equipment

In the 2011 Annual Improvements, the IASB amended IAS 16, Property, Plant and Equipment, to clarify when certain assets are property, plant and equipment or inventory. This amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory. The 2011 annual improvement amendment removes the requirement for spare parts and servicing equipment used only in connection with an item of property, plant and equipment to be classified as property, plant and equipment. This annual improvement is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

Financial instruments

In November 2009, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. It addresses classification and measurement of financial assets and liabilities. IFRS 9 replaces the multiple category and measurement models of IAS 39 for debt instruments with a new mixed measurement model having two categories: amortized cost and fair value through profit or loss. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, the portion of the changes in fair value related to the

Company’s own credit risk must be presented in OCI rather than in income. IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

The following tables summarize the adjustments to the Company’s consolidated statement of financial position as at April 1, 2012 and

March 31, 2013, its consolidated statements of net income, comprehensive income and cash flows for the year end March 31, 2013 as a result of the future changes in accounting policies applicable in fiscal 2014:

Summary reconciliation of financial position

		IFRS 11	IAS 19	March 31, 2013		IFRS 11	IAS 19	April 1, 2012
(amounts in millions)	March 31, 2013	Adjustment	Adjustment	Amended	April 1, 2012	Adjustment	Adjustment	Amended
Assets
Cash and cash equivalents	$293.2	$(33.2)	$-	$260.0	$287.3	$(32.6)	$-	$254.7
Total current assets, excluding
cash and cash equivalent	1,040.6	7.0	-	1,047.6	860.8	0.1	-	860.9
Property, plant and equipment	1,498.6	(355.8)	-	1,142.8	1,293.7	(300.5)	-	993.2
Investment in equity
accounted investees	-	196.9	-	196.9	-	172.9	-	172.9
Other non-current assets	1,046.3	(2.3)	-	1,044.0	741.9	5.3	-	747.2
Total assets	$3,878.7	$(187.4)	$-	$3,691.3	$3,183.7	$(154.8)	$-	$3,028.9
Liabilities and equity
Total current liabilities	$1,002.8	$(96.4)	$-	$906.4	$883.4	$(57.6)	$-	$825.8
Provisions	8.3	(0.4)	-	7.9	6.0	(0.5)	-	5.5
Long-term debt	1,097.0	(94.2)	-	1,002.8	685.6	(97.2)	-	588.4
Royalty obligations	160.6	-	-	160.6	161.6	-	-	161.6
Employee benefits obligations	136.1	-	-	136.1	114.2	-	0.1	114.3
Other non-current liabilities	339.4	(8.3)	-	331.1	290.7	(8.8)	-	281.9
Total liabilities	$2,744.2	$(199.3)	$-	$2,544.9	$2,141.5	$(164.1)	$0.1	$1,977.5
Equity
Share capital	$471.7	$-	$-	$471.7	$454.5	$-	$-	$454.5
Contributed surplus	21.9	-	-	21.9	19.2	-	-	19.2
Accumulated other
comprehensive loss	(16.6)	4.6	-	(12.0)	(9.8)	3.8	-	(6.0)
Retained earnings	625.7	7.3	-	633.0	558.0	5.5	(0.1)	563.4
Equity attributable to equity
holders of the Company	$1,102.7	$11.9	$-	$1,114.6	$1,021.9	$9.3	$(0.1)	$1,031.1
Non-controlling interests	31.8	-	-	31.8	20.3	-	-	20.3
Total equity	$1,134.5	$11.9	$-	$1,146.4	$1,042.2	$9.3	$(0.1)	$1,051.4
Total liabilities and equity	$3,878.7	$(187.4)	$-	$3,691.3	$3,183.7	$(154.8)	$-	$3,028.9

74	| CAE Annual Report 2013

	Notes to the Consolidated Financial Statements

Reconciliation of net income

Year ended March 31, 2013	As currently	IFRS 11	IAS 19
(amounts in millions, except per share amounts)	reported	Adjustment	Adjustment	Amended
Revenue	$2,104.5	$(69.3)	$-	$2,035.2
Cost of sales	1,482.8	(31.8)	(0.6)	1,450.4
Gross profit	$621.7	$(37.5)	$0.6	$584.8
Research and development expenses	60.6	(0.5)	-	60.1
Selling, general and administrative expenses	269.9	(5.6)	0.2	264.5
Other gains – net	(23.4)	1.0	-	(22.4)
After tax share in profit of equity accounted investees	-	(20.1)	-	(20.1)
Restructuring, integration and acquisition costs	68.9	(0.2)	-	68.7
Operating profit	$245.7	$(12.1)	$0.4	$234.0
Finance income	(7.3)	(2.1)	-	(9.4)
Finance expense	75.5	(6.1)	5.1	74.5
Finance expense – net	$68.2	$(8.2)	$5.1	$65.1
Earnings before income taxes	$177.5	$(3.9)	$(4.7)	$168.9
Income tax expense	35.1	(5.7)	(1.2)	28.2
Net income	$142.4	$1.8	$(3.5)	$140.7
Attributable to:
Equity holders of the Company	$139.4	$1.8	$(3.5)	$137.7
Non-controlling interests	3.0	-	-	3.0
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	$0.54	$-	$(0.01)	$0.53
Weighted average number of
shares outstanding (basic)	259.0	-	-	259.0
Weighted average number of
shares outstanding (diluted)	259.4	-	-	259.4

Summary reconciliation of comprehensive income

Year ended March 31, 2013	As currently	IFRS 11	IAS 19
(amounts in millions)	reported	Adjustment	Adjustment	Amended
Net income	$142.4	$1.8	$(3.5)	$140.7
Foreign currency translation	$2.5	$-	$-	$2.5
Net changes in cash flow hedge	(9.2)	0.8	-	(8.4)
Defined benefit plan actuarial losses	(22.5)	-	3.6	(18.9)
Other comprehensive loss	$(29.2)	$0.8	$3.6	$(24.8)
Total comprehensive income	$113.2	$2.6	$0.1	$115.9
Attributable to:
Equity holders of the Company	$110.1	$2.6	$0.1	$112.8
Non-controlling interests	3.1	-	-	3.1
	$113.2	$2.6	$0.1	$115.9

Summary reconciliation of statement of cash flows

Year ended March 31, 2013	As currently	IFRS 11	IAS 19
(amounts in millions)	reported	Adjustment	Adjustment	Amended
Cash provided by operating activities	$204.1	$(49.6)	$-	$154.5
Cash used in investing activities	(504.9)	71.2	-	(433.7)
Cash provided by financing activities	306.7	(22.2)	-	284.5

CAE Annual Report 2013 | 75

Notes to the Consolidated Financial Statements

NOTE 3 – BUSINESS COMBINATIONS

Fiscal 2013 acquisitions

During fiscal 2013, the Company entered into two business combination transactions for a total purchase consideration of $304.0 million.

An amount of $6.0 million of acquisition-related costs was included in restructuring, integration and acquisition costs in the consolidated income statement for the year ended March 31, 2013.

Oxford Aviation Academy Luxembourg S.à r.l.

In May 2012, the Company acquired 100% of the shares of Oxford Aviation Academy Luxembourg S.à r.l. (OAA), a provider of aviation training and crew sourcing services. This acquisition strengthens CAE’s leadership and global reach in civil aviation training by increasing its training centre footprint, growing its flight academy network and extending its portfolio aviation training solutions and aircraft crew sourcing services.

The determination of the fair value for the above acquisition of the net identifiable assets acquired and liabilities assumed is included in the following table. The fair value of the acquired identifiable intangible assets is $71.3 million (including trade names and customer relationships) and goodwill is $142.4 million. The goodwill arising from the acquisition of OAA is attributable to the advantages gained, which include:

  Synergies from combining CAE’s operations and OAA’s operations;

  Broadening of CAE’s portfolio by extending into pilot and maintenance crew sourcing via Parc Aviation;

  An experienced workforce with subject matter expertise.

The fair value of the acquired accounts receivable was $28.2 million. Gross contractual amounts receivable amount to $29.6 million, of which $1.4 million has been provisioned in the allowance for doubtful accounts.

The revenue and segment operating income included in the consolidated income statement from OAA since the acquisition date is $245.1 million and $12.7 million respectively. Had OAA been consolidated from April 1, 2012, the consolidated income statement would have shown additional revenue and segment operating income from OAA of $39.0 million and $0.9 million respectively. These pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by the Company. The amounts are provided as supplemental information and are not indicative of the Company’s future performance.

Advanced Medical Technologies, LLC (Blue PhantomTM)

In November 2012, the Company acquired Advanced Medical Technologies, LLC (Blue Phantom) which specializes in the design, development and sales of hands-on training models for ultrasound simulation training. This acquisition enables CAE to expand its healthcare simulation business by integrating tissue-based simulation into its product offerings as well as enhancing its human patient simulators and its line of computer based ultrasound simulators.

The determination of the fair value for the above acquisition of the net identifiable assets acquired and liabilities assumed is included in the following table. The fair value of the acquired identifiable intangible assets is $10.0 million (including trade name, technology, intellectual property and customer relationships) and goodwill is $9.7 million. The goodwill arising from the acquisition of Blue Phantom is attributable to the advantages gained, which include:

  Expansion of CAE’s healthcare product line by integrating tissue-based simulation into its product offerings;

  Projected future growth of the Blue Phantom product line.

The fair value and the gross contractual amounts of the acquired accounts receivable was $1.1 million.

The revenue and segment operating income included in the consolidated income statement from Blue Phantom since the acquisition date is $2.1 million and $1.4 million respectively. Had Blue Phantom been consolidated from April 1, 2012, the consolidated income statement would have shown additional revenue and segment operating income of $4.2 million and $2.9 million respectively. These pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by the

Company. The amounts are provided as supplemental information and are not indicative of the Company’s future performance.

Other

Adjustments to the determination of net identifiable assets acquired and liabilities assumed for fiscal 2012 acquisitions was also completed during the period which included a net decrease to goodwill of $2.3 million and a net increase to intangible assets of $2.8 million.

76	| CAE Annual Report 2013

	Notes to the Consolidated Financial Statements

Net assets acquired and liabilities assumed arising from the acquisitions are as follows:

As at March 31			Total	Total
(amounts in millions)	OAA	Other	2013	2012
Current assets (1)	$35.9	$1.1	$37.0	$17.8
Current liabilities	(90.4)	(0.1)	(90.5)	(19.7)
Property, plant and equipment	151.0	0.1	151.1	3.3
Other assets	-	-	-	20.6
Intangible assets	71.3	10.0	81.3	39.7
Goodwill (2)	142.4	9.7	152.1	99.1
Deferred income taxes	(7.5)	-	(7.5)	(8.1)
Long-term debt	(16.1)	-	(16.1)	-
Non-current liabilities	(18.1)	-	(18.1)	(26.1)
Fair value of the net assets acquired, excluding cash position
at acquisition	$268.5	$20.8	$289.3	$126.6
Cash and cash equivalents in subsidiary acquired	14.6	0.1	14.7	4.8
Total purchase consideration (3)	$283.1	$20.9	$304.0	$131.4
Purchase price payable	(3.8)	(0.9)	(4.7)	(0.3)
Other	-	-	-	(0.3)
Total purchase consideration settled in cash	$279.3	$20.0	$299.3	$130.8
Additional consideration related to previous fiscal year's acquisitions	-	0.7	0.7	-
Total cash consideration	$279.3	$20.7	$300.0	$130.8

(1) Excluding cash on hand
(2) The goodwill includes $9.7 million that is deductible for tax purposes.
(3) Total purchase consideration in relation to OAA acquisition includes an amount of $279.3 million paid to former OAA shareholders to repay debt.

The net assets, including goodwill, of OAA are included in the Training & Services/Civil segment. The net assets, including goodwill, of Blue Phantom are included in the New Core Markets segment.

CAE Annual Report 2013 | 77

Notes to the Consolidated Financial Statements

NOTE 4 – INVESTMENTS IN JOINT VENTURES

During fiscal 2013, the Company entered into one new joint venture arrangement to form Rotorsim USA LLC. See Note 33 for a complete list of the Company’s investments in joint ventures.

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint ventures’ operations are focused on providing civil and military aviation training and related services.

The following table summarizes the financial information of the Company's investment in joint ventures:

(amounts in millions)	2013	2012
Assets
Current assets	$83.4	$74.4
Property, plant and equipment and other non-current assets	378.8	315.6
Liabilities
Current liabilities	74.7	53.8
Long-term debt (including current portion)	136.5	113.9
Deferred gains and other non-current liabilities	8.8	9.5

(amounts in millions)	2013	2012
Earnings information
Revenue	$134.3	$111.5
Net income	34.8	28.9
Segmented operating income
TS/C	28.1	23.8
SP/M	1.0	2.1
TS/M	15.0	12.4

There are no contingent liabilities relating to the Company’s interests in the joint ventures and no contingent liabilities from the joint ventures themselves.

The Company’s share of the capital commitments from the joint ventures themselves amount to $56.2 million as at March 31, 2013 (2012 – $84.7 million).

78	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

NOTE 5 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated statement of financial position net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable were as follows:

(amounts in millions)	2013	2012
Past due trade receivables not impaired
1-30 days	$44.9	$30.1
31-60 days	19.1	10.2
61-90 days	15.3	8.5
Greater than 90 days	47.7	33.5
Total	$127.0	$82.3
Allowance for doubtful accounts	(11.0)	(7.6)
Current trade receivables	156.2	121.6
Accrued receivables	73.3	48.2
Receivables from related parties (Note 34)	12.4	23.4
Other receivables	41.6	40.5
Total accounts receivable	$399.5	$308.4

Changes in the allowance for doubtful accounts were as follows:

(amounts in millions)	2013	2012
Allowance for doubtful accounts, beginning of year	$(7.6)	$(6.0)
Additions	(7.2)	(6.2)
Amounts charged off	2.3	2.4
Unused amounts reversed	1.6	2.0
Exchange differences	(0.1)	0.2
Allowance for doubtful accounts, end of year	$(11.0)	$(7.6)

NOTE 6 – INVENTORIES
(amounts in millions)	2013	2012
Work in progress	$101.7	$99.2
Raw materials, supplies and manufactured products	84.9	53.9
	$186.6	$153.1

The amount of inventories recognized as cost of sales was as follows:

(amounts in millions)	2013	2012
Work in progress	$58.8	$72.6
Raw materials, supplies and manufactured products	40.6	34.3
	$99.4	$106.9

Write-downs of inventories in the amount of $0.7 million were made during fiscal 2013 (2012 – $1.4 million).

CAE Annual Report 2013 | 79

Notes to the Consolidated Financial Statements

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

		Buildings		Machinery	Aircraft and	under	Assets
		and		and	aircraft	finance	under
(amounts in millions)	Land improvements		Simulators	equipment	engines	lease	construction	Total
Net book value at March 31, 2011	$23.5	$175.0	$701.0	$55.1	$12.9	$144.2	$99.3	$1,211.0
Additions	6.5	22.2	45.1	14.6	0.6	-	76.7	165.7
Acquisition of subsidiaries	-	0.7	1.5	1.1	-	-	0.1	3.4
Acquisition of joint venture	-	-	20.3	-	-	-	5.9	26.2
Disposals	-	-	(24.1)	-	(0.1)	-	-	(24.2)
Depreciation	-	(14.1)	(44.6)	(15.6)	(3.3)	(14.7)	-	(92.3)
Impairment (Note 21)	-	(0.5)	-	-	-	-	-	(0.5)
Transfers and others	-	1.9	43.0	1.1	1.8	(6.2)	(45.3)	(3.7)
Exchange differences	0.1	0.9	6.2	(0.5)	(0.2)	2.4	(0.8)	8.1
Net book value at March 31, 2012	$30.1	$186.1	$748.4	$55.8	$11.7	$125.7	$135.9	$1,293.7
Additions	-	26.2	79.3	5.3	1.0	-	44.0	155.8
Acquisition of subsidiaries	-	11.7	91.1	2.9	12.8	32.6	-	151.1
Acquisition of joint ventures	-	-	7.2	-	-	-	-	7.2
Disposals	-	(1.0)	(5.1)	-	(0.1)	-	-	(6.2)
Depreciation	-	(14.0)	(59.4)	(12.7)	(2.3)	(19.2)	-	(107.6)
Transfers and others	-	(0.2)	27.5	(1.5)	(2.4)	(2.7)	(22.5)	(1.8)
Exchange differences	(0.2)	(0.7)	1.4	(0.4)	0.2	3.7	2.4	6.4
Net book value at March 31, 2013	$29.9	$208.1	$890.4	$49.4	$20.9	$140.1	$159.8	$1,498.6

						Assets
		Buildings		Machinery	Aircraft and	under	Assets
		and		and	aircraft	finance	under
(amounts in millions)	Land improvements		Simulators	equipment	engines	lease	construction	Total
Cost	$30.1	$305.6	$946.7	$198.2	$20.8	$246.4	$135.9	$1,883.7
Accumulated depreciation	-	(119.5)	(198.3)	(142.4)	(9.1)	(120.7)	-	(590.0)
Net book value at March 31, 2012	$30.1	$186.1	$748.4	$55.8	$11.7	$125.7	$135.9	$1,293.7
Cost	$29.9	$340.6	$1,142.3	$200.9	$31.0	$280.5	$159.8	$2,185.0
Accumulated depreciation	-	(132.5)	(251.9)	(151.5)	(10.1)	(140.4)	-	(686.4)
Net book value at March 31, 2013	$29.9	$208.1	$890.4	$49.4	$20.9	$140.1	$159.8	$1,498.6

As at March 31, 2013, the average remaining amortization period for full-flight simulators is 14 years (2012 ± 15 years).

As at March 31, 2013, bank borrowings are collateralized by property, plant and equipment for a value of $149.0 million (2012 ± $113.7 million).

80	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

Assets under finance lease, with lease terms between 3 and 21 years, include simulators, buildings and machinery and equipment, as follows:

(amounts in millions)						2013	2012
Simulators
Cost						$245.6	$211.8
Accumulated depreciation						(128.5)	(110.5)
Net book value						$117.1	$101.3
Buildings
Cost						$34.3	$34.0
Accumulated depreciation						(11.3)	(9.6)
Net book value						$23.0	$24.4
Machinery and equipment
Cost						$0.6	$0.6
Accumulated depreciation						(0.6)	(0.6)
Net book value						$-	$-
Total net book value						$140.1	$125.7

As at March 31, 2013, the net book value of simulators leased out to third parties is $22.3 million (2012 t $5.4 million).

NOTE 8 – INTANGIBLE ASSETS

		Capitalized		ERP and		Other
		development	Customer	other		intangible
(amounts in millions)	Goodwill	costs	relationships	software	Technology	assets	Total
Net book value at March 31, 2011	$195.1	$45.2	$47.5	$45.4	$25.0	$17.6	$375.8
Additions – internal development	-	42.8	-	17.3	-	0.2	60.3
Additions – acquired separately	-	-	0.2	-	-	1.1	1.3
Acquisition of subsidiaries	99.1	1.4	20.9	0.1	12.3	5.0	138.8
Amortization	-	(5.7)	(8.1)	(5.3)	(3.4)	(3.5)	(26.0)
Impairment (Note 21)	-	(3.3)	(1.3)	(0.2)	-	-	(4.8)
Transfers and others	-	(8.2)	1.1	0.1	(6.5)	(3.3)	(16.8)
Exchange differences	3.9	0.1	0.1	(0.1)	0.3	0.3	4.6
Net book value at March 31, 2012	$298.1	$72.3	$60.4	$57.3	$27.7	$17.4	$533.2
Additions – internal development	-	49.6	-	19.4	-	0.1	69.1
Additions – acquired separately	-	-	6.5	-	-	-	6.5
Acquisition of subsidiaries	149.8	0.8	63.7	1.1	0.8	17.7	233.9
Amortization	-	(9.3)	(12.9)	(9.5)	(3.9)	(3.2)	(38.8)
Transfers and others	-	(8.1)	0.8	(2.7)	-	-	(10.0)
Exchange differences	4.1	0.2	0.8	-	0.1	0.1	5.3
Net book value at March 31, 2013	$452.0	$105.5	$119.3	$65.6	$24.7	$32.1	$799.2

		Capitalized		ERP and		Other
		development	Customer	other		intangible
(amounts in millions)	Goodwill	costs	relationships	software	Technology	assets	Total
Cost	$298.1	$106.7	$79.7	$95.7	$41.0	$32.3	$653.5
Accumulated depreciation	-	(34.4)	(19.3)	(38.4)	(13.3)	(14.9)	(120.3)
Net book value at March 31, 2012	$298.1	$72.3	$60.4	$57.3	$27.7	$17.4	$533.2
Cost	$452.0	$149.2	$151.5	$117.8	$41.9	$50.6	$963.0
Accumulated depreciation	-	(43.7)	(32.2)	(52.2)	(17.2)	(18.5)	(163.8)
Net book value at March 31, 2013	$452.0	$105.5	$119.3	$65.6	$24.7	$32.1	$799.2

For the year ended March 31, 2013, amortization of $29.1 million (2012 – $19.7 million) has been recorded in cost of sales, $8.2 million (2012 – $5.4 million) in research and development expenses, $1.5 million (2012 – $0.9 million) in selling, general and administrative expenses and nil (2012 – nil) was capitalized.

As at March 31, 2013, the average remaining amortization period for the capitalized development costs is 5 years (2012 – 6 years).

CAE Annual Report 2013 | 81

Notes to the Consolidated Financial Statements

The Company has no indefinite life intangible assets other than goodwill.

The carrying amount of goodwill allocated to the Company's CGUs per operating segment is as follows:

(amounts in millions)	2013	2012
TS/C	$176.5	$32.3
SP/M	103.9	103.1
TS/M	37.6	37.2
NCM	134.0	125.5
Total goodwill	$452.0	$298.1

NOTE 9 – OTHER ASSETS

(amounts in millions)			2013	2012
Restricted cash			$9.2	$9.8
Prepaid rent to a portfolio investment			77.5	85.4
Investment in a portfolio investment			1.3	1.3
Advances to related parties			33.9	26.7
Deferred financing costs, net of accumulated amortization of $21.4 (2012 – $20.6)			4.2	3.1
Non-current receivables			58.4	42.3
Other, net of accumulated amortization of $11.5 (2012 – $10.6)			16.8	8.8
			$201.3	$177.4

Finance lease receivables
The present value of future minimum lease payment receivables, included in the non-current receivables is as follows:

(amounts in millions)			2013	2012
Gross investment in finance lease contracts			$53.3	$13.6
Less: unearned finance income			22.9	2.7
Less: discounted unguaranteed residual values of leased assets			0.5	-
Present value of future minimum lease payment receivables			$29.9	$10.9

Future minimum lease payments from investments in finance lease contracts to be received are as follows:

(amounts in millions)		2013		2012
		Present value of		Present value of
	Gross future minimum		Gross future minimum
Investment		lease payments	Investment lease payments
No later than 1 year	$1.4	$0.9	$1.2	$0.8
Later than 1 year and no later than 5 years	7.6	2.4	4.8	3.5
Later than 5 years	44.3	26.6	7.6	6.6
	$53.3	$29.9	$13.6	$10.9

82	| CAE Annual Report 2013

	Notes to the Consolidated Financial Statements

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
(amounts in millions)	2013	2012
Accounts payable trade	$299.8	$272.8
Accrued liabilities	246.1	216.6
Amounts due to related parties (Note 34)	12.6	5.4
Deferred revenue	123.4	88.7
Current portion of royalty obligations	13.6	14.1
	$695.5	$597.6

NOTE 11 – CONTRACTS IN PROGRESS

The amounts recognized in the consolidated statement of financial position correspond, for each construction contract, to the aggregate amount of costs incurred plus recognized profits (less recognized losses), less progress billings and amounts sold.

(amounts in millions)	2013	2012
Contracts in progress: assets	$247.3	$245.8
Contracts in progress: liabilities	(117.9)	(104.6)
Contracts in progress: net assets	$129.4	$141.2

These amounts correspond to:

(amounts in millions)	2013	2012
Aggregate amount of costs incurred plus recognized
profits (less recognized losses) to date	$3,052.3	$2,716.3
Less: progress billing	2,919.8	2,569.9
Less: amounts sold	3.1	5.2
Contracts in progress: net assets	$129.4	$141.2

Advances received from customers on construction contracts related to work not yet commenced amounts to $1.6 million at March 31, 2013 (2012 – $0.3 million).

Construction contracts revenue recognized in fiscal 2013 amounts to $784.9 million (2012 – $761.1 million).

CAE Annual Report 2013 | 83

Notes to the Consolidated Financial Statements

NOTE 12 – PROVISIONS

Restoration and simulator removal

In certain situations, simulators are installed at locations that are not owned by the Company. In some of these cases, the Company has an obligation to dismantle and remove the simulators from these sites and to restore the location to its original condition. A provision is recognized for the present value of estimated costs to be incurred to dismantle and remove the simulators from these sites and restore the location. The provision also includes amounts relating to leased land and building where restoration costs are contractually required at the end of the lease. Where such costs arise as a result of capital expenditure on the leased asset, the restoration costs are also capitalized.

Restructuring

Restructuring costs consist mainly of severances and other related costs.

Legal claims

The amount represents a provision for certain legal claims brought against the Company. The corresponding charge is recognized in the consolidated income statement within selling, general and administrative expenses. In Management’s opinion, the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided at March 31, 2013.

Warranties

A provision is recognized for expected warranty claims on products sold in the last two years, based on past experience of the level of repairs and returns. It is expected that most of these costs will be incurred in the next financial year and all will have been incurred within two to five years of the consolidated statement of financial position date. Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about returns based on the warranty period of products sold.

Changes in provisions are as follows:
				Contingent
	Restoration			liabilities arising
	and simulator	Restructuring	Legal	on business		Other
(amounts in millions)	removal	(Note 23)	claims	Warranties combinations		provisions	Total
Total provisions, beginning of year	$0.9	$0.7	$1.6	$11.1	$9.0	$4.3	$27.6
Additions including increases
to existing provisions	4.0	55.1	4.4	8.3	-	7.2	79.0
Amounts used	(0.3)	(28.1)	(0.8)	(9.8)	(1.0)	(2.3)	(42.3)
Unused amounts reversed	-	-	-	(1.2)	(6.1)	(0.2)	(7.5)
Changes in the
discounted amount	-	-	-	-	0.3	0.1	0.4
Exchange differences	(0.1)	0.4	-	-	-	-	0.3
Total provisions, end of year	$4.5	$28.1	$5.2	$8.4	$2.2	$9.1	$57.5
Less: current portion	0.7	28.1	4.7	8.4	0.4	6.9	49.2
Long-term portion	$3.8	$-	$0.5	$-	$1.8	$2.2	$8.3

84	| CAE Annual Report 2013

	Notes to the Consolidated Financial Statements

NOTE 13 – DEBT FACILITIES
Long-term debt, net of transaction costs is as follows:

(amounts in millions)	2013	2012
Total recourse debt	$1,089.4	$678.1
Total non-recourse debt (1)	120.6	143.5
Total long-term debt	$1,210.0	$821.6
Less:
Current portion of long-term debt	86.1	113.6
Current portion of finance leases	26.9	22.4
	$1,097.0	$685.6

(1) Non-recourse debt is a debt in a subsidiary for which recourse is limited to the assets, equity, interest and undertaking of such subsidiary and not CAE Inc.

Details of the recourse debt are as follows:

(amounts in millions)		2013	2012
(i)	Senior notes ($125.0 and US$225.0 maturing between December 2019 and December 2027), floating
	interest rate based on bankers’ acceptances rate plus a spread on $50.0 and interest rate ranging from
	3.59% and 4.15% for remaining $75.0 and US$225.0	$353.5	$-
(ii)	Senior notes (US$33.0 matured in June 2012), fixed interest rate of 7.76% payable semi-annually in June
	and December	-	33.3
(iii)	Senior notes ($15.0 and US$45.0 maturing in June 2016 and US$60.0 maturing in June 2019), average
	blended rate of 7.15% payable semi-annually in June and December	119.0	119.7
(iv)	Senior notes (US$100.0 maturing in August 2021 and US$50.0 maturing in August 2026), average
	blended rate of 4.47% payable semi-annually in August and February	152.3	149.9
(v)	Revolving unsecured term credit facilities maturing in April 2017 (US$550.0)	67.5	13.3
(vi)	Obligations under finance lease commitments, with various maturities from October 2013 to October
	2036, interest rates from 3.11% to 10.68%	142.5	142.9
(vii)	Term loan maturing in June 2014 (outstanding as at March 31, 2013 – US$7.7 and £3.2, as at
	March 31, 2012 – US$13.2 and £5.4)	12.4	21.3
	Term loan maturing in June 2018 (outstanding as at March 31, 2013 – US$43.2 and £8.5, as at
	March 31, 2012 – US$43.2 and £8.5)	55.2	54.7
	Combined coupon rate of post-swap debt of 6.92% (2012 – 7.90%)
(viii)	R&D obligation from a government agency maturing in July 2029	97.5	58.3
(ix)	Term loan, maturing in December 2017 (outstanding as at March 31, 2013 – €6.7, as at March 31, 2012 –
	€7.9), floating interest rate with a floor of 2.50%	8.6	10.5
(x)	Term loan maturing in January 2020 (outstanding as at March 31, 2013 – €4.4, as at March 31, 2012 –
	€4.9), floating interest rate of EURIBOR plus a spread	5.5	6.1
(xi)	Credit facility maturing in January 2015 (outstanding as at March 31, 2013 – $2.2 and INR 349.2, as at
	March 31, 2012 – $2.1 and INR 384.2), bearing interest based on floating interest rates in India prevailing
	at the time of each drawdown	8.7	9.6
(xii)	Term loans maturing between October 2020 and March 2023 (outstanding as at March 31, 2013 –
	US$28.4, as at March 31, 2012 – US$17.1) bearing interest at a mix of fixed rate and floating rate plus
	spread	28.8	17.1
(xiii)	Other debt, with various maturities from April 2013 to March 2024, average interest rate of approximately
	2.69%	37.9	41.4
Total recourse debt, net amount		$1,089.4	$678.1

(i)	Represents senior unsecured notes for $125.0 million and US$225.0 million by way of a private placement.
(ii)

Represents unsecured senior notes for US$33.0 million by way of a private placement. These unsecured senior notes rank equally with term bank financings. The Company has entered into an interest rate swap agreement converting the fixed interest rate into the equivalent of a three-month LIBOR borrowing rate plus 3.6%.

(iii)	Represents unsecured senior notes for $15.0 million and US$105.0 million by way of a private placement.
(iv)	Represents unsecured senior notes for US$150.0 million by way of a private placement.

CAE Annual Report 2013 | 85

Notes to the Consolidated Financial Statements

(v)

Effective June 29, 2012, the Company amended its revolving unsecured term credit facilities to extend the maturity date from April 2015 to April 2017, and to increase the available facility amount from US$450.0 million to US$550.0 million at more favourable terms with an option, subject to the lender’s consent, to increase to a total amount of up to US$850.0 million. The facility has covenants requiring a minimum fixed charge coverage and a maximum debt coverage. The applicable interest rate on this revolving term credit facility is at the option of the Company, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. The spread over prime has been reduced to reflect current market pricing.

(vi)

These finance leases relate to the leasing of various buildings, simulators, machinery and equipment. Through the acquisition of OAA, the Company assumed leases for several simulators located in Europe. These leases are classified as finance leases and represent finance lease obligations of $18.4 million as at March 31, 2013, with implicit lease rates ranging from approximately 4.30% to 10.18%.

During fiscal 2013, the Company exercised repurchase options in the amounts of US$6.9 million and €1.6 million for two simulators previously accounted for as finance leases, resulting in a reduction in the Company’s obligations under finance leases.

(vii)	Represents senior financing for two civil aviation training centres. Tranche A is repaid in quarterly instalments of principal and interest while Tranche B begins quarterly amortization in July 2014.
(viii)

Represents an interest-bearing long-term obligation from the Government of Canada for its participation in Project Falcon, an R&D program that will continue until the end of fiscal 2014, for a maximum amount of $250.0 million. The aggregate amount recognized at the end of fiscal 2013 was $200.8 million (2012 – $141.4 million) (see Note 1). The discounted value of the debt recognized amounted to $97.5 million as at March 31, 2013 (2012 – $58.3 million).

(ix)	Represents the Company’s proportionate share of the debt in Rotorsim S.r.l., totalling $8.7 million (€6.7 million) (2012 – $10.6 million (€7.9 million)).
(x)	Represents a loan agreement of $5.7 million (€4.4 million) (2012 – $6.4 million (€4.8 million)) for the financing of one of the
Company’s subsidiaries.
(xi)

Represents the financing facility for certain of the Company’s operations in India. The financing facility is comprised of a term loan of up to $8.8 million (INR 470.0 million) and working capital facilities of up to an aggregate of $2.3 million (INR 125.0 million). Drawdowns can be made in INR or any other major currencies acceptable to the lender.

(xii)	Represents various term loans maturing between October 2020 and March 2023 to finance simulators deployed in the Middle East.
(xiii)

Other debts include an unsecured facility for the financing of the cost of establishment of an ERP system. The facility is repayable with monthly repayments over a term of seven years beginning at the end of the first month following each quarterly disbursement. Other debts also include bonds for which $31.3 million (2012 – $30.8 million) of letters of credit have been issued to support the bonds for the outstanding amount of the loans. Combined interest rate for these bonds is 2.15% (2012 – 2.45%).

Details of the non-recourse debt are as follows:

(amounts in millions)		2013	2012
(i)	Term loan of £12.7 collateralized, maturing in October 2016 (outstanding as at March 31, 2013 – £1.3, as
	at March 31, 2012 – £1.9), interest rate of approximately LIBOR plus 0.95%	$2.1	$3.0
(ii)	Term loan maturing in December 2019 (outstanding as at March 31, 2013 – €34.4, as at March 31, 2012 –
	€39.1), interest rate at EURIBOR rate swapped to a fixed rate of 4.97%	44.5	51.5
(iii)	Term loans with various maturities to March 2018 (outstanding as at March 31, 2013 – US$31.2 and
	¥92.0, as at March 31, 2012 – US$23.8 and ¥29.4)	46.7	28.4
(iv)	Term loan maturing in September 2025 collateralized (outstanding as at March 31, 2013 – US$21.1, as at
	March 31, 2012 – US$21.1), fixed interest rate of 10.35% after effect of USD-Indian Rupees cross
	currency swap agreement	20.8	20.4
(v)	Term loan maturing in January 2020 (outstanding as at March 31, 2013 – US$2.7, as at March 31, 2012 –
	US$3.1), floating interest rate	2.8	3.1
(vi)	Agreement for the sale of certain accounts receivable and contracts in progress: assets	-	37.1
(vii)	Term loan of US$48.0 collateralized, maturing in March 2028 (outstanding as at March 31, 2013 –
	US$4.0), interest rate of approximately LIBOR plus 2.50%	3.7	-
Total non-recourse debt, net amount		$120.6	$143.5

86	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

(i)

The credit facility to finance the Company’s MSH program for the MoD in the U.K., includes a term loan that is collateralized by the project assets of the subsidiary and a bi-annual repayment that is required until 2016. The Company has entered into an interest rate swap totalling £1.1 million as at March 31, 2013 (2012 – £1.6 million) fixing the interest rate at 6.31%. The book value of the assets pledged as collateral for the credit facility as at March 31, 2013 is £73.2 million (2012 – £83.0 million).

(ii)	Represents the Company’s proportionate share of the German NH90 project. The total amount available for the project under the facility is €182.7 million.
(iii)

Represents the Company’s proportionate share of term debt for the acquisition of simulators and expansion of the building for its joint venture in Zhuhai Xiang Yi Aviation Technology Company Limited. Borrowings are denominated in U.S. dollars and Chinese Yuan Renminbi (¥). The U.S. dollar-based borrowings bear interest on a floating rate basis of U.S. LIBOR plus a spread ranging from 0.50% to 4.50% and have maturities between December 2013 and March 2018. The ¥ based borrowings bear interest at the local rate of interest with final maturities between December 2013 and December 2015.

(iv)

Represents the Company’s proportionate share of the US$42.1 million senior collateralized non-recourse financing for the HATSOFF Helicopter Training Private Limited (Hatsoff) joint venture. The debt begins semi-annual amortization in September 2013.

(v)	Represents the Company’s proportionate share in a term loan to finance the Emirates-CAE Flight Training LLC, a joint venture.
(vi)	Represents an agreement with financial institutions to sell undivided interests in certain of our contracts in progress: assets through its current financial assets program.

(vii)

Represents collateralized non-recourse financing for a term loan to finance CAE Brunei Multi Purpose Training Centre Sdn Bhd (MPTC), a joint venture. MPTC may also avail an additional amount of up to US$12.0 million in the form of letters of credit.

Payments required in each of the next five fiscal years to meet the retirement provisions of the long-term debt and face values of finance leases are as follows:

	Long-term	Finance
(amounts in millions)	debt	leases	Total
2014	$87.5	$26.9	$114.4
2015	39.6	22.2	61.8
2016	91.2	14.6	105.8
2017	96.0	8.7	104.7
2018	43.5	8.7	52.2
Thereafter	715.9	61.4	777.3
	$1,073.7	$142.5	$1,216.2

As at March 31, 2013, CAE is in compliance with all of its financial covenants, except for Hatsoff, a joint venture between CAE and Hindustan Aeronautics Limited, which is in breach of certain covenants and has defaulted on a portion of an interest payment in the amount of US$1.4 million on its debt. As at March 31, 2013, the portion of the non-recourse debt outstanding attributable to CAE’s equity stake is $20.8 million and has been reclassified as current on the Company’s consolidated statement of financial position.

Hatsoff management is in discussion with the financial institution for resolution of the breach and default.

Short-term debt

The Company no longer has an unsecured and uncommitted bank line of credit available in euros (2012 – $2.7 million), of which nil was used as at March 31, 2012. The line of credit bore interest at a euro base rate.

Finance lease commitments

The present value of future finance lease commitments, included in debt facilities is as follows:

(amounts in millions)	2013	2012
Future finance lease commitments	$142.5	$142.9
Less: Future finance charges on finance leases	38.3	41.3
Net investment in finance lease contracts	$104.2	$101.6
Less: Discounted guaranteed residual values of leased assets	7.3	6.5
Present value of future minimum lease payments	$96.9	$95.1

CAE Annual Report 2013 | 87

Notes to the Consolidated Financial Statements

Future minimum lease payments for finance lease commitments are as follows:

(amounts in millions)		2013		2012
	Future	Present value of	Future	Present value of
	finance lease	future minimum	finance lease	future minimum
	commitments	lease payments	commitments	lease payments
No later than 1 year	$26.9	$26.2	$22.4	$21.6
Later than 1 year and no later than 5 years	54.2	46.6	56.3	47.9
Later than 5 years	61.4	24.1	64.2	25.6
	$142.5	$96.9	$142.9	$95.1

NOTE 14 – GOVERNMENT ASSISTANCE

The Company has signed agreements with various governments whereby the latter share in the cost, based on expenditures incurred by the Company, of certain R&D programs for modeling and simulation, visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications, as well as for the new markets of simulation-based training in healthcare and mining.

During fiscal 2009, the Company announced that it will invest up to $714 million in Project Falcon, an R&D program that will continue over five years. The goal of Project Falcon is to expand the Company’s modeling and simulation technologies, develop new ones and increase its capabilities beyond training into other areas of the aerospace and defence market, such as analysis and operations. Concurrently, the Government of Canada agreed to participate in Project Falcon through a repayable investment of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI), which supports strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries (see Notes 1 and 13 for an explanation of the royalty obligation and debt).

During fiscal 2010, the Company announced that it will invest up to $274 million in Project New Core Markets, an R&D program extending over seven years. The aim is to leverage CAE’s modeling, simulation and training services expertise into the new markets of healthcare and mining. The Québec government agreed to participate up to $100 million in contributions related to costs incurred before the end of fiscal 2016.

The following table provides aggregate information regarding contributions recognized and amounts not yet received for the projects Falcon and New Core Markets:

(amounts in millions)	2013	2012
Outstanding contribution receivable, beginning of year	$8.3	$12.9
Contributions	29.4	42.8
Payments received	(31.9)	(47.4)
Outstanding contribution receivable, end of year	$5.8	$8.3

Aggregate information about programs
The aggregate contributions recognized for all programs are as follows:

(amounts in millions)	2013	2012
Contributions credited to capitalized expenditures:
Project Falcon	$6.4	$7.5
Project New Core Markets	3.7	11.4
Contributions credited to income:
Project Falcon	$17.6	$20.9
Project New Core Markets	1.7	3.0
Total contributions:
Project Falcon	$24.0	$28.4
Project New Core Markets	5.4	14.4

There are no unfulfilled conditions or unfulfilled contingencies attached to these government contributions.

88	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

NOTE 15 – EMPLOYEE BENEFITS OBLIGATIONS

Defined benefit plans

The Company has two registered funded defined benefit pension plans in Canada (one for employees and one for designated executives) that provide benefits based on length of service and final average earnings. The Company also maintains a funded pension plan for employees in the Netherlands, in the United Kingdom and two in Norway that provides benefits based on similar provisions.

In addition, the Company maintains a supplemental plan in Canada, two in Germany (CAE Elektronik GmbH plan and CAE Beyss GmbH plan (Beyss)) and two in Norway to provide defined benefits based on length of service and final average earnings. These supplemental plans are the sole obligation of the Company, and there is no requirement to fund them. However, the Company is obligated to pay the benefits when they become due. As at March 31, 2013, the supplemental defined benefits pension obligations are $59.7 million (2012 – $57.1 million) and the Company has issued letters of credit totalling $54.3 million (2012 – $53.7 million) to collateralize these obligations under the Canadian supplemental plan.

Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equities, government and corporate bonds.

In fiscal 2013, in the acquisition of OAA, the Company assumed two pension plans resulting in additional pension obligations of $2.3 million and additional plan assets of $1.7 million.

The employee benefits obligations are as follows:

(amounts in millions)					2013	2012
Funded defined benefits pension obligations					$377.7	$320.4
Fair value of plan assets					301.3	263.2
Funded defined benefits pension obligations – net					76.4	57.2
Supplemental defined benefits pension obligations					59.7	57.1
Unrecognized past service costs					-	(0.1)
Employee benefits obligations					$136.1	$114.2

The changes in the funded defined pension obligations and the fair value of plan assets are as follows:

(amounts in millions)			2013			2012
Canadian		Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$279.4	$41.0	$320.4	$217.7	$37.2	$254.9
Current service cost	13.6	1.6	15.2	8.5	1.0	9.5
Interest cost	13.3	1.7	15.0	12.6	1.8	14.4
Employee contributions	3.6	0.3	3.9	2.0	0.3	2.3
Actuarial loss	37.2	1.3	38.5	48.9	2.7	51.6
Pension benefits paid	(11.1)	(0.6)	(11.7)	(10.3)	(0.6)	(10.9)
Business combination	-	2.3	2.3	-	-	-
Curtailments	(2.1)	-	(2.1)	-	-	-
Settlements	(3.0)	-	(3.0)	-	(0.5)	(0.5)
Exchange differences	-	(0.8)	(0.8)	-	(0.9)	(0.9)
Pension obligations, end of year	$330.9	$46.8	$377.7	$279.4	$41.0	$320.4
Fair value of plan assets, beginning of year	228.6	34.6	263.2	206.4	32.4	238.8
Expected return on plan assets	15.4	1.4	16.8	14.9	1.7	16.6
Actuarial gain (loss)	4.5	3.3	7.8	(4.9)	0.7	(4.2)
Employer contributions	22.5	2.2	24.7	20.5	1.2	21.7
Employee contributions	3.6	0.3	3.9	2.0	0.3	2.3
Pension benefits paid	(11.1)	(0.6)	(11.7)	(10.3)	(0.6)	(10.9)
Business combination	-	1.7	1.7	-	-	-
Settlements	(4.3)	-	(4.3)	-	(0.3)	(0.3)
Exchange differences	-	(0.8)	(0.8)	-	(0.8)	(0.8)
Fair value of plan assets, end of year	$259.2	$42.1	$301.3	$228.6	$34.6	$263.2

The actual return on plan assets was $24.6 million in fiscal 2013 (2012 – $12.4 million).

CAE Annual Report 2013 | 89

Notes to the Consolidated Financial Statements

The changes in the supplemental arrangements pension obligations are as follows:

(amounts in millions)			2013			2012
	Canadian	Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$47.9	$9.2	$57.1	$38.3	$8.7	$47.0
Current service cost	2.3	0.1	2.4	1.4	0.1	1.5
Interest cost	2.3	0.4	2.7	2.2	0.5	2.7
Actuarial (gain) loss	(1.4)	1.5	0.1	8.3	0.8	9.1
Pension benefits paid	(2.5)	(0.5)	(3.0)	(2.5)	(0.6)	(3.1)
Past service cost	0.6	-	0.6	0.2	-	0.2
Exchange differences	-	(0.2)	(0.2)	-	(0.3)	(0.3)
Pension obligations, end of year	$49.2	$10.5	$59.7	$47.9	$9.2	$57.1

The net pension cost is as follows:

Years ended March 31
(amounts in millions)			2013			2012
	Canadian	Foreign	Total	Canadian	Foreign	Total
Funded plans
Current service cost	$13.6	$1.6	$15.2	$8.5	$1.0	$9.5
Interest cost	13.3	1.7	15.0	12.6	1.8	14.4
Expected return on plan assets	(15.4)	(1.4)	(16.8)	(14.9)	(1.7)	(16.6)
Past service cost	0.1	-	0.1	0.2	-	0.2
Curtailments	(2.1)	-	(2.1)	-	-	-
Settlements	1.3	-	1.3	-	(0.2)	(0.2)
Net pension cost	$10.8	$1.9	$12.7	$6.4	$0.9	$7.3
Supplemental arrangements
Current service cost	$2.3	$0.1	$2.4	$1.4	$0.1	$1.5
Interest cost	2.3	0.4	2.7	2.2	0.5	2.7
Past service cost	0.6	-	0.6	0.2	-	0.2
Net pension cost	$5.2	$0.5	$5.7	$3.8	$0.6	$4.4
Total net pension cost	$16.0	$2.4	$18.4	$10.2	$1.5	$11.7

For the year ended March 31, 2013, pension costs of $7.9 million (2012 – $5.1 million) have been charged in cost of sales, $2.0 million (2012 – $1.7 million) in research and development expenses, $7.8 million (2012 – $3.7 million) in selling, general and administrative expenses and $1.5 million (2012 – $1.2 million) were capitalized. In fiscal 2013, the curtailment and settlement gain of $0.8 million has been included in restructuring, integration and acquisition costs.

The percentage of the major categories of assets which constitutes the fair value of plan assets is as follows:

		Canadian plans	Netherlands plan		United Kingdom plan			Norway plans
As at March 31	2013	2012	2013	2012	2013	2012	2013	2012
Equity instruments	63%	62%	29%	24%	50%	60%	7%	9%
Debt instruments	36%	36%	70%	76%	38%	29%	56%	73%
Property	-	-	-	-	-	-	18%	18%
Other	1%	2%	1%	-	12%	11%	19%	-
	100%	100%	100%	100%	100%	100%	100%	100%

As at March 31, 2013, there are no Company's ordinary shares in the pension plan assets (2012 – $0.3 million).

90	| CAE Annual Report 2013

	Notes to the Consolidated Financial Statements

Significant assumptions (weighted average):

		Canadian		Foreign
	2013	2012	2013	2012
Pension obligations as at March 31:
Discount rate	4.25%	4.75%	3.53%	4.12%
Compensation rate increases	3.50%	3.50%	2.98%	2.98%
Net pension cost for years ended March 31:
Expected return on plan assets	6.50%	7.00%	4.19%	5.20%
Discount rate	4.75%	5.75%	4.05%	5.13%
Compensation rate increases	3.50%	3.50%	3.01%	2.35%

Amounts for the funded plans and supplemental arrangements are as follows:

(amounts in millions)		2013	2012	2011
Funded Canadian plans
Defined benefit obligations		$330.9	$279.4	$217.7
Plan assets		259.2	228.6	206.4
Deficit		71.7	50.8	11.3
Experience adjustments (losses) gains on plan liabilities		(9.2)	(0.6)	2.8
Experience adjustments gains (losses) on plan assets		4.5	(4.9)	9.6

Funded foreign plans
Defined benefit obligations		$46.8	$41.0	$37.2
Plan assets		42.1	34.6	32.4
Deficit		4.7	6.4	4.8
Experience adjustments gains (losses) on plan liabilities		0.7	1.3	(0.6)
Experience adjustments gains on plan assets		3.3	0.7	2.1

Canadian supplemental arrangements
Defined benefit obligation		$49.2	$47.9	$38.3
Experience adjustments gains (losses) on plan liabilities		4.5	(2.6)	(1.6)

Foreign supplemental arrangements
Defined benefit obligations		$10.5	$9.2	$8.7
Experience adjustments gains (losses) on plan liabilities		0.5	(0.6)	(0.5)

As at March 31, 2013, the total cumulative amount of net actuarial losses before income taxes recognized in other comprehensive income was $87.1 million (2012 – $56.3 million).

Expected contribution for the next fiscal year is as follows:

		Funded plans	Supplemental arrangements
(amounts in millions)	Canadian	Foreign	Canadian	Foreign
Expected contribution – fiscal 2014	$26.0	$1.3	$2.7	$0.5

CAE Annual Report 2013 | 91

Notes to the Consolidated Financial Statements

NOTE 16 – DEFERRED GAINS AND OTHER NON-CURRENT LIABILITIES

(amounts in millions)	2013	2012
Deferred gains on sale and leasebacks (1)	$39.7	$44.0
Deferred revenue	91.8	95.4
LTI-RSU/DSU compensation obligations (Note 25)	29.3	33.9
License payable	4.5	4.9
Purchase options	14.7	-
Deferred gains and other	14.6	7.8
	$194.6	$186.0

(1) The related amortization for the year amounted to $4.7 million (2012 – $4.8 million).

NOTE 17 – INCOME TAXES

Income tax expense
A reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

Years ended March 31
(amounts in millions, except for income tax rates)	2013	2012
Earnings before income taxes	$177.5	$239.5
Canadian statutory income tax rates	26.74%	27.99%
Income taxes at Canadian statutory rates	$47.4	$67.0
Difference between Canadian and Foreign statutory rates	(14.3)	(9.3)
Losses not tax effected	7.6	5.0
Tax benefit of operating losses not previously recognized	(0.3)	(3.0)
Non-taxable capital gain	(0.1)	(0.5)
Non-deductible items	6.2	3.6
Prior years' tax adjustments and assessments	(8.1)	1.0
Impact of change in income tax rates on deferred income taxes	(0.5)	(2.7)
Non-taxable research and development tax credits	(1.6)	(1.2)
Other tax benefits not previously recognized	(4.1)	(5.3)
Other	2.9	2.9
Income tax expense	$35.1	$57.5

The applicable statutory tax rates are 26.74% in 2013 and 27.99% in 2012. The Company's applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates. The decrease is mainly due to the reduction of the Federal income tax rate in 2013 from 16.13% to 15%.

Significant components of the provision for the income tax expense are as follows:

(amounts in millions)	2013	2012
Current income tax expense:
Current period	$7.4	$21.5
Adjustment for prior years	(0.4)	(0.4)
Deferred income tax expense (recovery):
Tax benefit not previously recognized used to reduce the deferred tax expense	(4.5)	(8.3)
Impact of change in income tax rates on deferred income taxes	(0.5)	(2.7)
Origination and reversal of temporary differences	33.1	47.4
Income tax expense	$35.1	$57.5

92	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

Income tax recognized in other comprehensive income

(amounts in millions)					2013	2012
Current income tax expense					$0.3	$-
Deferred income tax recovery					(12.8)	(21.3)
Income tax recovery recognized in other comprehensive income					$(12.5)	$(21.3)

Deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

As at March 31
(amounts in millions)		Assets		Liabilities		Net
	2013	2012	2013	2012	2013	2012
Non-capital loss carryforwards	$59.4	$44.2	$-	$-	$59.4	$44.2
Intangible assets	4.4	9.2	(72.8)	(49.4)	(68.4)	(40.2)
Amounts not currently deductible	22.9	25.5	-	-	22.9	25.5
Deferred revenues	8.8	11.0	-	-	8.8	11.0
Tax benefit carryover	0.7	5.2	-	-	0.7	5.2
Unclaimed research & development
expenditures	10.2	7.7	-	-	10.2	7.7
Investment tax credits	-	-	(31.8)	(18.9)	(31.8)	(18.9)
Property, plant and equipment	13.6	13.8	(95.9)	(95.1)	(82.3)	(81.3)
Unrealized gains (losses) on foreign exchange	0.7	0.1	(2.0)	(4.9)	(1.3)	(4.8)
Financial instruments	4.5	3.6	(0.2)	(1.6)	4.3	2.0
Government assistance	-	-	(9.9)	(3.1)	(9.9)	(3.1)
Employee benefit plans	32.9	27.2	-	-	32.9	27.2
Percentage-of-completion versus
completed contract	-	-	(32.7)	(36.3)	(32.7)	(36.3)
Other	1.5	0.8	(6.5)	(6.7)	(5.0)	(5.9)
Tax assets (liabilities)	$159.6	$148.3	$(251.8)	$(216.0)	$(92.2)	$(67.7)
	(120.2)	(124.2)	120.2	124.2	-	-
Net deferred income tax assets (liabilities)	$39.4	$24.1	$(131.6)	$(91.8)	$(92.2)	$(67.7)

CAE Annual Report 2013 | 93

Notes to the Consolidated Financial Statements

Movement in temporary differences during fiscal year 2013 is as follows:

	Balance	Recognized	Recognized	Acquisition	Balance
(amounts in millions)	beginning of year	in income	in OCI	of subsidiary	end of year
Non-capital loss carryforwards	$44.2	$8.1	$0.4	$6.7	$59.4
Intangible assets	(40.2)	(17.0)	(0.4)	(10.8)	(68.4)
Amounts not currently deductible	25.5	(4.1)	0.2	1.3	22.9
Deferred revenues	11.0	(1.8)	(0.3)	(0.1)	8.8
Tax benefit carryover	5.2	(4.5)	-	-	0.7
Unclaimed research & development expenditures	7.7	2.5	-	-	10.2
Investment tax credits	(18.9)	(12.9)	-	-	(31.8)
Property, plant and equipment	(81.3)	7.7	(2.3)	(6.4)	(82.3)
Unrealized gains (losses) on foreign exchange	(4.8)	2.0	1.5	-	(1.3)
Financial Instrument	2.0	(1.3)	3.6	-	4.3
Government assistance	(3.1)	(6.8)	-	-	(9.9)
Employee benefit plans	27.2	(3.3)	8.8	0.2	32.9
Percentage-of-completion versus
completed contract	(36.3)	2.9	-	0.7	(32.7)
Other	(5.9)	0.4	-	0.5	(5.0)
Net deferred income tax (liabilities) assets	$(67.7)	$(28.1)	$11.5	$(7.9)	$(92.2)

Movement in temporary differences during fiscal year 2012 was as follows:

	Balance	Recognized	Recognized	Acquisition	Balance
(amounts in millions)	beginning of year	in income	in OCI	of subsidiaries	end of year
Non-capital loss carryforwards	$40.9	$1.9	$(0.5)	$1.9	$44.2
Intangible assets	(21.3)	(5.7)	0.4	(13.6)	(40.2)
Amounts not currently deductible	26.2	(2.0)	0.1	1.2	25.5
Deferred revenues	9.6	(1.4)	-	2.8	11.0
Tax benefit carryover	5.0	0.2	(0.1)	0.1	5.2
Unclaimed research & development expenditures	6.2	1.5	-	-	7.7
Investment tax credits	(14.7)	(4.2)	-	-	(18.9)
Property, plant and equipment	(64.9)	(14.9)	(1.0)	(0.5)	(81.3)
Unrealized gains (losses) on foreign exchange	(7.3)	2.4	0.1	-	(4.8)
Financial Instruments	(0.9)	(1.0)	3.9	-	2.0
Government assistance	5.1	(8.2)	-	-	(3.1)
Employee benefit plans	13.6	(3.8)	17.4	-	27.2
Percentage-of-completion versus
completed contract	(38.2)	1.8	0.1	-	(36.3)
Other	(3.1)	(3.0)	0.2	-	(5.9)
Net deferred income tax assets (liabilities)	$(43.8)	$(36.4)	$20.6	$(8.1)	$(67.7)

Following the acquisition of METI, the Company recognized an amount of $2.0 million of deferred tax assets for its pre-acquisition unrecognized losses in fiscal 2012.

As at March 31, 2013, taxable temporary differences of $454.5 million (2012 – $327.5 million) related to investments in foreign operations, including subsidiaries and interests in joint ventures has not been recognized, because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

94	| CAE Annual Report 2013

	Notes to the Consolidated Financial Statements

The non-capital losses expire as follows:

(amounts in millions)
Expiry date	Unrecognized	Recognized
2014	$-	$-
2015	0.3	-
2016	3.4	-
2017	1.4	-
2018	4.0	-
2019	6.8	-
2020 – 2032	16.2	101.3
No expiry date	62.7	90.7
	$94.8	$192.0

As at March 31, 2013, the Company has $312.8 million (2012 – $280.3 million) of deductible temporary differences for which deferred tax assets have not been recognized. These amounts will reverse during a period of up to 30 years.

NOTE 18 – SHARE CAPITAL, EARNINGS PER SHARE AND DIVIDENDS

Share capital

Authorized shares

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

The preferred shares may be issued with rights and conditions to be determined by the Board of Directors, prior to their issue. To date, the Company has not issued any preferred shares.

Issued shares

A reconciliation of the issued and outstanding common shares of the Company is presented in the Consolidated Statement of Changes in Equity. As at March 31, 2013, the number of shares issued and that are fully paid amount to 259,979,059 (2012 – 258,266,295).

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

Years ended March 31	2013	2012
Weighted average number of common shares outstanding	258,982,945	257,461,318
Effect of dilutive stock options	412,661	763,581
Weighted average number of common shares outstanding for diluted earnings per share calculation	259,395,606	258,224,899

As at March 31, 2013, options to acquire 2,490,041 common shares (2012 – 2,671,643) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

Dividends

The dividends declared for fiscal 2013 were $49.2 million or $0.19 per share (2012 ±$41.2 million or $0.16 per share).

CAE Annual Report 2013 | 95

Notes to the Consolidated Financial Statements

NOTE 19 – ACCUMULATED OTHER COMPREHENSIVE LOSS

					Net changes in
	Foreign currency		Net changes in		available-for-sale
As at March 31		translation	cash flow hedges		financial instruments			Total
(amounts in millions)	2013	2012	2013	2012	2013	2012	2013	2012
Balances, beginning of year	$(10.2)	$(20.5)	$-	$10.3	$0.4	$0.4	$(9.8)	$(9.8)
Other comprehensive income (loss)	2.4	10.3	(9.2)	(10.3)	-	-	(6.8)	-
Balances, end of year	$(7.8)	$(10.2)	$(9.2)	$-	$0.4	$0.4	$(16.6)	$(9.8)

NOTE 20 – EMPLOYEE COMPENSATION

The total employee compensation expense recognized in the determination of net income is as follows:

(amounts in millions)							2013	2012
Salaries and benefits							$661.7	$627.8
Share-based payments, net of equity swap							14.0	14.2
Pension costs – defined benefit plans							16.9	10.5
Pension costs – defined contribution plans							8.4	6.7
Total employee compensation expense							$701.0	$659.2

NOTE 21 – IMPAIRMENT OF NON-FINANCIAL ASSETS

Fiscal 2013

There are no impairment losses in fiscal 2013.

Fiscal 2012

Impairment of property, plant and equipment

In fiscal 2012, an impairment loss of $0.5 million representing the write-down of a building to its recoverable amount was recognized in cost of sales within the Training & Services/Civil segment. The asset had a carrying amount of $6.1 million. The recoverable amount was based on the fair value less costs to sell.

Impairment of intangible assets

In fiscal 2012, an impairment loss of $1.3 million representing the write-down of a customer relationship was recognized in cost of sales within the New Core Markets segment. The asset had a carrying amount of $2.6 million. An impairment test was triggered during the year as a result of an amendment to a contract upon the acquisition of METI in August 2011. The recoverable amount was estimated based on a value in use.

In addition, an impairment loss of $3.5 million mainly representing the full write-down of certain deferred development costs and other software, also within the New Core Markets segment, was recognized in research and development expenses during the fiscal year. An impairment test was triggered upon the acquisition of METI and the subsequent realignment of the approach to the healthcare market.

96	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

NOTE 22 – OTHER GAINS – NET
(amounts in millions)	2013	2012
Disposal/full retirement of property, plant and equipment	$(2.7)	$(10.2)
Net foreign exchange differences	(11.1)	(0.5)
Dividend income	(0.9)	(4.0)
Royalty income	(0.3)	(0.7)
Reversal of contingent liabilities arising on business combinations (Note 12)	(6.1)	-
Remeasurement of previously-held interest in available-for-sale investment	-	0.3
Other	(2.3)	(6.1)
Other gains – net	$(23.4)	$(21.2)

NOTE 23 – RESTRUCTURING, INTEGRATION AND ACQUISITION COSTS

(amounts in millions)	2013	2012
Restructuring costs (Note 12)	$55.1	$-
Integration costs	7.8	-
Acquisition costs (Note 3)	6.0	-
Restructuring, integration and acquisition costs	$68.9	$-

Restructuring
Restructuring costs consist mainly of severances and other related costs.

Integration costs

Integration costs represent incremental costs directly related to the integration of OAA in the Company’s ongoing activities. This primarily includes expenditures related to redeployment of simulators, regulatory and process standardization, systems integration and other activities.

Acquisition costs

Acquisition costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

NOTE 24 – FINANCE EXPENSE - NET

(amounts in millions)	2013	2012
Finance expense:
Long-term debt (other than finance leases)	$51.1	$38.0
Finance leases	10.0	11.2
Royalty obligations	10.2	13.6
Financing cost amortization	1.8	1.6
Accretion of other non-current liabilities	1.7	1.9
Other	3.9	7.1
Post interest rate swaps	(0.4)	(2.0)
Borrowing costs capitalized (1)	(2.8)	(2.2)
Finance expense	$75.5	$69.2
Finance income:
Interest income on loans and receivables	$(2.5)	$(1.6)
Other	(4.8)	(5.0)
Finance income	$(7.3)	$(6.6)
Finance expense - net	$68.2	$62.6

(1) The average capitalization rate used during fiscal 2013 to determine the amount of borrowing costs eligible for capitalization was 3.86% (2012 - 5.19%).

CAE Annual Report 2013 | 97

Notes to the Consolidated Financial Statements

NOTE 25 – SHARE-BASED PAYMENTS

The Company’s five share-based payment plans consist of two categories of plans: the Employee Stock Option Plan (ESOP), which qualifies as an equity-settled share-based payment plan; and the Employee Stock Purchase Plan (ESPP), Deferred Share Unit (DSU) Plans, Long-Term Incentive Deferred Share Unit (LTI-DSU) Plan and the Long-Term Incentive Restricted Share Unit (LTI-RSU) Plans, which qualify as cash-settled share-based payments plans.

The effect before income taxes of share-based payment arrangements in the consolidated income statement and in the consolidated statement of financial position are as follows as at, and for the years ended March 31:

	Compensation	Recognized in the consolidated
	cost/(recovery)	statement of financial position
(amounts in millions)	2013	2012	2013	2012
Cash-settled share-based compensation:
ESPP	$5.6	$5.4	$-	$-
DSU	0.9	(0.8)	(8.1)	(8.2)
LTI-DSU, net of equity swap	3.3	4.5	(19.3)	(21.5)
LTI-RSU	1.1	2.4	(6.5)	(12.2)
Total cash-settled share-based compensation	$10.9	$11.5	$(33.9)	$(41.9)
Equity-settled share-based compensation:
ESOP	3.9	3.7	(21.9)	(19.2)
Total equity-settled share-based compensation	$3.9	$3.7	$(21.9)	$(19.2)
Total share-based compensation	$14.8	$15.2	$(55.8)	$(61.1)

The compensation costs listed above include capitalized costs of $0.8 million (2012 ±$1.0 million).

The share-based payment plans are described below. There have been no plan cancellations during fiscal 2013 or fiscal 2012.

Employee Stock Option Plan

Under the Company’s long-term incentive program, options may be granted to its officers and other key employees of its subsidiaries to purchase common shares of the Company at a subscription price of 100% of the market value at the date of the grant. Market value is determined as the weighted average closing price of the common shares on the Toronto Stock Exchange (TSX) of the five days of trading prior to the effective date of the grant.

As at March 31, 2013, a total of 12,304,776 common shares (2012 ± 12,787,026) remained authorized for issuance under the Employee Stock Option Plan (ESOP). The options are exercisable during a period not to exceed seven years (six years for options issued before March 31, 2011), and are not exercisable during the first 12 months after the date of the grant. The right to exercise all of the options vests over a period of four years of continuous employment from the grant date. Upon termination of employment at retirement, unvested options continue to vest following the retiree’s retirement date, subject to the four year vesting period. However, if there is a change of control of the Company, the options outstanding become immediately exercisable by option holders. Options are adjusted proportionately for any stock dividends or stock splits attributed to the common shares of the Company.

Outstanding options are as follows:

Years ended March 31		2013		2012
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
Options outstanding, beginning of year	6,473,768	$10.20	6,020,489	$9.67
Granted	1,755,400	10.16	1,223,434	12.25
Exercised	(482,250)	8.13	(538,600)	8.18
Forfeited	(412,076)	11.61	(224,280)	11.88
Expired	(22,875)	11.97	(7,275)	13.18
Options outstanding, end of year	7,311,967	$10.24	6,473,768	$10.20
Options exercisable, end of year	3,829,769	$10.44	3,134,974	$10.73

98	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

Summarized information about the Company's ESOP as at March 31, 2013 is as follows:

Range of exercise prices			Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
	Number	average remaining	average	Number	average
	Outstanding	contractual life (years)	exercise price	exercisable	exercise price
$7.29 to $9.69	3,200,304	2.62	$7.93	2,029,148	$7.72
$10.04 to $11.01	1,682,972	6.10	10.20	41,856	10.31
$11.10 to $14.10	2,428,691	2.24	13.33	1,758,765	13.60
Total	7,311,967	3.29	$10.24	3,829,769	$10.44

The weighted average market share price for share options exercised in 2013 was $10.45 (2012 ±$11.70).

For the year ended March 31, 2013, compensation cost for CAE’s stock options of $3.9 million (2012 ± $3.7 million) was recognized in the consolidated income statement with a corresponding credit to contributed surplus using the fair value method of accounting for awards that were granted since fiscal 2009.

The assumptions used for the purpose of the option calculations outlined in this note are presented below:

	2013	2012
Weighted average assumptions used in the Black-Scholes options pricing model:
Weighted average share price	$10.08	$12.12
Exercise price	$10.16	$12.25
Dividend yield	1.60%	1.33%
Expected volatility	33.56%	34.05%
Risk-free interest rate	1.29%	2.16%
Expected option term	5 years	5 years
Weighted average fair value option granted	$2.59	$3.33

Expected volatility is estimated by considering historical average share price volatility over the option's expected term.

Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan (ESPP) to enable employees of the Company and its participating subsidiaries to acquire CAE common shares through regular payroll deductions or a lump-sum payment plus employer contributions. The Company and its participating subsidiaries match the first $500 employee contribution and contribute $1 for every $2 of additional employee contributions, up to a maximum of 3% of the employee’s base salary. The Company recorded compensation cost in the amount of $5.6 million (2012 ±$5.4 million) in respect of employer contributions under the Plan.

CAE Annual Report 2013 | 99

Notes to the Consolidated Financial Statements

Deferred Share Unit Plans

The Company maintains a Deferred Share Unit (DSU) plan for executives, whereby an executive may elect to receive any cash incentive compensation in the form of deferred share units. The plan is intended to promote a greater alignment of interests between executives and the shareholders of the Company. A DSU is equal in value to one common share of the Company. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the TSX during the last 10 days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. DSUs mature upon termination of employment, whereupon an executive is entitled to receive a cash payment equal to the fair market value of the equivalent number of common shares, net of withholdings.

The Company also maintains a DSU plan for non-employee directors. A non-employee director holding less than the minimum holdings of common shares of the Company receives the Board retainer and attendance fees in the form of deferred share units. Minimum holdings means no less than the number of common shares or deferred share units equivalent in fair market value to three times the annual retainer fee payable to a director for service on the Board. A non-employee director holding no less than the minimum holdings of common shares may elect to participate in the plan in respect of half or all of his or her retainer and part or all of his or her attendance fees. The terms of the plan are essentially identical to the executive DSU Plan except that units are issued on the basis of the closing board lot sale price per share of CAE common shares on the TSX during the last day on which the common shares traded prior to the date of issue.

The Company records the cost of the DSU plans as a compensation expense and accrues its non-current liability in deferred gains and other non-current liabilities on the consolidated statement of financial position. The cost recorded in fiscal 2013 was $0.9 million (2012 ± $0.8 million recovery).

DSUs outstanding are as follows:

Years ended March 31	2013	2012
DSUs outstanding, beginning of year	805,527	699,866
Units granted	97,457	94,441
Units cancelled	-	-
Units redeemed	(104,807)	-
Dividends paid in units	15,014	11,220
DSUs outstanding, end of year	813,191	805,527
DSUs vested, end of the year	813,191	805,527

The intrinsic values of the DSUs amount to $8.1 million at March 31, 2013 (2012 – $8.2 million).

Long-Term Incentive (LTI) – Deferred Share Unit Plan

The Company maintains a Long-Term Incentive Deferred Share Unit (LTI-DSU) plan for executives and senior management to promote a greater alignment of interests between executives and shareholders of the Company. A LTI-DSU is equal in value to one common share at a specific date. The LTI-DSUs are also entitled to dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. Eligible participants are entitled to receive a cash payment equivalent to the fair market value of the number of vested LTI-DSUs held upon any termination of employment. Upon termination of employment at retirement, unvested units continue to vest until November 30 of the year following the retirement date. For participants subject to section 409A of the United States Internal Revenue Code, vesting of unvested units takes place at the time of retirement.

The Plan stipulates that granted units vest equally over five years and that following a take-over bid, all unvested units vest immediately. The cost recorded in fiscal 2013 was $3.0 million (2012 ± $1.7 million recovery).

The Company entered into equity swap agreements to reduce its earnings exposure to the fluctuations in its share price (See Note 31).

LTI-DSUs outstanding are as follows:

Years ended March 31	2013	2012
LTI-DSUs outstanding, beginning of year	2,431,314	2,333,669
Units granted	293,990	241,266
Units cancelled	(85,394)	(64,883)
Units redeemed	(421,170)	(115,927)
Dividends paid in units	46,972	37,189
LTI-DSUs outstanding, end of year	2,265,712	2,431,314
LTI-DSUs vested at end of year	1,917,003	2,000,614

The intrinsic values of the LTI-DSUs amount to $19.0 million at March 31, 2013 (2012 – $20.5 million).

100	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

Long-Term Incentive – Restricted Share Unit Plans

The Company maintains Long-Term Incentive Performance Based Restricted Shares Unit (LTI-RSU) plans to enhance the Company’s ability to attract and retain talented individuals and also to promote a greater alignment of interest between eligible participants and the Company’s shareholders. The LTI-RSUs are share-based performance plans.

Fiscal year 2008 Plan

LTI-RSUs granted pursuant to the plan vest after three years from their grant date as follows:

(i)

100% of the units, if CAE shares have appreciated by a minimum annual compounded growth defined as the Bank of Canada 10-year risk-free rate of return on the grant date plus 350 basis points (3.50%) over the valuation period, or, in the case of pro-rated vesting, as of the end of the pro-ration period;

(ii)

50% of the units if, based on the grant price, the closing average price on the common CAE shares has met or exceeded the performance of the companies listed on the Standard & Poor’s Aerospace and Defence Index (S&P A&D index), adjusted for dividends, or, in the case of pro-rated vesting, as of the end of the pro-ration period.

Participants subject to loss of employment, other than voluntarily or for cause, are entitled to conditional pro-rata vesting. The cost recorded in fiscal 2013 was $0.3 million (2012 ± $1.0 million).

Fiscal year 2011 Plan

In May 2010, the Company amended the fiscal year 2008 Plan for fiscal 2011 and subsequent years. LTI-RSUs granted pursuant to the revised plan vest over three years from their grant date as follows:

(i)

One-sixth of the total number of granted units multiplied by a factor vests every year. The factor is calculated from the one-year Total Shareholder Return (TSR) relative performance of CAE’s share price versus that of the S&P A&D index for the period April 1st to March 31st , immediately preceding each of the 1st , 2nd , and 3rd anniversary of the grant date, according to the following rule:

Annual TSR Relative Performance	Factor
1st Quartile (0 – 25th percentile)	-
2nd Quartile (26th – 50th percentile)	50% – 98%
3rd Quartile (51st – 75th percentile)	100% – 148%
4th Quartile (76th – 100th percentile)	150%

(ii)

One-half of the total number of granted units multiplied by a factor vests in the final year. The factor is calculated from the three-year TSR relative performance of CAE’s share price versus that of the companies listed on the S&P A&D index for the period April 1st , immediately preceding the grant date, to March 31st , immediately preceding the 3rd anniversary of the grant date, according to the same rule described in the table above.

Participants subject to loss of employment, other than voluntarily or for cause, are entitled to the units vested. The cost recorded in fiscal 2013 was $0.8 million (2012 ± $1.4 million).

LTI-RSU units outstanding under all plans are as follows:

	Fiscal Year 2011 Plan		Fiscal Year 2008 Plan
Years ended March 31	2013	2012	2013	2012
LTI-RSUs outstanding, beginning of year	1,014,155	605,585	660,733	1,064,026
Units granted	593,410	480,276	-	-
Units cancelled	(138,924)	(65,895)	(5,954)	(403,293)
Units redeemed	(5,002)	(5,811)	(654,779)	-
LTI-RSUs outstanding, end of year	1,463,639	1,014,155	-	660,733
LTI-RSUs vested, end of year	1,060,397	677,817	-	631,804

The intrinsic values of the LTI-RSUs amount to $6.5 million at March 31, 2013 (2012 – $12.2 million).

CAE Annual Report 2013 | 101

Notes to the Consolidated Financial Statements

NOTE 26 – SUPPLEMENTARY CASH FLOWS INFORMATION

(amounts in millions)	2013	2012
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(68.4)	$(11.0)
Contracts in progress: assets	2.6	(7.0)
Inventories	(27.6)	(24.1)
Prepayments	(5.8)	(0.6)
Income taxes recoverable	(11.4)	(11.6)
Derivative financial assets	18.0	48.0
Accounts payable and accrued liabilities	18.6	6.8
Provisions	19.3	(2.2)
Income taxes payable	2.0	(2.6)
Contracts in progress: liabilities	13.8	(22.2)
Derivative financial liabilities	(22.8)	(45.2)
Changes in non-cash working capital	$(61.7)	$(71.7)

NOTE 27 – CONTINGENCIES

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated financial position.

NOTE 28 – COMMITMENTS

Operating lease commitments

As at March 31, 2013, an amount of $17.9 million (2012 – $26.0 million) was designated as commitments to CVS Leasing Ltd.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(amounts in millions)	2013	2012
No later than 1 year	$56.7	$30.2
Later than 1 year and no later than 5 years	143.9	79.0
Later than 5 years	89.0	32.8
	$289.6	$142.0

Rental expenses recorded in the consolidated income statement amount to $64.1million (2012 – $46.8 million).

Contractual purchase obligations

Significant contractual purchase obligations are as follows:

(amounts in millions)	SP/C	Total
2014	$12.5	$12.5
2015	12.5	12.5
	$25.0	$25.0

102	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

Operating Lease Entitlements as a Lessor
Future minimum lease payments receivable under non-cancellable operating leases are as follows:

(amounts in millions)	2013	2012
No later than 1 year	$11.9	$4.5
Later than 1 year and no later than 5 years	20.5	14.4
Later than 5 years	14.4	1.8
	$46.8	$20.7

NOTE 29 – CAPITAL RISK MANAGEMENT

The Company’s objectives when managing capital are threefold:

(i)	Optimize the use of debt for managing the cost of capital of the Company;
(ii)	Keep the debt level at an amount where the Company’s financial strength and credit quality is maintained in order to withstand economic cycles;
(iii)	Provide the Company’s shareholders with an appropriate rate of return on their investment.

The Company manages its debt to equity. The Company manages its capital structure and makes corresponding adjustments based on changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or use cash to reduce debt.

In view of this, the Company monitors its capital on the basis of the net debt to capital ratio. This ratio is calculated as net debt divided by the sum of the net debt and total equity. Net debt is calculated as total debt, including the short-term portion (as presented in the consolidated statement of financial position and including non-recourse debt) less cash and cash equivalents. Total equity comprises of share capital, contributed surplus, accumulated other comprehensive (loss) income, retained earnings and non-controlling interests.

The level of debt versus equity in the capital structure is monitored, and the ratios are as follows:

(amounts in millions)	2013	2012
Total debt	$1,210.0	$821.6
Less: cash and cash equivalents	293.2	287.3
Net debt	$916.8	$534.3
Equity	$1,134.5	$1,042.2
Net debt: equity	45:55	34:66

The Company has certain debt agreements which require the maintenance of a certain level of capital. As at March 31, 2013, the Company is compliant with its financial covenants, except for the portion of the non-recourse debt in Hatsoff attributable to the Company’s equity stake which is in breach of certain covenants (See Note 13).

CAE Annual Report 2013 | 103

Notes to the Consolidated Financial Statements

NOTE 30 – FINANCIAL INSTRUMENTS

Fair value of financial instruments

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the

Company’s best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and the fair values of the Company’s own credit risk are taken into account in estimating the fair value of all financial assets and financial liabilities, including derivatives.

The following assumptions and valuation methodologies have been used to estimate the fair value of financial instruments:

(i)	The fair value of accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
(ii)	The fair value of finance lease obligations are estimated using the discounted cash flow method;
(iii)

The fair value of long-term debt, non-current obligations and non-current receivables, including advances, are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

(iv)

The fair value of derivative instruments, including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract, are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate, adjusted for the Company’s and the counterparty’s credit risk. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;

(v)

The fair value of the available-for-sale investment which does not have a readily available market value, but for which fair value can be reliably measured, is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.

The carrying values and fair values of financial instruments, by class, are as follows at March 31, 2013:

(amounts in millions)
							Carrying Value		Fair Value
	At		Available-		Loans &
	FVTPL		for-Sale		Receivables		DDHR (1)	Total
Financial assets
Cash and cash equivalents	$293.2		$-		$-		$-	$293.2	$293.2
Accounts receivable	-		-		378.7	(2)	-	378.7	378.7
Contracts in progress: assets	-		-		247.3		-	247.3	247.3
Derivative financial assets	5.4		-		-		10.0	15.4	15.4
Other assets	9.2	(3)	1.3	(4)	80.6	(5)	-	91.1	99.4
	$307.8		$1.3		$706.6		$10.0	$1,025.7	$1,034.0

							Carrying Value		Fair Value
					Other
			At		Financial
			FVTPL		Liabilities		DDHR (1)	Total
Financial liabilities
Accounts payable and accrued liabilities			$-		$529.6	(6)	$-	$529.6	$529.6
Total provisions			-		29.9		-	29.9	29.9
Total long-term debt			-		1,216.2	(7)	-	1,216.2	1,334.2
Other non-current liabilities			-		192.5	(8)	-	192.5	192.5
Derivative financial liabilities			5.5		-		21.2	26.7	26.7
			$5.5		$1,968.2		$21.2	$1,994.9	$2,112.9

(1) DDHR: Derivatives designated in a hedge relationship.

(2) Includes trade receivables, accrued receivables and certain other receivables. (3) Represents restricted cash.

(4) Represents the Company's portfolio investment. (5) Includes non-current receivables and advances.

(6) Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities. (7) Excludes transaction costs.

(8) Includes non-current royalty obligations and other non-current liabilities

104	| CAE Annual Report 2013

					Notes to the Consolidated Financial Statements

The carrying values and fair values of financial instruments, by class, were as follows at March 31, 2012:

(amounts in millions)
							Carrying Value		Fair Value
	At		Available-		Loans &
	FVTPL		for-Sale		Receivables		DDHR (1)	Total
Financial assets
Cash and cash equivalents	$287.3		$-		$-		$-	$287.3	$287.3
Accounts receivable	-		-		295.6	(2)	-	295.6	295.6
Contracts in progress: assets	-		-		245.8		-	245.8	245.8
Derivative financial assets	3.5		-		-		14.0	17.5	17.5
Other assets	9.8	(3)	1.3	(4)	59.8	(5)	-	70.9	72.0
	$300.6		$1.3		$601.2		$14.0	$917.1	$918.2

							Carrying Value		Fair Value
					Other
			At		Financial
			FVTPL		Liabilities		DDHR (1)	Total
Financial liabilities
Accounts payable and accrued liabilities			$-		$434.5	(6)	$-	$434.5	$434.5
Total provisions			-		15.3		-	15.3	15.3
Total long-term debt			-		825.6	(7)	-	825.6	916.1
Other non-current liabilities			-		165.6	(8)	-	165.6	165.6
Derivative financial liabilities			5.5		-		20.1	25.6	25.6
			$5.5		$1,441.0		$20.1	$1,466.6	$1,557.1

(1) DDHR: Derivatives designated in a hedge relationship.

(2) Includes trade receivables, accrued receivables and certain other receivables. (3) Represents restricted cash.

(4) Represents the Company's portfolio investments. (5) Includes non-current receivables and advances.

(6) Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities. (7) Excludes transaction costs.

(8)Includes non-current royalty obligations and other non-current liabilities.

The Company did not elect to voluntarily designate any financial instruments at FVTPL; moreover, there have not been any changes to the classification of the financial instruments since inception.

As part of its financing transactions, the Company, through its subsidiaries, has pledged certain financial assets including cash and cash equivalents, accounts receivable, other assets and derivative assets. As at March 31, 2013, the aggregate carrying value of these pledged financial assets amounted to $67.3 million (2012 – $70.5 million).

Fair value hierarchy

The following table presents the financial instruments, by class, which are recognized at fair value. The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1: Level 2:

Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices);

Level 3:	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

CAE Annual Report 2013 | 105

Notes to the Consolidated Financial Statements

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

(amounts in millions)			2013			2012
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
At FVTPL
Cash and cash equivalents	$293.2	$-	$293.2	$287.3	$-	$287.3
Restricted cash	9.2	-	9.2	9.8	-	9.8
Forward foreign currency contracts	4.7	-	4.7	3.2	-	3.2
Embedded foreign currency derivatives	0.7	-	0.7	0.3	-	0.3
Available-for-sale	-	1.3	1.3	-	1.3	1.3
Derivatives designated in a hedge relationship
Forward foreign currency contracts	4.6	-	4.6	9.0	-	9.0
Foreign currency swap agreements	5.4	-	5.4	4.8	-	4.8
Interest rate swap agreements	-	-	-	0.2	-	0.2
	$317.8	$1.3	$319.1	$314.6	$1.3	$315.9

Financial liabilities
At FVTPL
Forward foreign currency contracts	$3.4	$-	$3.4	$1.2	$-	$1.2
Embedded foreign currency derivatives	1.8	-	1.8	3.3	-	3.3
Equity swap agreements	0.3	-	0.3	1.0	-	1.0
Derivatives designated in a hedge relationship
Forward foreign currency contracts	6.8	-	6.8	6.8	-	6.8
Foreign currency swap agreements	2.7	-	2.7	-	-	-
Interest rate swap agreements	9.7	-	9.7	10.6	-	10.6
Cross currency interest rate swap
agreement	-	2.0	2.0	-	2.7	2.7
	$24.7	$2.0	$26.7	$22.9	$2.7	$25.6

Changes in Level 3 financial instruments are as follows:

Years ended March 31
(amounts in millions)					2013	2012
Balance, beginning of year					$(1.4)	$(2.2)
Total realized and unrealized (losses) gains:
Included in income					-	(0.3)
Included in other comprehensive income					(0.7)	2.2
Issued and settled					1.4	(1.1)
Balance, end of year					$(0.7)	$(1.4)

Level 3 input sensitivity analysis

For the INR/USD cross currency interest rate swap valued using techniques without observable inputs, the determination of the interest rate and liquidity premium has the most significant impact on the valuation. The impact of assuming an increase or decrease of 1% in this input would result in an increase of fair value of $1.0 million (2012 – $0.6 million) or a decrease of fair value of $1.0 million (2012 – $0.6 million) respectively. This analysis assumes all other variables remain constant.

For the Company’s portfolio investment, the determination of the discount rate and the expected future return on the investment has the most significant impact on the valuation. A reasonably possible 1% increase/decrease in the discount rate or a 10% decrease/increase in the expected future return on the investment would not have a significant impact on the Company’s net income and OCI assuming all other variables remained constant.

106	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

NOTE 31 – FINANCIAL RISK MANAGEMENT

Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. The Company’s exposure to credit risk, liquidity risk and market risk is managed within risk management parameters approved by the board of directors. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on the Company’s results and financial position.

Embedded derivatives are recorded at fair value separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract. The Company may enter into freestanding derivative instruments which are not eligible for hedge accounting, to offset the foreign exchange exposure of embedded foreign currency derivatives. In such circumstances, both derivatives are carried at fair value at each statement of financial position date with the change in fair value recorded in consolidated net income.

The Company’s policy is not to utilize any derivative financial instruments for trading or speculative purposes. The Company may choose to designate derivative instruments, either freestanding or embedded, as hedging items. This process consists of matching derivative hedging instruments to specific assets and liabilities or to specific firm commitments or forecasted transactions. To some extent, the Company uses non-derivative financial liabilities to hedge foreign currency exchange rate risk exposures.

Credit risk

Credit risk is defined as the Company’s exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with the Company. The Company is exposed to credit risk on its accounts receivable and certain other assets through its normal commercial activities. The Company is also exposed to credit risk through its normal treasury activities on its cash and cash equivalents and derivative financial assets.

Credit risks arising from the Company’s normal commercial activities are managed in regards to customer credit risk. An allowance for doubtful accounts is established when there is a reasonable expectation that the Company will not be able to collect all amounts due according to the original terms of the receivables (See Note 5). When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are recognized in income.

The Company’s customers are primarily established companies with publicly available credit ratings and government agencies, which facilitates risk monitoring. In addition, the Company typically receives substantial non-refundable advance payments for construction contracts. The Company closely monitors its exposure to major airlines in order to mitigate its risk to the extent possible. Furthermore, the Company’s trade receivables are not concentrated with specific customers but are held from a wide range of commercial and government organizations. As well, the Company’s credit exposure is further reduced by the sale of certain of its accounts receivable and contracts in progress assets to third-party financial institutions for cash consideration on a non-recourse basis (current financial assets program). The Company does not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are in place with a diverse group of major North American and European financial institutions.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company uses several measures to minimize this exposure. First, the Company enters into contracts with counterparties that are of high credit quality (mainly A-rated or better). The Company signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the majority of counterparties with whom it trades derivative financial instruments. These agreements make it possible to apply full netting when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by the Company or its counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, the Company monitors the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 5 and Note 30 represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

Liquidity risk

Liquidity risk is defined as the potential that the Company cannot meet its cash obligations as they become due.

The Company manages this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of the Company’s consolidated liquidity position, for adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet obligations. The Company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations. In managing its liquidity risk, the Company has access to a revolving unsecured credit facility of US$550.0 million, with an option, subject to the lender’s consent, to increase to a total amount of up to US$850.0 million. As well, the Company has agreements to sell certain of its accounts receivable and contracts in progress assets for an amount of up to $150.0 million (current financial assets program). As at March 31, 2013, $88.6 million (2012 – $81.5 million) and $3.1 million (2012 – $54.2 million) of specific accounts receivable and contracts in progress assets respectively were sold to financial institutions pursuant to these agreements. Proceeds were net of $1.6 million in fees (2012 – $2.4 million). The Company also regularly monitors any financing opportunities to optimize its capital structure and maintain appropriate financial flexibility.

CAE Annual Report 2013 | 107

Notes to the Consolidated Financial Statements

The following tables present a maturity analysis to the contractual maturity date, of the Company’s financial liabilities based on expected cash flows. Cash flows from derivatives presented either as derivative assets or liabilities have been included, as the Company manages its derivative contracts on a gross basis. The amounts are the contractual undiscounted cash flows. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate except as otherwise stated:

As at March 31, 2013	Carrying Contractual		0-12	13-24	25-36	37-48	49-60
(amounts in millions)	Amount	Cash Flows	Months	Months	Months	Months	Months	Thereafter
Non-derivative financial
liabilities
Accounts payable and
and accrued liabilities (1)	$529.6	$529.6	$529.6	$-	$-	$-	$-	$-
Total provisions	29.9	30.3	26.7	1.2	1.7	0.4	0.3	-
Total long-term debt (2) (6)	1,216.2	1,733.7	139.1	119.7	105.9	154.5	99.2	1,115.3
Other non-current liabilities (3) (4)	192.5	396.7	-	15.3	31.5	13.4	15.9	320.6
	$1,968.2	$2,690.3	$695.4	$136.2	$139.1	$168.3	$115.4	$1,435.9
Derivative financial
instruments
Forward foreign
currency contracts (4)	$0.9
Outflow		$682.3	$519.4	$64.2	$56.3	$18.9	$22.2	$1.3
Inflow		(681.6)	(520.2)	(63.5)	(55.9)	(18.8)	(22.0)	(1.2)
Swap derivatives on total
long-term debt (5)	9.0
Outflow		136.6	15.5	15.9	15.7	14.9	13.7	60.9
Inflow		(128.9)	(13.1)	(14.4)	(14.9)	(14.8)	(14.0)	(57.7)
Equity swap agreement	0.3	0.3	0.3	-	-	-	-	-
	$10.2	$8.7	$1.9	$2.2	$1.2	$0.2	$(0.1)	$3.3
	$1,978.4	$2,699.0	$697.3	$138.4	$140.3	$168.5	$115.3	$1,439.2

(1) Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities. (2) Contractual cash flows include contractual interest and principal payments related to debt obligations. (3) Includes non-current royalty obligations and other non-current liabilities.

(4) Includes forward foreign currency contracts, but excludes all embedded derivatives, either presented as derivative liabilities or derivative assets. Outflows and inflows are presented in CAD equivalent using the contractual forward foreign currency rate.

(5) Includes interest rate swap and cross currency swaps designated as cash flow hedges either presented as derivative liabilities or derivative assets.

(6) Excludes transaction costs.

108	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

As at March 31, 2012	Carrying	Contractual	0-12	13-24	25-36	37-48	49-60
(amounts in millions)	Amount	Cash Flows	Months	Months	Months	Months	Months	Thereafter
Non-derivative financial
liabilities
Accounts payable and
accrued liabilities (1)	$434.5	$434.5	$434.5	$-	$-	$-	$-	$-
Total provisions	15.3	15.3	10.5	0.7	0.1	3.8	0.1	0.1
Total long-term debt (2) (6)	825.6	1,230.7	180.4	115.6	89.5	76.2	135.4	633.6
Other non-current liabilities (3)	165.6	372.1	13.6	15.2	10.5	11.9	13.0	307.9
	$1,441.0	$2,052.6	$639.0	$131.5	$100.1	$91.9	$148.5	$941.6
Derivative financial
instruments
Forward foreign
currency contracts (4)	$(4.2)
Outflow		$744.2	$593.4	$95.9	$23.8	$14.7	$13.4	$3.0
Inflow		(748.4)	(598.3)	(96.6)	(22.9)	(14.4)	(13.3)	(2.9)
Swap derivatives on total
long-term debt (5)	8.3
Outflow		67.1	9.2	10.5	11.0	10.7	9.7	16.0
Inflow		(56.4)	(6.8)	(7.4)	(8.8)	(9.4)	(9.1)	(14.9)
Equity swap agreement	1.0	1.0	1.0	-	-	-	-	-
	$5.1	$7.5	$(1.5)	$2.4	$3.1	$1.6	$0.7	$1.2
	$1,446.1	$2,060.1	$637.5	$133.9	$103.2	$93.5	$149.2	$942.8

(1) Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities. (2) Contractual cash flows include contractual interest and principal payments related to debt obligations. (3) Includes non-current royalty obligations and other non-current liabilities.

(4) Includes forward foreign currency contracts, but excludes all embedded derivatives, either presented as derivative liabilities or derivative assets. Outflows and inflows are presented in CAD equivalent using the contractual forward foreign currency rate.

(5) Includes interest rate swap and cross currency swap contracts either designated as cash flow hedges or as fair value hedges of long-term debt either presented as derivative liabilities or derivative assets.

(6) Excludes transaction costs.

Market risk

Market risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is mainly exposed to foreign currency risk and interest rate risk.

Foreign currency risk

Foreign currency risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of fluctuations in foreign exchange rates. The Company is exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency as well as, exposure on the net investment from its foreign operations’ which have functional currencies other than the Canadian dollar (in particular the U.S. dollar (USD), euro (€) and British pound (GBP or £)). In addition, these operations have exposure to foreign exchange rates primarily through cash and cash equivalents and other working capital elements denominated in currencies other than their functional currencies.

The Company also mitigates foreign currency risks by having its foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

The Company uses forward foreign currency contracts and foreign currency swap agreements to manage the Company’s exposure from transactions in foreign currencies and to synthetically modify the currency of exposure of certain financial position items. These transactions include forecasted transactions and firm commitments denominated in foreign currencies.

As at March 31, 2013, the Company has forward foreign currency contracts totalling $1,012.4 million (buy contracts for $140.8 million and sell contracts for $871.6 million) (2012 ± $735.4 million, buy contracts for $113.3 million and sell contracts for $622.1 million), mainly to reduce the risk of variability of future cash flows resulting from forecasted transactions and firm sales commitments.

CAE Annual Report 2013 | 109

Notes to the Consolidated Financial Statements

The consolidated forward foreign currency contracts outstanding are as follows:

(amounts in millions, except average rate)		2013		2012
	Notional	Average	Notional	Average
Currencies (sold/bought)	Amount (1)	Rate	Amount (1)	Rate
USD/CDN
Less than 1 year	$501.2	0.98	$421.1	0.98
Between 1 and 3 years	78.9	0.98	70.7	0.98
Between 3 and 5 years	18.7	0.98	6.7	0.99
Over 5 years	1.8	0.97	-	-
CDN/EUR
Less than 1 year	11.6	1.33	16.1	1.34
Between 1 and 3 years	-	-	0.1	1.37
Between 3 and 5 years	7.7	1.40	-	-
EUR/CDN
Less than 1 year	47.9	0.75	40.2	0.74
Between 1 and 3 years	22.3	0.77	9.3	0.73
Between 3 and 5 years	10.3	0.72	13.2	0.72
Over 5 years	-	-	2.7	0.73
EUR/USD
Less than 1 year	55.9	0.75	0.3	0.73
GBP/CDN
Less than 1 year	37.7	0.63	28.5	0.62
Between 1 and 3 years	26.6	0.62	16.8	0.63
Between 3 and 5 years	0.8	0.62	2.8	0.62
Over 5 years	-	-	0.2	0.61
CDN/GBP
Between 1 and 3 years	5.3	1.54	-	-
CDN/USD
Less than 1 year	43.3	1.05	70.6	1.03
Between 1 and 3 years	10.0	1.13	17.6	1.13
Between 3 and 5 years	3.3	1.08	4.2	1.08
GBP/USD
Less than 1 year	15.9	0.67	-	-
Between 1 and 3 years	11.5	0.65	-	-
Between 3 and 5 years	12.7	0.65	-	-
USD/EUR
Less than 1 year	18.6	1.31	7.2	1.37
Between 1 and 3 years	-	-	-	-
SEK/USD
Less than 1 year	3.7	6.56	-	-
Between 1 and 3 years	22.1	6.68	-	-
Other currencies
Less than 1 year	33.5	-	5.5	-
Between 1 and 3 years	2.3	-	1.6	-
Between 3 and 5 years	8.8	-	-	-
Total	$1,012.4		$735.4
Effect of master netting agreement	153.4		173.1
Outstanding amount	$1,165.8		$908.5

(1) Exchange rates as at the end of the respective fiscal years were used to translate amounts in foreign currencies.

110	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

The Company has entered into foreign currency swap agreements related to its senior collateralized financing, obtained in June 2007, to convert a portion of the USD-denominated debt into GBP to finance its civil aviation training centre in the United Kingdom. The Company designated two USD to GBP foreign currency swap agreements as cash flow hedges with outstanding notional amounts of US$1.8 million (£0.9 million) (2012 ± US$3.1 million (£1.5 million)) and US$17.0 million (£8.5 million) (2012 ± US$17.0 million (£8.5 million)), amortized in accordance with the repayment schedule of the debt until June 2014 and June 2018 respectively.

Also, in a previous fiscal year, the Company entered into a cross currency interest rate swap agreement in connection with a senior secured non-recourse financing obtained to finance a military aviation training centre in India. This cross currency interest rate swap converts a USD-denominated floating rate debt into an Indian rupee (INR)-denominated fixed rate debt. This swap is designated as a cash flow hedge with notional amounts of US$21.1 million (INR 1,092.5 million) (2012 ± US$21.1 million (INR 1,092.5 million)) corresponding to the underlying loan until March 2020.

In fiscal 2013, the Company has entered into interest-only cross currency swap agreements related to its multi-tranche private placement issued in December 2012, to effectively fix the USD-denominated interest cash flows in CAD equivalent. The Company designated two USD to CAD interest-only currency swap agreements as cash flow hedges with outstanding notional amounts of US$127.0 million ($130.5 million) and US$98.0 million ($100.7 million) corresponding to the two tranches of the private placement until December 2024 and December 2027 respectively

The Company’s foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

In fiscal 2013, net unrealized losses on the measurement of derivatives, before income taxes, of $2.5 million (2012 ± $8.7 million losses) were recognized directly in equity. Net gains/losses were reclassified from equity to be included into income or to the related non-financial asset or liabilities as follows:

(amounts in millions)	2013	2012
Amount reclassified from OCI to income:
Revenue	$7.5	$6.4
Cost of sales	(0.2)	0.1
Finance expense – net	(1.4)	(1.1)
Other gains – net	0.7	-
Total amount reclassified from OCI to income	$6.6	$5.4
Amount reclassified from OCI to the related non-financial asset or liability
Contracts in progress: assets	$3.9	$(0.6)
Property, plant and equipment	(0.3)	(0.1)
Total amount reclassified from OCI to the related non-financial asset or liability	$3.6	$(0.7)
Total amount reclassified from OCI	$10.2	$4.7

During fiscal 2012, hedge accounting was discontinued for certain forward foreign currency contracts when it became probable that the original forecasted transactions would not occur by the end of the originally specified period. As a result, a gain of $0.3 million (2012 ± loss of $0.2 million) was recorded in income.

Also, a net loss of $0.1 million (2012 ± net gain of $0.4 million) representing the ineffective portion of the change in fair value of the cash flow hedges and the component of the hedging item’s gain or loss excluded from the assessment of effectiveness, was recognized in income.

The estimated net amount before tax of existing losses reported in accumulated other comprehensive income that is expected to be recognized during the next 12 months is $1.2 million. Future fluctuation in market rate (foreign exchange rate and/or interest rate) will impact the amount expected to be recognized.

CAE Annual Report 2013 | 111

Notes to the Consolidated Financial Statements

Foreign currency risk sensitivity analysis

The following table presents the Company’s exposure to foreign currency risk of financial instruments and the pre-tax effects on net income and OCI as a result of a reasonably possible strengthening of 5% in the relevant foreign currency against the Canadian dollar as at March 31. This analysis assumes all other variables remain constant.

(amounts in millions)	USD		€		GBP
	Net		Net		Net
	Income	OCI	Income	OCI	Income	OCI
2013	$(2.6)	$(20.5)	$1.5	$(1.6)	$(0.2)	$(2.8)
2012	$(0.2)	$(20.6)	$(1.0)	$(2.0)	$0.2	$(1.9)

A reasonably possible weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax income and OCI.

Interest rate risk

Interest rate risk is defined as the Company’s exposure to a gain or a loss to the value of its financial instruments as a result of fluctuations in interest rates. The Company bears some interest rate fluctuation risk on its floating rate long-term debt and some fair value risk on its fixed interest long-term debt. The Company mainly manages interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. The Company has a floating rate debt through its revolving unsecured credit facility and other asset-specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to synthetically convert interest rate exposures are mainly interest rate swap agreements.

As at March 31, 2013, the Company has entered into eight interest rate swap agreements with seven different financial institutions to mitigate these risks for a total notional value of $99.6 million (2012 ± $146.0 million). After considering these swap agreements, as at March 31, 2013, 81% (2012 ± 77%) of the long-term debt bears fixed interest rates.

The Company’s interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements. As a result, the changes in variable interest rates do not have a significant impact on net income and OCI.

Interest rate risk sensitivity analysis

In fiscal 2013 and fiscal 2012, a 1% increase/decrease in interest rates would not have a significant impact on the Company’s net income and OCI assuming all other variables remained constant.

Share-based payments cost

The Company has entered into equity swap agreements with a major Canadian financial institution to reduce its cash and income exposure to fluctuations in its share price relating to the DSU and LTI-DSU programs. Pursuant to the agreement, the Company receives the economic benefit of dividends and share price appreciation while providing payments to the financial institution for the institution’s cost of funds and any share price depreciation. The net effect of the equity swaps partly offset movements in the Company’s share price impacting the cost of the DSU and LTI-DSU programs and is reset quarterly. As at March 31, 2013, the equity swap agreements covered 2,706,816 common shares (2012 ± 2,500,000) of the Company.

Hedge of net investments in foreign operations

As at March 31, 2013, the Company has designated a portion of its senior notes totalling US$417.8 million (2012 ± US$192.8 million) and a portion of the sale lease back obligation totalling US$17.9 million (2012 ± US$19.7 million) as a hedge of its net investments in foreign operations. Gains or losses on the translation of the designated portion of its senior notes are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of foreign operations.

The Company determined that there is no concentration of risks arising from financial instruments and estimated that the information disclosed above is representative of its exposure to risk during the period.

112	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

Letters of credit and guarantees

As at March 31, 2013, the Company had outstanding letters of credit and performance guarantees in the amount of $113.2 million (2012 ± $127.7 million) issued in the normal course of business. These guarantees are issued mainly under the Revolving Term Credit Facility as well as the Performance Securities Guarantee (PSG) account provided by Export Development Corporation (EDC) and under other standby facilities available to the Company through various financial institutions.

The advance payment guarantees are related to progress/milestone payments made by the Company’s customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by the Company and to the customer’s requirements. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signing of a certificate of completion. The letter of credit for the lease obligation provides credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction and varies according to the payment schedule of the lease agreement.

(amounts in millions)	2013	2012
Advance payment	$59.0	$80.1
Contract performance	14.7	16.2
Lease obligation	24.5	23.6
Other	15.0	7.8
	$113.2	$127.7

Sale and leaseback transactions

For certain sale and leaseback transactions, the Company has agreed to guarantee the residual value of the underlying equipment in the event that the equipment is returned to the lessor and the net proceeds of any eventual sale do not cover the guaranteed amount. The maximum amount of exposure is $14.5 million (2012 ± $13.1 million), of which $9.6 million matures in 2020 and $4.9 million in 2023. Of this amount, as at March 31, 2013, $12.4 million is recorded as a deferred gain (2012 ± $13.1 million).

Indemnifications

In certain instances when the Company sells businesses, it may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that other than the liabilities already accrued, the maximum potential future payments that it could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defences, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material to the Company’s consolidated financial position, net income or cash flows.

CAE Annual Report 2013 | 113

Notes to the Consolidated Financial Statements

NOTE 32 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its businesses based principally on products and services. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Company manages operations through its five segments (see Note 1).

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Year ended March 31, 2013
(amounts in millions)	TS/C	SP/C	Civil	SP/M	TS/M	Military	NCM	Total
External revenue	$755.6	$402.4	$1,158.0	$561.6	$272.8	$834.4	$112.1	$2,104.5
Depreciation and amortization
Property, plant and equipment	83.4	4.6	88.0	8.4	8.5	16.9	2.7	107.6
Intangible and other assets	18.6	4.0	22.6	6.9	11.2	18.1	9.0	49.7
Write-downs and reversals of
write-downs of inventories	-	(0.4)	(0.4)	(0.2)	-	(0.2)	0.4	(0.2)
Write-downs and reversals of
write-downs of accounts receivable	3.3	0.3	3.6	0.2	-	0.2	0.4	4.2
Segment operating income	121.5	73.6	195.1	77.9	35.2	113.1	6.4	314.6

Year ended March 31, 2012
(amounts in millions)	TS/C	SP/C	Civil	SP/M	TS/M	Military	NCM	Total
External revenue	$498.4	$342.5	$840.9	$619.2	$278.1	$897.3	$83.0	$1,821.2
Depreciation and amortization
Property, plant and equipment	67.7	5.2	72.9	7.3	10.3	17.6	1.8	92.3
Intangible and other assets	13.6	2.2	15.8	4.7	7.8	12.5	5.2	33.5
Impairment and reversal of impairment
of non-financial assets (Note 21)	0.5	-	0.5	-	-	-	4.8	5.3
Write-downs and reversals of
write-downs of inventories	-	-	-	-	-	-	0.7	0.7
Write-downs and reversals of
write-downs of accounts receivable	1.8	0.2	2.0	0.9	(0.1)	0.8	0.5	3.3
Segment operating income (loss)	122.2	51.6	173.8	101.2	40.9	142.1	(13.8)	302.1

114	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

Operating profit

The following table provides a reconciliation between total segment operating income and operating profit:

(amounts in millions)	2013	2012
Total segment operating income	$314.6	$302.1
Restructuring, integration and acquisition costs (Note 23)	(68.9)	-
Operating profit	$245.7	$302.1

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

(amounts in millions)	2013	2012
TS/C	$147.5	$146.5
SP/C	25.3	25.1
SP/M	31.3	29.8
TS/M	17.9	10.9
NCM	12.6	8.5
Total capital expenditures	$234.6	$220.8

Assets and liabilities employed by segment

The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepayments, property, plant and equipment, intangible assets including goodwill, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contracts in progress, deferred gains and other non-current liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

(amounts in millions)	2013	2012
Assets employed
TS/C	$1,824.9	$1,334.0
SP/C	308.3	275.3
SP/M	569.3	518.0
TS/M	390.4	359.2
NCM	249.4	225.9
Assets not included in assets employed	536.4	471.3
Total assets	$3,878.7	$3,183.7
Liabilities employed
TS/C	$273.3	$161.0
SP/C	265.4	236.2
SP/M	253.5	247.6
TS/M	178.1	178.0
NCM	50.2	46.6
Liabilities not included in liabilities employed	1,723.7	1,272.1
Total liabilities	$2,744.2	$2,141.5

CAE Annual Report 2013 | 115

Notes to the Consolidated Financial Statements

Geographic information

The Company markets its products and services globally. Sales are attributed to countries based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

(amounts in millions)	2013	2012
Revenue from external customers
Canada	$205.3	$202.0
United States	622.9	612.0
United Kingdom	236.5	149.8
Germany	83.3	121.9
Netherlands	52.1	66.7
Other European countries	279.2	205.9
United Arab Emirates	74.9	55.5
China	154.4	117.7
Other Asian countries	208.9	139.6
Australia	99.1	73.4
Other countries	87.9	76.7
	$2,104.5	$1,821.2

(amounts in millions)	2013	2012
Non-current assets other than financial instruments and deferred tax assets
Canada	$459.0	$410.8
United States	611.2	577.8
South America	129.2	102.4
United Kingdom	285.2	255.6
Spain	43.4	49.6
Germany	60.5	61.4
Belgium	60.5	64.7
Luxembourg	144.4	-
Netherlands	75.1	79.3
Other European countries	180.2	72.1
United Arab Emirates	89.7	81.7
Other Asian countries	209.9	140.0
Other countries	59.7	38.0
	$2,408.0	$1,933.4

116	| CAE Annual Report 2013

Notes to the Consolidated Financial Statements

NOTE 33 – RELATED PARTY RELATIONSHIPS

The following table includes principal investments which significantly impact the results or assets of the Company:

Investments in subsidiaries consolidated in the Company’s financial statements:

		% equity	% equity
As at March 31		interest	interest
Name	Country of incorporation	2013	2012
7320701 Canada Inc.	Canada	100.0%	100.0%
8218765 Canada Inc	Canada	100.0%	-
BGT BioGraphic Technologies Inc.	Canada	100.0%	100.0%
CAE (UK) PLC	United Kingdom	100.0%	100.0%
CAE (US) Inc.	United States	100.0%	100.0%
CAE (US) LLC	United States	100.0%	100.0%
CAE Aircrew Training Services PLC	United Kingdom	77.9%	77.9%
CAE Australia Pty Ltd.	Australia	100.0%	100.0%
CAE Aviation Training B.V.	Netherlands	100.0%	100.0%
CAE Aviation Training Chile Limitada	Chile	100.0%	100.0%
CAE Aviation Training International Ltd.	Mauritius	100.0%	100.0%
CAE Aviation Training Peru Inc.	Peru	100.0%	100.0%
CAE Beyss Grundstücksgesellschaft mbH	Germany	100.0%	100.0%
CAE Brunei Multi Purpose Training Centre Sdn Bhd	Brunei	60.0%	60.0%
CAE Center Amsterdam B.V.	Netherlands	100.0%	100.0%
CAE Center Brussels N.V.	Belgium	100.0%	100.0%
CAE China Support Services Company Limited	China	100.0%	100.0%
CAE Civil Aviation Training Solutions, Inc.	United States	100.0%	100.0%
CAE Delaware Buyco Inc.	United States	100.0%	100.0%
CAE Electronik GmbH	Germany	100.0%	100.0%
CAE Engineering Korlitolt Felel sspg& Tirsasig	Hungary	100.0%	100.0%
CAE Euroco S.à r.l.	Luxembourg	100.0%	100.0%
CAE Flight & Simulator Services Sdn. Bhd.	Malaysia	100.0%	100.0%
CAE Flight Solutions USA Inc.	United States	100.0%	100.0%
CAE Flight Training Center Mexico, S.A. de C.V.	Mexico	100.0%	100.0%
CAE Flightscape Inc.	Canada	100.0%	100.0%
CAE Global Academy Évora, SA	Portugal	100.0%	100.0%
CAE Healthcare Canada Inc.	Canada	100.0%	100.0%
CAE Healthcare Inc.	United States	100.0%	100.0%
CAE Holdings B.V.	Netherlands	100.0%	100.0%
CAE Holdings Limited	United Kingdom	100.0%	100.0%
CAE India Private Limited	India	76.0%	76.0%
CAE International Capital Management Hungary LLC	Hungary	100.0%	100.0%
CAE International Holdings Limited	Canada	100.0%	100.0%
CAE Investments S.à r.l.	Luxembourg	100.0%	100.0%
CAE Labuan Inc.	Malaysia	100.0%	100.0%
CAE Luxembourg Acquisition, S.à r.l.	Luxembourg	100.0%	-
CAE Luxembourg Financing, S.à r.l.	Luxembourg	100.0%	-
CAE Management Luxembourg S.à r.l.	Luxembourg	100.0%	100.0%
CAE Mining Canada Inc.	Canada	100.0%	100.0%
CAE Mining Corporate Limited	United Kingdom	100.0%	100.0%
CAE Mining Holdings Inc.	Canada	100.0%	100.0%
CAE North East Training Inc.	United States	100.0%	100.0%
CAE Oxford Aviation Academy Amsterdam B.V.	Netherlands	100.0%	100.0%
CAE Oxford Aviation Academy Phoenix Inc.	United States	100.0%	100.0%
CAE Professional Services Australia Pty Ltd.	Australia	100.0%	100.0%
CAE Services (Canada) Inc.	Canada	100.0%	100.0%
CAE Services GmbH	Germany	100.0%	100.0%
CAE Services Italia S.r.l.	Italy	100.0%	100.0%
CAE Servicios Globales de Instrucción de Vuelo (España), S.L.	Spain	100.0%	100.0%

CAE Annual Report 2013 | 117

Notes to the Consolidated Financial Statements

CAE Shanghai Company, Limited	China	100.0%	-
CAE SimuFlite Inc.	United States	100.0%	100.0%
CAE Simulation Technologies Private Limited	India	100.0%	100.0%
CAE Simulator Services Inc.	Canada	100.0%	100.0%
CAE Singapore (S.E.A.) Pte Ltd.	Singapore	100.0%	100.0%
CAE South America Flight Training do Brasil Ltda.	Brazil	100.0%	100.0%
CAE STS Limited	United Kingdom	100.0%	100.0%
CAE Training & Services Brussels NV	Belgium	100.0%	100.0%
CAE Training Aircraft B.V.	Netherlands	100.0%	100.0%
CAE Training Norway AS	Norway	100.0%	100.0%
CAE USA Inc.	United States	100.0%	100.0%
CAE Verwaltungsgesellschaft mbH	Germany	100.0%	100.0%
Engenuity Holdings (USA) Inc.	United States	100.0%	100.0%
Flight Simulator-Capital L.P.	Canada	100.0%	100.0%
Flight Training Device (Mauritius) Ltd.	Mauritius	100.0%	100.0%
GCAT Australia Pty Ltd.	Australia	100.0%	-
GCAT Flight Academy Germany GmbH	Germany	100.0%	-
GCAT Flight Academy Matla Ltd.	Malta	100.0%	-
International Flight School (Mauritius) Ltd.	Mauritius	100.0%	100.0%
Invertron Simulators PLC	United Kingdom	100.0%	100.0%
Kestrel Technologies Pte Ltd.	Singapore	100.0%	100.0%
Oxford Aviation Academy European Holdings AB	Sweden	100.0%	-
Oxford Aviation Academy Finance Ltd.	Ireland	100.0%	-
Oxford Aviation Academy Ireland Holdings Ltd.	Ireland	100.0%	-
Oxford Aviation Academy (Oxford) Ltd.	United Kingdom	100.0%	-
Oxford Aviation Academy Norway Holdings AS	Norway	100.0%	-
Oxford Aviation Academy UK Ltd.	United Kingdom	100.0%	-
Presagis Canada Inc.	Canada	100.0%	100.0%
Presagis Europe (S.A.)	France	100.0%	100.0%
Presagis USA Inc.	United States	100.0%	100.0%
Rotorsim USA LLC	United States	-	100.0%
Servicios de Instrucción de Vuelo, S.L.	Spain	80.0%	80.0%
Simubel N.V. (a CAE Aviation Training Company)	Belgium	100.0%	100.0%
Simulator Sevicios Mexico, S.A. de C.V.	Mexico	100.0%	100.0%
SIV Ops Training, S.L.	Spain	100.0%	100.0%

Investments in joint ventures accounted for under the proportionate consolidation method:

		% equity	% equity
As at March 31		interest	interest
Name	Country of incorporation	2013	2012
Asian Aviation Centre of Excellence Sdn. Bhd.	Malaysia	50.0%	50.0%
CAE Flight Training (India) Private Limited	India	50.0%	50.0%
CAE Japan Flight Training Inc.	Japan	51.0%	51.0%
CAE-Lider Training do Brasil Ltda.	Brazil	50.0%	50.0%
China Southern West Australia Flying College Pty Ltd.	Australia	47.1%	47.1%
Embraer CAE Training Services (UK) Limited	United Kingdom	49.0%	49.0%
Embraer CAE Training Services, LLC	United States	49.0%	49.0%
Emirates-CAE Flight Training LLC	United Arab Emirates	49.0%	49.0%
Hatsoff Helicopter Training Private Limited	India	50.0%	50.0%
Helicopter Training Media International GmbH	Germany	50.0%	50.0%
HFTS Helicopter Flight Training Services GmbH	Germany	25.0%	25.0%
National Flying Training Institute Private Limited	India	51.0%	51.0%
Philippine Academy for Aviation Training Inc.	Philippine	50.0%	50.0%
Rotorsim s.r.l.	Italy	50.0%	50.0%
Rotorsim USA LLC	United States	50.0%	-
Zhuhai Xiang Yi Aviation Technology Company Limited	China	49.0%	49.0%

118	| CAE Annual Report 2013

	Notes to the Consolidated Financial Statements

Available-for-sale investment:

		% equity	% equity
As at March 31	Country of incorporation	interest	interest
Name		2013	2012
CVS Leasing Limited	United Kingdom	13.4%	13.4%

The stated percentage of ownership is in relation to the Company’s ownership.

NOTE 34 – RELATED PARTY TRANSACTIONS

The following table presents the Company’s outstanding balances with its joint ventures that are attributable to the interest of the other venturers specifically:

(amounts in millions)	2013	2012
Accounts receivable (Note 5)	$12.4	$23.4
Contracts in progress: assets	20.8	18.1
Other assets	9.4	10.0
Accounts payable and accrued liabilities (Note 10)	12.6	5.4
Contracts in progress: liabilities	4.8	6.2

The following table presents the Company’s transactions with its joint ventures that are attributable to the interest of the other venturers specifically:

(amounts in millions)	2013	2012
Revenue from products and services	$63.3	$57.6
Purchases of products and services, and other	6.0	6.7
Other income transactions	0.5	9.8

Other assets include an obligation under finance leases from a related party maturing in October 2022 and carrying an interest rate of 5.14% per annum. There are no provisions held against any of the receivables from related parties as at March 31, 2013 (2012 t nil).

In addition, during fiscal 2013, transactions amounting to $4.3 million (2012 t $2.1 million) were made, at normal market prices, with organizations of which some of the Company’s directors are partners or officers.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

(amounts in millions)	2013	2012
Salaries and other short-term employee benefits	$4.0	$4.9
Post-employment benefits	2.0	1.3
Termination benefits	-	1.5
Share-based payments	2.4	2.5
	$8.4	$10.2

CAE Annual Report 2013 | 119

Board of Directors and Officers

BOARD OF DIRECTORS

Lynton R. Wilson, O.C.[1, 2, 4]

Chairman of the Board
CAE Inc.
Oakville, Ontario

Marc Parent[1]

President and Chief Executive Officer
CAE Inc.
Lorraine, Québec

Brian E. Barents[2]

Corporate Director
Andover, Kansas

John A. (Ian) Craig[3]

Business Consultant and
Corporate Director
Ottawa, Ontario

H. Garfield Emerson, Q.C., ICD.D[3, 4]

Principal, Emerson Advisory
and Corporate Director
Toronto, Ontario

The Honourable Michael M. Fortier, P.C.[4]

Vice Chairman
RBC Capital Markets
Montreal, Québec

Paul Gagné[2, 3]

Chairman
Wajax Corporation
Senneville, Québec

James F. Hankinson[1, 4]

Corporate Director
Toronto, Ontario

E. Randolph (Randy) Jayne II[4]

Managing Partner
Heidrick & Struggles
International, Inc.
Webster Groves, Missouri

Robert Lacroix, O.C., Ph.D[4]
Corporate Director

Montreal, Québec

The Honourable John Manley, P.C., O.C.[2, 3]

President and Chief Executive Officer
Canadian Council of Chief Executives
Ottawa, Ontario

Gen. Peter J. Schoomaker U.S.A. (Ret.)[2]

Corporate Director
Tampa, Florida

Andrew J. Stevens

Corporate Director
Gloucestershire, UK

Katharine B. Stevenson[3]

Corporate Director
Toronto, Ontario

Lawrence N. Stevenson[2]

Managing Director
Callisto Capital
Toronto, Ontario

Kathleen E. Walsh

President and Chief Executive Officer
Boston Medical Center
Boston, Massachusetts

OFFICERS

Lynton R. Wilson

Chairman of the Board

Marc Parent

President and Chief Executive Officer

Nick Leontidis

Group President
Civil Simulation Products and Training & Services

Gene Colabatistto

Group President
Military Simulation Products and Training & Services

Stéphane Lefebvre

Vice President, Finance and Chief Financial Officer

Hartland J. A. Paterson

Vice President, Legal, General Counsel & Corporate Secretary

Bernard Cormier

Vice President
Human Resources

Éric Bussières

Vice President
Finance – Civil and Treasurer

Sonya Branco

Vice President and Controller

[1] Member of the Executive Committee
[2] Member of the Human Resources Committee
[3] Member of the Audit Committee
[4] Member of the Governance Committee

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Shareholder and Investor Information

CAE SHARES

CAE's shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE) under the symbol "CAE".

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Tel. 514-982-7555 or
1-800-564-6253
(toll free in Canada and the U.S.)
www.computershare.com

DIVIDEND REINVESTMENT PLAN

Canadian resident registered shareholders of CAE Inc. who wish to receive dividends in the form of CAE Inc. common shares rather than a cash payment (currently at a 2% discount as of the date of this Annual Report) may participate in CAE's dividend reinvestment plan. In order to obtain the dividend reinvestment plan form, please contact Computershare Trust Company of Canada or go to www.cae.com/dividend.

DIRECT DEPOSIT DIVIDEND

Canadian resident registered shareholders of CAE Inc. who receive cash dividends may elect to have the dividend payment deposited directly to their bank accounts instead of receiving a cheque. In order to obtain the direct deposit dividend form, please contact Computershare Trust Company of Canada.
www.cae.com/dividend

DUPLICATE MAILINGS

To eliminate duplicate mailings by consolidating accounts, registered shareholders must contact Computershare Trust Company of Canada; non-registered shareholders must contact their investment brokers.

INVESTOR RELATIONS

Quarterly and annual reports as well as other corporate documents are available on our website at www.cae.com. These documents can also be obtained from our Investor Relations department:

Investor Relations

CAE Inc.
8585 Côte-de-Liesse
Saint-Laurent, Québec
H4T 1G6
Tel. 1-866-999-6223
investor.relations@cae.com

Version française

Pour obtenir la version française du rapport annuel, s'adresser à investisseurs@cae.com.

2013 ANNUAL MEETING

The Annual Shareholders Meeting will be held at 10:30 a.m. (Eastern Time), Thursday, August 8, 2013 at Le Centre Sheraton Montréal, 1201, blv. René-Lévesque west, 4th floor, Montreal, Quebec. The meeting will also be webcast live on CAE's website, www.cae.com.

AUDITORS

PricewaterhouseCoopers LLP
Chartered Accountants
Montreal, Québec

TRADEMARKS

Trademarks and/or registered trademarks of CAE Inc. and/or its affiliates include but are not limited to CAE, CAE Medallion 6000, CAE Simfinity, CAE True Electric Motion, CAE True Airport, CAE Tropos 6000, CAE Augmented Engineering Environment, CAE Dynamic Synthetic Environment, CAE Unmanned Aerial Systems (UAS) Mission Trainer, CAE Terra mining simulator, VIMEDIX Women's Health obstetrical simulator. All other brands and product names are trademarks or registered trademarks of their respective owners. All logos, tradenames and trademarks referred to and used herein remain the property of their respective owners and may not be used, changed, copied, altered, or quoted without the written consent of the respective owner. All rights reserved.

CORPORATE GOVERNANCE

The following documents pertaining to CAE's corporate governance practices may be accessed either from CAE's website (www.cae.com) or by request from the Corporate Secretary:

- Board and Board Committee mandates
- Position descriptions for the Board Chair, the Committee Chairs and the Chief Executive Officer
- CAE's Code of Business Conduct, and the Board Member's Code of Conduct
- Corporate Governance Guideline.

Most of the New York Exchange's (NYSE) corporate governance listing standards are not mandatory for CAE. Significant differences between CAE's practices and the requirements applicable to U.S. companies listed on the NYSE are summarized on CAE's website. CAE is otherwise in compliance with the NYSE requirements in all significant respects.

CAE Annual Report 2013 | 121

FORWARD-LOOKING STATEMENTS

Certain statements made in this annual report are forward-looking statements under the Private Securities Litigation Reform Act of 1995 and Canadian securities regulations. All statements, other than statements of historical facts, included herein that pertain to activities, events or developments that we expect or anticipate will or may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, prices for our major products, inventory levels, capital spending and tax rates are forward-looking statements.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Such expectations and assumptions involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Important risks that could cause such differences include, but are not limited to, the length of sales cycle, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical in-puts, foreign exchange rate of currencies and doing business in foreign countries. These and other risks that could cause actual results or events to differ materially from current expectations or assumptions are described in the risk factors section of CAE’s Annual Information Form for the year ended March 31, 2013, filed with the Canadian securities commissions and the U.S. Securities and Exchange Commission. Any forward-looking statements made in this annual report represent our expectations as of May 16, 2013, and accordingly, are subject to change after such date. We disclaim any intention or obligation to update any forward-looking statements unless legislation requires us to do so.

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